
10012463


KEARNY
FINANCIAL CORP.

LEADERSHIP INNOVATION SERVICE







2010 ANNUAL REPORT

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

It is our pleasure to present the annual report for fiscal year 2010 for Kearny Financial Corp. (the "Company") and our subsidiary, Kearny Federal Savings Bank (the "Bank").

We are very proud to report that our financial performance continues to improve while the remnants of the worst global financial meltdown since the Great Depression appear to have had a lasting affect on many in the financial services industry. During 2010, as many financial institutions drew in their oars, we took an alternate approach prudently growing our franchise in the face of a sluggish economy. In fact, at June 30, 2010, our total assets reached $2.34 billion, up $214.9 million or 10.1% from $2.12 billion at June 30, 2009. We funded this growth with a $202.4 million increase in deposits. This growth resulted from our retail branch network as many disenfranchised consumers fled the mega-banks for the convenience, service, safety and soundness of a community bank. Of particular significance was the fact that $127.6 million or 63.0% of that growth was attributed to non-maturity deposits while the remaining $74.8 million or 37.0% was attributable to growth in certificates of deposit.

We attribute much of the Company's success to a disciplined business plan with steadfast adherence to sound business practices and a strong, conservative credit culture, which helped us avoid the sub-prime mortgage debacle that affected so many banks and mortgage companies over the last few years. As such, we are pleased to report that at June 30, 2010, total non-performing assets comprised only 0.93% of the Company's total assets as compared to 0.62% at June 30, 2009. Overall, our performance in this area was excellent. Based upon information published by the Office of Thrift Supervision (the "OTS") in its Uniform Thrift Performance Report for the quarter ended June 30, 2010, the median non-performing asset ratio for thrift institutions in the Northeast Region with total assets ranging from $1 billion to $5 billion was 2.03% indicating that the Bank's level of non-performing assets is significantly less than that of the Bank's peers at June 30, 2010.

In 2010, we once again received a five-star rating from Bauer Financial Inc. This marks eighty- eight consecutive quarters in which we have received this most coveted recognition as one of the strongest banks in the nation. The Bank's fiscal year-end capital ratios are as follows: Tier I or Core Capital ratio 16.44%; Tier I Risk Based Capital ratio 37.54%; Total Risk Based Capital ratio 37.98%. All of the Bank's capital ratios continue to be well above regulatory requirements as established by the OTS.

The Bank continued to expand its branch franchise in 2010 through measured internal growth as well as de-novo branching. These efforts were further supported by the development of segmented marketing campaigns that concentrated on boosting core deposits. StarBanking, a relationship-based checking account that bundles services for depositors with combined balances over a certain dollar threshold, continued to prove popular among our customers. During the second half of fiscal 2010, we launched our newest checking account product "High Yield Checking." This progressive product is designed to attract core deposits from a younger, more tech-savvy demographic, through interest rate and ATM reimbursement incentives. Customers receive these benefits in exchange for performing a number of basic behaviors that help the Bank reduce costs through the use of technology as well as earn the Bank additional fee income. Finally, during the quarter ended September 30, 2009, we expanded our retail presence to twenty-seven full-service locations with the opening of our Pequannock Township office. Deposit growth in this location was brisk and by late June 2010 deposits had eclipsed the $27 million mark. We expect to add additional branch locations next year to expand into contiguous markets and enhance our existing branch footprint.

On May 25, 2010, the proposed acquisition of Central Jersey Bank, N.A. was announced. When completed, the transaction will expand our franchise in two highly attractive New Jersey counties with the addition of thirteen full-service branches. This will complete our branch footprint making it uninterrupted from northern Bergen County to southern Ocean County. In addition, Central Jersey Bank, N.A. will provide valuable commercial lending expertise and other business development resources such as a full service SBA department with preferred lender status from the U.S. Small Business Administration. Finally, from a financial prospective, we expect the transaction to be $0.05 accretive to annual GAAP earnings per share in the first full year of combined operations.

The past year also saw a "changing of the guard" for the Company and the Bank when I announced my retirement effective April 1, 2011. Until that time, I will continue on as Chief Executive Officer. Craig L. Montanaro, formerly Senior Vice President and Director of Strategic Planning, was elected President and Chief Operating Officer. Mr. Montanaro will become CEO and President upon my retirement next April. In addition, William C. Ledgerwood, previously Senior Vice President and Chief Financial Officer, was appointed Executive Vice president and Chief Financial Officer. He will assume the title of Executive Vice President and Chief Operating Officer at the same time.

As we move forward, a strong sense of commitment to shareholders, customers and the communities we serve will continue to define our efforts. We will continue to employ conservative principles when evaluating growth opportunities ever mindful of the trust placed in us by our shareholders. We will also seek meaningful ways to widen product offerings, attract new customers, and provide the finest in personal, attentive service.

All of us at Kearny Financial Corp. and Kearny Federal Savings Bank are grateful for the support and confidence placed in us. We look forward to a future of dynamic growth with increased shareholder value and we pledge our finest efforts to those ends.

Sincerely,



John N. Hopkins
Chief Exective Officer



Craig L. Montanaro
President and
Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended June 30, 2010

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission File Number: **0-51093**

KEARNY FINANCIAL CORP.
(Exact name of Registrant as specified in its Charter)

United States	**22-3803741**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
120 Passaic Avenue, Fairfield, New Jersey	**07004**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(973) 244-4500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.10 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES [X] NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] YES [X] NO

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] YES [ ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ ] YES [ ] NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] YES [X] NO

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on December 31, 2009 (the last business day of the Registrant's most recently completed second fiscal quarter) was $152.1 million. Solely for purposes of this calculation, shares held by directors, executive officers and greater than 10% stockholders are treated as shares held by affiliates.

As of September 3, 2010 there were outstanding 68,000,777 shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the definitive Proxy Statement for the Registrant's 2010 Annual Meeting of Stockholders. (Part III)

KEARNY FINANCIAL CORP.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2010

INDEX

PART I

PART II

PART III

PART IV

Forward-Looking Statements

Kearny Financial Corp. (the "Company" or the "Registrant") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company's control). In addition to the factors described under Item 1A. Risk Factors, the following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

- the strength of the United States economy in general and the strength of the local economy in which the Company conducts operations,
- the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations,
- the impact of changes in financial services laws and regulations (including laws concerning taxation, banking, securities and insurance),
- changes in accounting policies and practices, as may be adopted by regulatory agencies, the Financial Accounting Standards Board ("FASB") or the Public Company Accounting Oversight Board,
- technological changes.
- competition among financial services providers and,
- the success of the Company at managing the risks involved in the foregoing and managing its business.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

PART I

Item 1. Business

General

The Company is a federally-chartered corporation that was organized on March 30, 2001 for the purpose of being a holding company for Kearny Federal Savings Bank (the "Bank"), a federally-chartered stock savings bank. On February 23, 2005, the Company completed a minority stock offering in which it sold 21,821,250 shares, representing 30% of its outstanding common stock upon completion of the offering. The remaining 70% of the outstanding common stock, totaling 50,916,250 shares, were retained by Kearny MHC (the "MHC"). The MHC is a federally-chartered mutual holding company and so long as the MHC is in existence, it will at all time own a majority of the outstanding common stock of the Company. The stock repurchase programs conducted by the Company since the offering have reduced the total number of shares outstanding. The 50,916,250 shares held by the MHC represented 74.5% of the 68,344,277 total shares outstanding as of the Company's June 30, 2010 fiscal year end. The MHC and the Company are chartered and regulated by the Office of Thrift Supervision ("OTS").

The Company is a unitary savings and loan holding company and conducts no significant business or operations of its own. References in this Annual Report on Form 10-K to the Company or Registrant generally refer to the Company and the Bank, unless the context indicates otherwise. References to "we", "us", or "our" refer to the Bank or Company, or both, as the context indicates.

The Bank was originally founded in 1884 as a New Jersey mutual building and loan association. It obtained federal insurance of accounts in 1939 and received a federal charter in 1941. The Bank's deposits are federally insured by the Deposit Insurance Fund as administered by the Federal Deposit Insurance Corporation ("the FDIC") and the Bank is regulated by the OTS and the FDIC.

The Company's primary business is the ownership and operation of the Bank. The Bank is principally engaged in the business of attracting deposits from the general public in New Jersey and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Loans originated or purchased by the Bank generally include loans collateralized by residential and commercial real estate augmented by secured and unsecured loans to businesses and consumers. The investment securities purchased by the Bank generally include U.S. agency mortgage-backed securities, U.S. government and agency debentures and bank-qualified municipal obligations. The Bank maintains a small balance of single issuer trust preferred securities and non-agency mortgage-backed securities which were acquired through the Company's purchase of other institutions and does not actively purchase such securities. At June 30, 2010, net loans receivable comprised 43.0% of our total assets while investment securities, including mortgage-backed and non-mortgage-backed securities, comprised 42.3% of our total assets. By comparison, at June 30, 2009, net loans receivable comprised 48.9% of our total assets while securities comprised 33.7% of our total assets.

The loan portfolio's decline on both a dollar and percentage of total assets basis during fiscal 2010 reflected an accelerated level of loan prepayments compared to fiscal 2009 that outpaced the year-over-year increase in the Company's volume of new loan acquisitions. The increase in loan acquisitions during fiscal 2010 included an increase in internally originated loans partially offset by declines in purchased loans. Despite the year-to-year increase in loan acquisition volume, the level of loan originations and purchases during fiscal 2010 continued to reflect the challenges of declining real estate values and high levels of unemployment that have characterized the regional and national economy since the financial crisis of 2008-2009. Notwithstanding these near-term challenges, our strategic business plan continues to call for increasing the balance of our loan portfolio relative to the size of our securities portfolio over the next several years.

We operate from an administrative headquarters in Fairfield, New Jersey and had 27 branch offices as of June 30, 2010. We also operate an Internet website at www.kearnyfederalsavings.com through which copies of our periodic reports are available free of charge as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Market Area. At June 30, 2010, our primary market area consists of the New Jersey counties in which we currently operate branches: Bergen, Essex, Hudson, Middlesex, Morris, Ocean, Passaic and Union Counties. While we have also considered Monmouth County, New Jersey to be part of our market area in the past, we expect this market to grow in strategic significance due to our proposed acquisition of Central Jersey Bancorp (NASDAQ: CJBK), headquartered in Monmouth County, NJ, as discussed below. Our lending is concentrated in these nine counties and our predominant sources of deposits are the communities in which our offices are located as well as the neighboring communities.

Our primary market area is largely urban and suburban with a broad economic base as is typical within the New York metropolitan area. Service jobs represent the largest employment sector followed by wholesale/retail trade. Our business of attracting deposits and making loans is generally conducted within our primary market area. A downturn in the local economy could reduce the amount of funds available for deposit and the ability of borrowers to repay their loans which would adversely affect our profitability.

Competition. We operate in a market area with a high concentration of banking and financial institutions and we face substantial competition in attracting deposits and in originating loans. A number of our competitors are significantly larger institutions with greater financial and managerial resources and lending limits. Our ability to compete successfully is a significant factor affecting our growth potential and profitability.

Our competition for deposits and loans historically has come from other insured financial institutions such as local and regional commercial banks, savings institutions and credit unions located in our primary market area. We also compete with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans. We also face competition for attracting funds from providers of alternative investment products such as equity and fixed income investments such as corporate, agency and government securities as well as the mutual funds that invest in these instruments.

There are large retail banking competitors operating throughout our primary market area, including Bank of America, Citibank, Hudson City Savings Bank, JP Morgan Chase Bank, PNC Bank, TD Bank, and Wells Fargo Bank and we face strong competition from other community-based financial institutions. Based on data compiled by the FDIC as of June 30, 2009, the latest date for which such data is available, Kearny Federal Savings Bank was ranked 17th of 115 depository institutions operating in the eight counties in which it has branches with 0.92% of total FDIC-insured deposits.

Proposed Acquisition of Central Jersey Bancorp. On May 25, 2010, the Company and the Bank entered into an Agreement and Plan of Merger (the "Merger Agreement") with Central Jersey Bancorp ("Central Jersey") and its wholly owned subsidiary, Central Jersey Bank, National Association ("Central Jersey Bank"), pursuant to which Central Jersey will merge with a to-be-formed subsidiary of the Company and thereby become a wholly owned subsidiary of Company (the "Merger"). Immediately thereafter, Central Jersey Bank will merge with and into the Bank (the "Bank Merger"). Central Jersey Bank will operate as a division of the Bank for at least 18 months after closing. At June 30, 2010, Central

Jersey Bank had $576.8 million in assets and 13 branch offices in Monmouth and Ocean Counties, New Jersey.

Under the terms of the Merger Agreement, shareholders of Central Jersey will receive $7.50 in cash (the "Merger Consideration") for each share of Central Jersey common stock held. The Merger Agreement also provides that all options to purchase Central Jersey stock that are outstanding and unexercised immediately prior to the closing under Central Jersey's various stock option plans will be cancelled in exchange for a cash payment equal to the positive difference between $7.50 and the exercise price. The estimated aggregate value of the transaction is $72.3 million.

Central Jersey will use its best efforts to redeem the 11,300 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A previously issued to the U.S. Department of Treasury under the TARP Capital Purchase Plan immediately before or contemporaneously with closing. The warrant issued to the U.S. Treasury in connection with Treasury's preferred stock investment will be converted into the right to receive the difference between $7.50 and the warrant exercise price times the number of shares covered by the warrant.

The Merger Agreement contains (a) customary representations and warranties of Central Jersey and the Company, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements, and compliance with applicable laws, (b) covenants of Central Jersey to conduct its business in the ordinary course until the Merger is completed; (c) covenants of Central Jersey not to take certain actions during such period. Central Jersey has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

Consummation of the Merger is subject to certain conditions, including, among others, approval of the Merger by shareholders of Central Jersey, governmental filings and regulatory approvals and expiration of applicable waiting periods, absence of litigation, accuracy of specified representations and warranties of the other party, and obtaining material permits and authorizations for the lawful consummation of the Merger and the Bank Merger. The Merger is also conditioned upon Central Jersey's nonperforming assets, as defined in the Merger Agreement, not exceeding $20.0 million between March 31, 2010 and the Closing Date.

The Merger Agreement also contains certain termination rights for the Company and Central Jersey, as the case may be, applicable upon the occurrence or non-occurrence of certain events, including: final, non-appealable denial of required regulatory approvals required for consummation of the Merger; failure of Central Jersey shareholders to approve the Merger; if, subject to certain conditions, the Merger has not been completed by March 31, 2011; a breach by the other party that is not or cannot be cured within 30 days after written notice if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; entry by the Board of Directors of Central Jersey into an alternative business combination transaction; or the failure by the Board of Directors of Central Jersey to hold the meeting of shareholders to vote on the Merger Agreement or to recommend the Merger to its shareholders. If the Merger is not consummated under certain circumstances, Central Jersey has agreed to pay the Company a termination fee of up to $2.8 million.

The representations and warranties of each party set forth in the Merger Agreement have been made solely for the benefit of the other party to the Merger Agreement. In addition, such representations and warranties (a) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (b) were made only as of the date of the Merger

Agreement or such other date as is specified in the Merger Agreement, and (c) may have been included in the Merger Agreement for the purpose of allocating risk between the Company and Central Jersey rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Lending Activities

General. We have traditionally focused on the origination of one-to-four family first mortgage loans, which comprise a significant majority of our total loan portfolio. Our next largest category of loans comprises commercial mortgages, including loans secured by multi-family, mixed-use and nonresidential properties. Our commercial loan offerings also include secured and unsecured business loans most of which are secured by real estate. Our consumer loan offerings primarily include home equity loans and home equity lines of credit as well as account loans and overdraft lines of credit. We also offer construction loans to builders/developers as well as individual homeowners. Substantially all of our borrowers are residents of our primary market area and would be expected to be similarly affected by economic and other conditions in that area. Since May 2007, we have been purchasing out-of-state one-to-four family first mortgage loans to supplement our in-house originations, as discussed on Page 13.

	At June 30,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)									
Real estate mortgage:										
One-to-four family	**$ 663,850**	**65.52%**	$ 689,317	65.97%	$ 687,679	66.99%	$ 559,306	64.66%	$ 465,822	65.80%
Multi-family and nonresidential	**203,013**	**20.04**	197,379	18.89	178,588	17.40	159,147	18.40	107,111	15.13
Commercial business	**14,352**	**1.42**	14,812	1.42	8,735	0.85	4,205	0.48	3,208	0.45
Consumer:										
Home equity loans	**101,659**	**10.03**	113,387	10.85	123,978	12.08	113,624	13.14	93,639	13.23
Home equity lines of credit	**11,320**	**1.12**	12,116	1.16	11,478	1.12	12,748	1.47	12,988	1.83
Passbook or certificate	**2,703**	**0.27**	2,922	0.28	2,662	0.26	3,250	0.38	2,884	0.41
Other	**1,545**	**0.15**	1,585	0.15	1,332	0.13	1,391	0.16	247	0.03
Construction	**14,707**	**1.45**	13,367	1.28	12,062	1.17	11,360	1.31	22,078	3.12
Total loans	**1,013,149**	**100.00%**	1,044,885	100.00%	1,026,514	100.00%	865,031	100.00%	707,977	100.00%
Less:										
Allowance for loan losses	**8,561**		6,434		6,104		6,049		5,451	
Unamortized yield adjustments including net premiums on purchased loans and net deferred loans costs and fees	**(564)**		(962)		(1,276)		(1,511)		(1,087)	
	7,997		5,472		4,828		4,538		4,364	
Total loans, net	**$1,005,152**		$1,039,413		$1,021,686		$ 860,493		$ 703,613	

Loan Maturity Schedule. The following table sets forth the maturities of our loan portfolio at June 30, 2010. Demand loans, loans having no stated maturity and overdrafts are shown as due in one year or less. Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

	Real estate mortgage: One-to-four family	Real estate mortgage: Multi-family and commercial	Commercial business	Home equity loans	Home equity lines of credit	Passbook or certificate	Other	Construction	Total
				(In Thousands)					
Amounts Due:									
Within 1 Year	$ 285	$ 385	$ 6,886	$ 162	$ 4	$ 1,287	$ 103	$ 11,985	$ 21,097
After 1 year:									
1 to 3 years	2,548	626	—	2,124	14	46	1	2,722	8,081
3 to 5 years	6,613	504	—	5,402	142	16	8	—	12,685
5 to 10 years	72,078	10,321	84	28,163	4,549	—	—	—	115,195
10 to 15 years	140,772	31,836	1,427	31,615	5,941	—	—	—	211,591
Over 15 years	441,554	159,341	5,955	34,193	670	1,354	1,433	—	644,500
Total due after one year	663,565	202,628	7,466	101,497	11,316	1,416	1,442	2,722	992,052
Total amount due	$ 663,850	$ 203,013	$ 14,352	$ 101,659	$ 11,320	$ 2,703	$ 1,545	$ 14,707	$ 1,013,149

The following table shows the dollar amount of loans as of June 30, 2010 due after June 30, 2011 according to rate type and loan category.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In Thousands)	
Real estate mortgage:			
One-to-four family	$ 604,612	$ 58,953	$ 663,565
Multi-family and commercial	172,428	30,200	202,628
Commercial business	4,527	2,939	7,466
Consumer:			
Home equity loans	101,497	—	101,497
Home equity lines of credit	2,650	8,666	11,316
Passbook or certificate	—	1,416	1,416
Other	297	1,145	1,442
Construction	—	2,722	2,722
Total	$ 886,011	$ 106,041	$ 992,052

One-to-Four Family Mortgage Loans. Our primary lending activity has traditionally consisted of the origination of one-to-four family first mortgage loans, of which approximately $570.7 million or 86.0% are secured by properties located within New Jersey as of June 30, 2010. By comparison, at June 30, 2009 approximately $583.5 million or 84.7% of loans were secured by New Jersey properties. During the year ended June 30, 2010, the Bank originated $102.1 million of one-to-four family first mortgage loans within New Jersey compared to $79.4 million in the year ended June 30, 2009. Despite the year-to-year increase in loan origination volume, the overall level of loan originations during fiscal 2010 continued to reflect the challenges of declining real estate values and high levels of unemployment that have characterized the regional and national economy since the financial crisis of 2008-2009. The volume of loan originations for fiscal 2010 also reflected management's decision to maintain its conservative underwriting standards coupled with a disciplined pricing policy which may have caused some potential borrowers to seek financing with more aggressive lenders. To supplement originations, we also purchased one-to-four family first mortgages totaling $31.2 million during the year ended June 30, 2010, compared to $67.7 million during the year ended June 30, 2009. An acceleration of one-to-four family mortgage loan prepayments during fiscal 2010 outpaced the corresponding increase in loan acquisition volume resulting in the reported decline in the outstanding balance of this segment of the loan portfolio for fiscal 2010.

We will originate a one-to-four family mortgage loan on an owner-occupied property with a principal amount of up to 95% of the lesser of the appraised value or the purchase price of the property, with private mortgage insurance required if the loan-to-value ratio exceeds 80%. Our loan-to-value limit on a non-owner-occupied property is 75%. Loans in excess of $1.0 million are handled on a case-by-case basis and are subject to lower loan-to-value limits, generally no more than 50%.

Our fixed-rate and adjustable-rate residential mortgage loans on owner-occupied properties have terms of ten to 30 years. Residential mortgage loans on non-owner-occupied properties have terms of up to 15 years for fixed-rate loans and terms of up to 20 years for adjustable-rate loans. We also offer ten-year balloon mortgages with a thirty-year amortization schedule on owner-occupied properties and a twenty-year amortization schedule on non-owner-occupied properties.

Our adjustable-rate loan products provide for an interest rate that is tied to the one-year Constant Maturity U.S. Treasury index and have terms of up to 30 years with initial fixed-rate periods of one, three, five, seven, or ten years according to the terms of the loan and annual rate adjustment thereafter. We also offer an adjustable-rate loan with a term of up to 30 years with a rate that adjusts every five years to the five-year Constant Maturity U.S. Treasury index. There is a 200 basis point limit on the rate adjustment in any adjustment period and the rate adjustment limit over the life of the loan is 600 basis points.

We offer a first-time homebuyer program for persons who have not previously owned real estate and are purchasing a one-to-four family property in Bergen, Passaic, Morris, Essex, Hudson, Middlesex, Monmouth, Ocean and Union Counties, New Jersey for use as a primary residence. This program is also available outside these areas, but only to persons who are existing deposit or loan customers of Kearny Federal Savings Bank and/or members of their immediate families. The financial incentives offered under this program are a one-eighth of one percentage point rate reduction on all first mortgage loan types and the refund of the application fee at closing.

The fixed-rate mortgage loans that we originate generally meet the secondary mortgage market standards of the Federal Home Loan Mortgage Corporation ("Freddie Mac"). However, as our business plan continues to call for increasing loans on both a dollar and percentage of assets basis, we generally do not sell loans in the secondary market and do not currently expect to do so in any large capacity in the near future. Toward that end, there were no residential mortgage loan sales in the secondary market during the last three fiscal years.

Substantially all of our residential mortgages include "due on sale" clauses, which give us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party. Property appraisals on real estate securing our one-to-four family first mortgage loans are made by state certified or licensed independent appraisers approved by the Bank's Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. We require title insurance policies on all first mortgage real estate loans originated. Homeowners, liability and fire insurance and, if applicable, flood insurance, are also required.

Multi-Family and Nonresidential Real Estate Mortgage Loans. We also originate commercial mortgage loans on multi-family and nonresidential properties, including loans on apartment buildings, retail/service properties and other income-producing properties, such as mixed-use properties combining residential and commercial space. The factors noted above that impacted residential loan origination volume during fiscal 2010 also adversely impacted the origination volume of commercial mortgages. Consequently, the Bank originated $31.0 million of multi-family and commercial real estate mortgages during the year ended June 30, 2010, compared to $36.7 million during the year ended June 30, 2009. Despite the year-over-year decrease in loan origination volume, the outstanding balance of the portfolio grew modestly during fiscal 2010. The Company's business plan continues to call for growing strategic emphasis on the origination of commercial mortgages and increasing that portfolio on both a dollar and percentage of assets basis.

We generally require no less than a 25% down payment or equity position for mortgage loans on multi-family and nonresidential properties. For such loans, we generally require personal guarantees. Currently, these loans are made with a maturity of up to 25 years. We also offer a five-year balloon loan with a twenty five-year amortization schedule. Our commercial mortgage loans are secured by properties located in New Jersey.

Commercial mortgage loans generally are considered to entail significantly greater risk than that which is involved with one-to-four family, owner-occupied real estate lending. The repayment of these loans typically is dependent on the successful operations and income stream of the borrower and the real estate securing the loan as collateral. These risks can be significantly affected by economic conditions. In addition, commercial mortgage loans generally carry larger balances to single borrowers or related groups of borrowers than one-to-four family mortgage loans. Consequently, such loans typically require substantially greater evaluation and oversight efforts compared to residential real estate lending.

Commercial Business Loans. We also originate commercial term loans and lines of credit to a variety of professionals, sole proprietorships and small businesses in our market area. As above, the factors noted earlier that impacted mortgage loan origination volume during fiscal 2010 also adversely impacted the origination volume of commercial business loans. Consequently, during the year ended June 30, 2010, the Bank originated $3.5 million of commercial business loans compared to $8.0 million during the year ended June 30, 2009. Despite the year-over-year decrease in loan origination volume, the outstanding balance of the portfolio declined only modestly during fiscal 2010. The Company's business plan continues to calls for increased emphasis on originating commercial business loans as part of its strategic focus on commercial lending.

Our commercial business loans are normally secured by real estate and we require personal guarantees on all commercial loans. Approximately $9.2 million or 63.9% of our commercial business loans are secured by one-to-four family properties and approximately $5.2 million or 36.0% are secured by commercial real estate and other forms of collateral. Only $18,000 or less than one percent of the loans are unsecured. Marketable securities may also be accepted as collateral on lines of credit, but with a loan to value limit of 50%. The loan to value limit on secured commercial lines of credit and term loans is otherwise generally limited to 70%. We also make unsecured commercial loans in the form of overdraft checking authorization up to $25,000 and unsecured lines of credit up to $25,000.

Our commercial term loans generally have terms of up to 20 years and are mostly fixed-rate loans. Our commercial lines of credit have terms of up to two years and are generally adjustable-rate loans. We also offer a one-year, interest-only commercial line of credit with a balloon payment.

Unlike single-family, owner-occupied residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial business loans, therefore, have greater credit risk than residential mortgage loans. In addition, commercial loans may carry larger balances to single borrowers or related groups of borrowers than one-to-four family first mortgage loans. As such, commercial business lending requires substantially greater evaluation and oversight efforts compared to residential or commercial real estate lending.

Home Equity Loans and Lines of Credit. Our home equity loans are fixed-rate loans for terms of generally up to 20 years. We also offer fixed-rate and adjustable-rate home equity lines of credit with terms of up to 15 years. The factors noted above that impacted one-to-four family loan origination volume during fiscal 2010 also adversely impacted the origination volume of home equity loans and lines of credit. During the year ended June 30, 2010, the Bank originated $30.6 million of home equity loans and home equity lines of credit compared to $31.0 million in the year ended June 30, 2009. Consistent with the one-to-four family first mortgage loans, prepayment activity on home equity loans and lines of credit outpaced loan origination volume resulting in the reported decline in the outstanding balance of this segment of the loan portfolio for fiscal 2010.

Collateral value is determined through an automated valuation module, specifically, Freddie Mac's Home Valuation Explorer, or property value analysis report provided by a state certified or licensed independent appraiser. In some cases, we determine collateral value by a full appraisal performed by a state certified or licensed independent appraiser. Home equity loans and lines of credit do not require title insurance but do require homeowner, liability and fire insurance and, if applicable, flood insurance.

Home equity loans and fixed-rate home equity lines of credit are generally originated in our market area and are generally made in amounts of up to 80% of value on term loans and of up to 75% of value on home equity adjustable-rate lines of credit. We originate home equity loans secured by either a first lien or a second lien on the property.

Other Consumer Loans. In addition to home equity loans and lines of credit, our consumer loan portfolio primarily includes loans secured by savings accounts and certificates of deposit on deposit with the Bank and unsecured personal overdraft loans. We will generally lend up to 90% of the account balance on a loan secured by a savings account or certificate of deposit.

Consumer loans entail greater risks than residential mortgage loans, particularly consumer loans that are unsecured. Consumer loan repayment is dependent on the borrower's continuing financial stability and is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. The application of various federal laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on consumer loans in the event of a default.

Our underwriting standards for consumer loans include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and any additional verifiable secondary income.

Construction Lending. Our construction lending includes loans to individuals for construction of one-to-four family residences or for major renovations or improvements to an existing dwelling. Our construction lending also includes loans to builders and developers for multi-unit buildings or multi-house projects. All of our construction lending is in New Jersey. During the year ended June 30, 2010, construction loan disbursements were $7.1 million compared to $5.4 million during the year ended June 30, 2009. The level of construction loan disbursements continues to reflect reduced origination volume attributable to many of the same factors that have adversely impacted the origination volume of other loan categories during fiscal 2010.

Construction borrowers must hold title to the land free and clear of any liens. Financing for construction loans is limited to 80% of the anticipated appraised value of the completed property. Disbursements are made in accordance with inspection reports by our approved appraisal firms. Terms of financing are limited to one year with an interest rate tied to the prime rate published in the Wall Street Journal and may include a premium of one or more points. In some cases, we convert a construction loan to a permanent mortgage loan upon completion of construction.

We have no formal limits as to the number of projects a builder has under construction or development and make a case-by-case determination on loans to builders and developers who have multiple projects under development. The Board of Directors reviews the Bank's business relationship with a builder or developer prior to accepting a loan application for processing. We generally do not make construction loans to builders on a speculative basis. There must be a contract for sale in place. Financing is provided for up to two houses at a time in a multi-house project, requiring a contract on one of the two houses before financing for the next house may be obtained.

Construction lending is generally considered to involve a higher degree of credit risk than mortgage lending. If the initial estimate of construction cost proves to be inaccurate, we may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period.

Loans to One Borrower. Federal law generally limits the amount that a savings institution may lend to one borrower to the greater of $500,000 or 15% of the institution's unimpaired capital and surplus. Accordingly, as of June 30, 2010, our loans-to-one-borrower limit was approximately $54.7 million.

At June 30, 2010, our largest single borrower had an aggregate loan balance of approximately $14.1 million, representing four mortgage loans secured by commercial real estate. Our second largest single borrower had an aggregate loan balance of approximately $10.0 million, representing ten loans secured by commercial real estate, two residential construction loans and one residential loan. Our third largest borrower had an aggregate loan balance of approximately $9.7 million, representing two loans secured by commercial real estate. At June 30, 2010, all of these lending relationships were current and performing in accordance with the terms of their loan agreements. By comparison, at June 30, 2009, loans outstanding to the Bank's three largest borrowers totaled approximately $14.0 million, $11.0 million and $10.0 million, respectively.

Loan Originations, Purchases, Sales, Solicitation and Processing. The following table shows total loans originated, purchased and repaid during the periods indicated.

	For the Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Loan originations and purchases:			
Loan originations:			
Real estate mortgage:			
One-to-four family	**$ 102,116**	$ 79,413	$ 99,113
Multi-family and commercial	**31,002**	36,700	44,854
Commercial business	**3,457**	8,002	7,622
Construction	**7,081**	5,374	5,569
Consumer:			
Home equity loans and lines of credit	**30,622**	31,034	44,992
Passbook or certificate	**843**	1,506	1,504
Other	**469**	792	334
Total loan originations	**175,590**	162,821	203,988
Loan purchases:			
Real estate mortgage:			
One-to-four family	**31,216**	67,698	102,228
Total loan purchases	**31,216**	67,698	102,228
Loan principal repayments	**(239,697)**	(213,131)	(145,959)
(Decrease) increase due to other items	**(1,370)**	339	936
Net (decrease) increase in loan portfolio	**$ (34,261)**	$ 17,727	$ 161,193

Our customary sources of loan applications include loan originated by our commercial and residential loan officers, repeat customers, referrals from realtors and other professionals and "walk-in" customers. These sources are supported in varying degrees by our newspaper and electronic advertising and marketing strategies.

The Bank maintains loan purchase and servicing agreements with three large nationwide lenders, in order to supplement the Bank's loan production pipeline. The original agreements called for the purchase of loan pools that contain mortgages on residential properties in our lending area. Subsequently, we expanded our loan purchase and servicing agreements with the same nationwide lenders to include mortgage loans secured by residential real estate located outside of New Jersey. We have procedures in place for purchasing these mortgages such that the underwriting guidelines are consistent with those used in our in-house loan origination process. The evaluation and approval process ensures that the purchased loans generally conform to our normal underwriting guidelines. Our due diligence process includes full credit reviews and an examination of the title policy and associated legal instruments. We recalculate debt service and loan-to-value ratios for accuracy and review appraisals for reasonableness. All loan packages presented to the Bank must meet the Bank's underwriting requirements as outlined in the purchase and servicing agreements and are subject to the same review process outlined above. Furthermore, there are stricter underwriting guidelines in place for out-of-state mortgages, including higher minimum credit scores. During the year ended June 30, 2010, we purchased a total of $11.0 million and $3.9 million of fixed-rate and adjustable rate loans, respectively, from these sellers.

Once we purchase the loans, we continually monitor the seller's performance by thoroughly reviewing portfolio balancing reports, remittance reports, delinquency reports and other data supplied to us on a monthly basis. We also review the seller's financial statements and documentation as to their compliance with the servicing standards established by the Mortgage Bankers Association of America.

Since May 2007, we have occasionally purchased out-of-state one-to-four family first mortgage loans to supplement our in-house originations. As of June 30, 2010, our portfolio of out-of-state loans included mortgages in 28 states and totaled $93.2 million. The states with the two largest concentrations of loans at June 30, 2010 were Texas and Washington with outstanding principal balances totaling $9.7 million and $9.5 million, respectively. The aggregate outstanding balances of loans in each of the remaining 26 states comprise less than 10% of the total balance of out-of-state loans.

The Bank also enters into purchase agreements with a limited number of mortgage originators to supplement the Bank's loan production pipeline. These agreements call for the purchase, on a flow basis, of one-to-four family first mortgage loans with servicing released to the Bank. During the year ended June 30, 2010, we purchased a total of $15.6 million and $661,000 of fixed-rate and adjustable rate loans, respectively, from these sellers.

In addition to purchasing one-to-four family loans, we also occasionally purchase participations in loans originated by other banks and through the Thrift Institutions Community Investment Corporation of New Jersey ("TICIC"), a subsidiary of the New Jersey Bankers Association. Our TICIC participations generally include multi-family and commercial real estate properties. The aggregate balance of TICIC participations at June 30, 2010 was $7.4 million and the average balance of a single participation was approximately $246,000. Both were virtually unchanged from June 30 2009, with additional loan disbursements generally offset by principal repayments. At June 30, 2010, we had four non-TICIC participations with an aggregate balance of $8.6 million, consisting of loans on commercial real estate properties, including a medical center, a self-storage facility, a shopping plaza and commercial buildings with a combination of retail and office space and a construction loan to build townhouses. By comparison, at June 30, 2009 non-TICIC participations totaled $11.3 million. During the year ended June 30, 2010, the Bank did not purchase any loan participations originated by other banks.

Loan Approval Procedures and Authority. Senior management recommends and the Board of Directors approves our lending policies and loan approval limits. Our Chief Lending Officer may approve loans up to $750,000. Loan department personnel of the Bank serving in the following positions may approve loans as follows: mortgage loan managers, mortgage loans up to $500,000; mortgage loan underwriters, mortgage loans up to $250,000; consumer loan managers, consumer loans up to $250,000; and consumer loan underwriters, consumer loans up to $150,000. In addition to these principal amount limits, there are established limits for different levels of approval authority as to minimum credit scores and maximum loan to value ratios and debt ratios. Our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer have authorization to countersign loans for amounts that exceed $750,000 up to a limit of $1.0 million. Our Chief Lending Officer must approve loans between $750,000 and $1.0 million along with one of these designated officers. Non-conforming mortgage loans and loans over $1.0 million require the approval of the Board of Directors.

Asset Quality

Loan Delinquencies and Collection Procedures. The Company regularly monitors the payment status of all loans within its portfolio and promptly initiates collections efforts on past due loans in accordance with applicable policies and procedures. Delinquent borrowers are notified by both mail and telephone when a loan is 30 days past due. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower and additional collection notices and letters are sent. All reasonable attempts are made to collect from borrowers prior to referral to an attorney for collection. However, when a loan is 90 days delinquent, it is our general practice to refer it to an attorney for repossession, foreclosure or other form of collection action, as appropriate. In certain instances, we may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs and we attempt to work with the borrower to establish a repayment schedule to cure the delinquency.

As to mortgage loans, if a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which we may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold or otherwise disposed of. When real estate owned is acquired, it is recorded at its fair market value less estimated selling costs. The initial write-down of the property, if necessary, is charged to the allowance for loan losses. Adjustments to the carrying value of the properties that result from subsequent declines in value are charged to operations in the period in which the declines are identified. At June 30, 2010, we held real estate owned totaling $146,000, consisting of two properties acquire through foreclosure.

Loans are generally placed on non-accrual status when they are more than 90 days delinquent, with the exception of passbook loans. When a passbook loan becomes 120 days delinquent, we collect the outstanding balance of the loan from the related passbook account along with accrued interest (and a penalty is charged if the account securing the loan is a certificate of deposit). Loans may be placed on a non-accrual status at any time if, in the opinion of management, repayment of the loan in accordance with its stated terms is doubtful. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are applied in accordance with the promissory note. At June 30, 2010, we had approximately $9.2 million of loans that were held on a non-accrual basis compared to $8.1 million at June 30, 2009.

Non-Performing Assets. The following table provides information regarding the Bank's non-performing loans and real estate owned.

	At June 30,				
	2010	**2009**	**2008**	**2007**	**2006**
	(Dollars in Thousands)				
Loans accounted for on a non-accrual basis:					
Real estate mortgage:					
One- to four-family	**$ 1,867**	$ 2,120	$ 530	$ 472	$ 329
Multi-family and nonresidential	**4,358**	5,626	1,012	1,017	592
Commercial business	**2,298**	—	—	—	—
Consumer:					
Home equity loans	**250**	27	31	—	21
Home equity lines of credit	**—**	—	—	—	—
Other	**1**	—	—	—	—
Construction	**468**	362	—	—	—
Total	**9,242**	8,135	1,573	1,489	942
Accruing loans which are contractually past due 90 days or more:					
Real estate mortgage:					
One- to four-family	**12,321**	5,017	—	—	—
Multi-family and commercial	**—**	—	—	—	—
Commercial business	**—**	—	—	—	—
Consumer:	**—**	—			
Home equity loans and lines of credit	**—**	—	—	—	—
Passbook or certificate	**—**	—	—	—	—
Other	**—**	—	—	—	—
Construction	**—**	—	—	—	—
Total	**12,321**	5,017	—	—	—
Total non-performing loans	**$ 21,563**	$ 13,152	$ 1,573	$ 1,489	$ 942
Real estate owned	**$ 146**	$ 109	$ 109	$ 109	$ 109
Other non-performing assets	**$ —**	$ —	$ —	$ —	$ —
Total non-performing assets	**$ 21,709**	$ 13,261	$ 1,682	$ 1,598	$ 1,051
Total non-performing loans to total loans	**2.13%**	1.26%	0.15%	0.17%	0.13%
Total non-performing loans to total assets	**0.92%**	0.62%	0.08%	0.08%	0.05%
Total non-performing assets to total assets	**0.93%**	0.62%	0.08%	0.08%	0.05%

Non-performing assets increased by $8.4 million to $21.7 million at June 30, 2010 from $13.3 million at June 30, 2009. The increase comprised a net increase in non-accrual loans of $1.1 million plus the addition of $7.3 million of loans 90 days or more past due and still accruing. For those same comparative periods, the number of nonaccrual loans increased from 21 to 26 loans while the number of loans 90 days or more past due and still accruing increased from 12 to 28 loans.

The $2,117,000 of nonaccrual one-to-four family mortgage loans and home equity loans include a total of 11 originated loans with outstanding principal balances ranging from $7,000 to $470,000 at June 30, 2010. The loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties whose values at June 30, 2010 are estimated to equal or exceed the outstanding balances of the loans at that date.

The $4,358,000 of nonaccrual multifamily and nonresidential mortgage loans includes a total of seven loans with outstanding principal balances ranging from $70,000 to $2.7 million at June 30, 2010. Five of the seven loans with combined balances of $1,632,000 were acquired through TICIC. Based upon updated collateral valuations, the Bank has established specific valuation allowances of $1,551,000 for the identified impairment attributable to four of these five loans at June 30, 2010. The remaining loans represent two originated nonresidential mortgage loans with combined balances of $2,726,000. The loans are secured by New Jersey properties whose values at June 30, 2010 are estimated to equal or exceed the outstanding balances of the loans at that date.

The $2,298,000 of nonaccrual commercial business loans include a total of three loans with outstanding principal balances ranging from $4,800 to $2.2 million at June 30, 2010. The largest of these three loans represents one loan with an outstanding balance of $2.2 million loan which is secured by land with approvals for residential development. The loan was placed on nonaccrual at June 30, 2010 based upon its past due status. However, no specific valuation allowance for impairment was required to be established against the loan as of that date based upon the adequacy of the Bank's collateral as well as an existing contract for the sale of the underlying property which is expected to close in the quarter ending September 30, 2010. The remaining two nonaccrual commercial business loans have combined balances of $99,600 with a specific valuation allowance of $4,800 established in the allowance for loan loss for the identified impairment attributable to one of these two loans.

The balance of nonaccrual loans also includes $468,000 attributable to three construction loans secured by properties in New Jersey with outstanding principal balances ranging from $106,000 to $213,000 at June 30, 2010. Based upon updated collateral valuations, the Bank has established a specific valuation allowance of $106,000 at June 30, 2010 for the identified impairment attributable to one of the three loans while the values of the collateral securing the remaining two properties are estimated to equal or exceed the outstanding balances of the loans at that date.

Nonperforming loans also include 28 accruing loans totaling $12,321,000 reported as 90 days or more past due. Of these 28 loans, 27 represent residential mortgage loans secured by New Jersey properties while one loan is secured by a residential property located in Alabama. The loans were purchased from nationwide mortgage loan originators and continue to be serviced by those organizations. In accordance with our agreements, the servicers advance scheduled principal and interest payments to the Bank when such payments are not made by the borrower. The timely receipt of principal and interest from the servicer ensures the continued accrual status of the Bank's loan. However, the delinquency status reported for these nonperforming loans reflects the borrower's actual delinquency irrespective of the Bank's receipt of advances which will be recouped by the servicer from the Bank in the event the borrower does not reinstate the loan. Based upon updated collateral valuations, the Bank has established specific valuation allowances of $2,433,000 for the identified impairment attributable to 22 of these 28 loans at June 30, 2010.

During the years ended June 30, 2010, 2009 and 2008, gross interest income of $629,000, $591,000 and $105,000, respectively, would have been recognized on loans accounted for on a non-accrual basis if those loans had been current. Interest income recognized on such loans of $233,000, $134,000 and $47,000 was included in income for the years ended June 30, 2010, 2009 and 2008, respectively.

In addition to the non-performing assets included in the table above, the Bank had two loans with combined outstanding balances totaling $945,000 reported as troubled debt restructurings at June 30, 2010. No loans were reported as troubled debt restructurings at June 30, 2009, 2008, 2007 or 2006.

During the year ended June 30, 2010, gross interest income of $63,000 would have been recognized on loans reported as troubled debt restructurings under their original terms prior to restructuring. Actual interest income of $46,000 was recognized on such loans for the year ended June 30, 2010 reflecting the interest received under the revised terms of those restructured loans.

Loan Review System. The Company maintains a loan review system consisting of several related functions including, but not limited to, classification of assets, calculation of the allowance for loan losses, independent credit file review as well as internal audit and lending compliance reviews. The Company utilizes both internal and external resources, where appropriate, to perform the various loan review functions. For example, the Company has engaged the services of a third party firm specializing in loan review and analysis to perform several loan review functions. This firm reviews the loan portfolio in accordance with the scope and frequency determined by senior management and the Asset Quality Committee of the Board of Directors. The third party loan review firm assists senior management and the board of directors in identifying potential credit weaknesses; in appropriately grading or adversely classifying loans; in identifying relevant trends that affect the collectability of the portfolio and identify segments of the portfolio that are potential problem areas; in verifying the appropriateness of the allowance for loan losses; in evaluating the activities of lending personnel including compliance with lending policies and the quality of their loan approval, monitoring and risk assessment; and by providing an objective assessment of the overall quality of the loan portfolio. Currently, independent loan reviews are being conducted quarterly and include non-performing loans as well as samples of performing loans of varying types within the Company's portfolio.

The Company's loan review system also includes the internal audit and compliance functions, which operate in accordance with a scope determined by the Audit and Compliance Committees of the Board of Directors. Internal audit resources assess the adequacy of, and adherence to, internal credit policies and loan administration procedures. Similarly, the Company's compliance resources monitor adherence to relevant lending-related and consumer protection-related laws and regulations. The loan review system is structured in such a way that the internal audit function maintains the ability to independently audit other risk monitoring functions without impairing its independence with respect to these other functions.

As noted, the loan review system also comprises the Company's policies and procedures relating to the regulatory classification of assets and the allowance for loan loss functions each of which are described in greater detail below.

Classification of Assets. In compliance with the OTS guidelines, management maintains an internal loan review program, whereby certain loans exhibiting adverse credit quality characteristics are classified "Special Mention", "Substandard", "Doubtful" or "Loss". It is our policy to review the loan portfolio in accordance with regulatory classification procedures, generally on a monthly basis. Management evaluates loans classified as substandard or doubtful for impairment in accordance with applicable accounting requirements. Management classifies the impaired portion of a loan as "Loss" through which a specific valuation allowance equal to 100% of the impairment is established.

An asset is classified as "Substandard" if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified as "Substandard", with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets, or portions thereof, classified as "Loss" are considered uncollectible or of so little value that their continuance as assets is not warranted. Assets classified as "Loss" are either charged off directly against the allowance for loan loss or a specific valuation allowance equal to 100% of the loss is established as noted above.

Assets which do not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but have some credit deficiencies or other potential weaknesses are designated as "Special Mention" by management. Adversely classified assets, together with those rated as "Special Mention", are generally referred to as "Classified Assets". Non-classified assets are rated as either "Pass" or "Watch" with the latter denoting a potential deficiency or concern that warrants increased oversight or tracking by management until remediated.

Management performs a classification of assets review, including the regulatory classification of assets, generally on a monthly basis. The results of the classification of assets review are validated by the Company's third party loan review firm during their quarterly, independent review. In the event of a difference in rating or classification between those assigned by the internal and external resources, the Company will generally utilize the more critical or conservative rating or classification. Final loan ratings and regulatory classifications are presented monthly to the Board of Directors and are reviewed by regulators during the examination process.

The following table discloses our designation of certain loans as special mention or adversely classified during each of the five years presented. See Page 32 for a discussion on classified securities.

	At June 30,				
	2010	**2009**	**2008**	**2007**	**2006**
			(In Thousands)		
Special Mention	**$ 10,353**	$ 3,506	$ —	$ 736	$ 236
Substandard	**18,697**	14,891	749	1,470	1,448
Doubtful	—	817	1,871	1,881	2,001
Loss	—	—	—	—	—
Total	**$ 29,050**	$ 19,214	$ 2,620	$ 4,087	$ 3,685

The balance of "Special Mention" loans at June 30, 2010 included a total of 19 loans whose entire outstanding balances were classified in that manner. The balance of "Substandard" loans included a total of 52 loans at June 30, 2010. Of these "Substandard" loans, the entire balances of 29 loans totaling $8,915,000 were classified in that manner. The remaining 23 loans had total outstanding balances of $12,434,000 of which $9,782,000 was classified as "Substandard" with the remaining $2,652,000 classified as "Loss".

In addition to the 23 "Substandard" loans with portions of their balances classified as "Loss", the entire balances of six additional loans totaling $1,663,000 were fully classified as "Loss". In total, the outstanding balance of loans, or portions thereof, classified as "Loss" totaled $4,315,000 at June 30, 2010. As seen on Page 25, specific valuation allowances have been established against 100% of these estimated losses in accordance with the Company's allowance for loan loss methodology. Consistent with regulatory reporting requirements, the balance of classified assets are reported in the table above net of any applicable specific valuation allowances resulting in the zero net balance for assets classified as "Loss".

Allowance for Loan Losses. The allowance for loan losses is a valuation account that reflects the Company's estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the Company's loan review system. The Company charges losses on loans against the allowance as such losses are actually incurred. Recoveries on loans previously charged-off are added back to the allowance.

In accordance with generally accepted accounting principles and supporting regulatory guidelines, the balance of our allowance for loan losses generally comprises two components. The first represents specific valuation allowances that we have established for identified losses on certain loans that have been individually reviewed for impairment. The second component represents the general valuation allowances that we have established for estimated losses on homogenous groups of loans sharing similar risk characteristics. The following narrative describes the specific manner in which the Company calculates and records its allowance for loan losses within the framework of its integrated loan review system.

The Company's allowance for loan loss calculation methodology utilizes a "two-tier" loss measurement process that is performed monthly. Based upon the results of the classification of assets and credit file review processes described earlier, the Company first identifies the loans that must be reviewed individually for impairment. Loans eligible for individual impairment review generally represent the Company's larger and/or more complex loans including commercial mortgage loans, comprising multi-family, nonresidential real estate and construction loans, as well as the Company's commercial business loans. However, the Company may also evaluate certain individual one-to-four family mortgage loans, home equity loans and home equity lines of credit for impairment based upon certain risk factors. Factors considered in identifying individual loans to be reviewed include, but may not be limited to, delinquency status, size of loan, type and condition of collateral and the financial condition of the borrower.

A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management measures the amount of impairment associated with that loan. Impairment is generally defined as the difference between the carrying value and fair value of a loan where former exceeds the latter. For the collateral dependent mortgage loans that comprise the large majority of the Company's portfolio, the fair value of the real estate collateralizing the loan serves as a practical expedient for that of the impaired loan itself. Such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser. As supported by the accounting and regulatory guidance, the fair value of the collateral is further reduced by estimated selling costs when such costs are expected to reduce the cash flows available to repay the loan.

The Company establishes specific valuation allowances in the fiscal period during which the loan impairments are identified. The results of management's specific loan impairment evaluation are validated by the Company's third party loan review firm during their quarterly, independent review. Such valuation allowances are adjusted in subsequent fiscal periods, where appropriate, to reflect any changes in carrying value or fair value identified during subsequent impairment evaluations which are updated monthly by management.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise reviewed individually for impairment. Such loans generally comprise large groups of smaller-balance homogeneous loans, such as one-to-four family mortgage loans, home equity loans and home equity lines of credit and consumer loans, that may generally be excluded from individual impairment analysis and instead collectively evaluated for impairment. Such loans also include the remaining non-impaired loans of the larger and/or more complex types, such as the Company's commercial mortgage and business loans, which were not individually reviewed for impairment.

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company's loan portfolio. These segments aggregate homogeneous subsets of loans with similar risk characteristics based upon loan type. For allowance for loan loss calculation and reporting purposes, the Company currently stratifies its loan portfolio into six primary categories: residential mortgage loans, multi-family mortgage loans, nonresidential mortgage loans, construction loans, commercial business loans and consumer loans. Within these broad categories, the Company defines certain segments. For example, the residential mortgage loan category comprises four primary segments including one-to-four family originated mortgage loans, one-to-four family purchased loans, home equity loans and home equity lines of credit. Commercial real estate loans, comprising the multi-family and nonresidential mortgage loan categories are each grouped into TICIC participations and other (non-TICIC) loans. Construction loans segments also differentiate between TICIC participations and other (non-TICIC) loans while also grouping loans by underlying property types such as one-to-four family, multi-family and nonresidential construction loans. Commercial business loans are generally grouped by collateral type while consumer loans are broken into segments based on both collateral type and/or purpose.

In regard to historical loss factors, the Company's allowance for loan loss calculation calls for an analysis of historical charge-offs and recoveries for each of the defined segments within the loan portfolio. The Company currently utilizes a two-year moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. During earlier fiscal years, the Company had generally utilized a five-year "look-back" period to determine the average charge-off history used in the calculation of historical loss factors. The Company reduced that "look-back" period to two years during fiscal 2010 to better reflect the level of actual losses incurred during the current credit cycle in the calculation of its historical loss factors. The outstanding principal balance of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company's historical loss experience.

As noted, the Company's allowance for loan loss calculation also utilizes environment loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in delinquencies and non-accrual loans; the effects of changes in credit policy; the experience, ability and depth of the lending function's management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. For each segment of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk). The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each segment. The outstanding principal balance of each loan segment is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

The sum of the probable and estimable loan losses calculated through the first and second tiers of the loss measurement processes as described above, represents the total targeted balance for the Company's allowance for loan losses at the end of a fiscal period. As noted earlier, the Company establishes all additional specific valuation allowances in the fiscal period during which additional loan impairments are identified. This step is generally performed by transferring the required additions to specific valuation allowances on impaired loans from the balance of Company's general valuation allowances. After establishing all specific valuation allowances relating to impaired loans, the Company then compares the remaining actual balance of its general valuation allowance to the targeted balance calculated at the end of the fiscal period. The Company adjusts its balance of general valuation allowances through the provision for loan losses as required to ensure that the balance of the allowance for loan losses reflects all probable and estimable loans losses at the close of the fiscal period. Any balance of general valuation allowances in excess of the targeted balance is reported as unallocated with such balances attributable to probable losses within the loan portfolio relating to environmental factors within one or more non-specified loan segments. Notwithstanding calculation methodology and the noted distinction between specific and general valuation allowances, the Company's entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.

Finally, the labels "specific" and "general" used herein to define and distinguish the Company's valuation allowances have substantially the same meaning as those used in the regulatory nomenclature applicable to the valuation allowances of insured financial institutions. As such, the portion of the allowance for loan losses categorized herein as "general valuation allowance" is considered "supplemental capital" for the regulatory capital calculations applicable to the Company and its wholly owned bank subsidiary. By contrast, the Company's "specific valuation allowance" maintained against impaired loans is excluded from all forms of regulatory capital and is instead netted against the balance of the applicable assets for regulatory reporting purposes.

Our focus has consistently been to maintain an allowance for loan losses that represents our best estimate of probable losses within the Company's loan portfolio given current facts and economic circumstances as of the evaluation date. For fiscal years ended June 30, 2007 and prior, the Company had utilized a loan classification-based methodology to estimate the allowance for loan losses. The loan classification methodology utilized benchmarks to establish the allowance for loan losses based upon their classification within the Company's classification of assets process described earlier. For example, the prior methodology generally required that the Company maintain a minimum level of general valuation allowances ranging from 0.30% to 1.00% of the outstanding principal balance of loans graded as "Pass" or "Watch". Similarly, general valuation allowances of 5%, 25% and 50%, respectively, were also established and maintained against the outstanding balance of all classified loans rated as "Special Mention", "Substandard" and "Doubtful". Where appropriate, additional general valuation allowance percentages were established and maintained against certain categories of commercial loans. The prior methodology also required that the Company maintain a specific valuation allowance in the amount of 100% of the outstanding balance of all loans, or portions thereof, classified as Loss which is consistent with the current allowance calculation methodology and regulatory requirements.

Like the current allowance for loan loss calculation methodology, the Company's prior practice also allowed for the balance of the allowance to be maintained within a reasonable threshold of the balance targeted by the calculation methodology in place at that time. Calculation methodology notwithstanding, the Company consistently determined that the overall balance of the allowance for loan losses at the close of each reporting period was being maintained within a range consistent with that required by GAAP.

During the fiscal year ended June 30, 2008, the Company revised its allowance for loan loss calculation methodology to that described in the preceding discussion. Doing so resulted in a more precise measurement of estimated probable losses consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses that had been recently updated by bank regulators. Through this policy statement, bank regulators clarified the applicable regulatory guidance regarding the allowance for loan loss and emphasized the requirement that insured institutions adhere to the applicable accounting standards in calculating the appropriate level for the allowance for loan loss.

As discussed in greater detail below, the use of this new methodology did not result in a material change in the overall level of the allowance for loan losses. Moreover, the provision recorded during the year ended June 30, 2008, which was determined based on the newly implemented methodology, was not materially different, on an overall basis, from what would have been required under the prior methodology. However, the change in methodology did increase the precision of the calculation supporting the component balances of the Company's allowance for loan losses while resulting in a noteworthy reallocation between loan segments and the general and specific valuation allowances applicable to each. In particular, eliminating the use of loan classification benchmarks to estimate the allowance for loan losses corrected a tendency to overweight the allocation towards multi-family and commercial mortgages during prior periods in favor of a greater allocation toward one-to-four family mortgage loans. Moreover, the change in underlying methodology converted what had been general valuation allowances, previously established and maintained on certain TICIC participations based upon their adverse loan classification, into more precisely defined specific and general valuation allowances attributable to those same loans, albeit in a lesser aggregate amount. The remainder was largely reallocated toward the general valuation allowances required by the historical and environmental loss factors utilized in the revised calculation.

The following table sets forth information with respect to activity in the allowance for loan losses for the periods indicated.

	For the Years Ended June 30,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands)				
Allowance balance (at beginning of period)	**$ 6,434**	$ 6,104	$ 6,049	$ 5,451	$ 5,416
Provision for loan losses	**2,616**	317	94	571	72
Charge-offs:					
One-to-four family mortgage	**202**	2	30	—	—
Home equity loan	**16**	—	—	—	—
Commercial mortgage	**322**	—	—	—	—
Commercial business	**—**	—	—	—	30
Other	**1**	3	9	—	12
Total charge-offs	**541**	5	39	—	42
Recoveries:					
One-to-four family mortgage	**10**	—	—	—	—
Commercial mortgage	**42**	—	—	—	—
Commercial business	**—**	18	—	27	5
Total recoveries	**52**	18	—	27	5
Net (charge-offs) recoveries	**(489)**	13	(39)	27	(37)
Allowance balance (at end of period)	**$ 8,561**	$ 6,434	$ 6,104	$ 6,049	$ 5,451
Total loans outstanding	**$ 1,013,149**	$ 1,044,885	$ 1,026,514	$ 865,031	$ 707,977
Average loans outstanding	**$ 1,030,287**	$ 1,064,019	$ 951,019	$ 785,210	$ 633,758
Allowance for loan losses as a percent of total loans outstanding	**0.84%**	0.62%	0.59%	0.70%	0.77%
Net loan charge-offs as a percent of average loans outstanding	**0.05%**	0.00%	0.00%	0.00%	0.01%
Allowance for loan losses to non-performing loans	**39.70%**	48.92%	388.05%	406.25%	578.66%

Allocation of Allowance for Loan Losses. The following table sets forth the allocation of the total allowance for loan losses by loan category and segment and the percent of loans in each category's segment to total net loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan segment does not represent the total available for future losses which may occur within a particular loan segment since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

	At June 30,									
	2010		2009		2008		2007		2006	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in Thousands)									
At end of period allocated to:										
Real estate mortgage:										
One-to-four family	**$ 4,302**	**65.52%**	$ 3,254	65.97%	$ 2,979	66.99%	$ 1,854	64.66%	$ 1,582	65.80%
Multi-family and commercial	**3,315**	**20.04**	2,181	18.89	1,841	17.40	3,602	18.40	3,133	15.13
Commercial business	**108**	**1.42**	73	1.42	44	0.85	27	0.48	34	0.45
Consumer:										
Home equity loans	**313**	**10.03**	510	10.85	719	12.08	356	13.14	286	13.23
Home equity lines of credit	**34**	**1.12**	55	1.16	67	1.12	46	1.47	39	1.83
Passbook or certificate	**7**	**0.27**	—	0.28	—	0.26	—	0.38	—	0.41
Other	**6**	**0.15**	24	0.15	41	0.13	34	0.16	27	0.03
Construction	**245**	**1.45**	106	1.28	118	1.17	130	1.31	350	3.12
	8,330		6,203		5,809		6,049		5,451	
Unallocated	**231**		231		295		—		—	
Total	**$ 8,561**	**100.00%**	$ 6,434	100.00%	$ 6,104	100.00%	$ 6,049	100.00%	$ 5,451	100.00%

The following table sets forth the allocation of the allowance for loan losses by loan category and segment within each valuation allowance category at the dates indicated. The valuation allowance categories presented reflect the allowance for loan loss calculation methodology in effect at the time.

	At June 30,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands)				
Specific valuation allowance:					
Real estate mortgage:					
One-to-four family	**$ 2,433**	$ 150	$ —	$ —	$ —
Multi-family and commercial (TICIC Participations)	**1,551**	1,046	1,160	—	—
Multi-family and commercial (Non-TICIC)	**220**	232	—	—	—
Commercial business	**5**	2	3	—	—
Construction	**106**	—	—	—	—
Total specific valuation allowance	**4,315**	1,430	1,163	—	—
General valuation allowance (Factors based):					
Historical loss factors	**199**	30	33	—	—
Environmental loss factors:					
Real estate mortgage:					
One-to-four family	**1,784**	3,098	2,972	—	—
Multi-family and commercial	**1,443**	901	679	—	—
Commercial business	**103**	71	41		
Consumer:					
Home equity loans	**305**	510	719	—	—
Home equity lines of credit	**34**	55	67	—	—
Other	**8**	8	23	—	—
Construction	**139**	100	112	—	—
Total environmental loss factors	**3,816**	4,743	4,613	—	—
Total (Factors based)	**4,015**	4,773	4,646	—	—
General valuation allowance (Loan classifications based):					
Real estate mortgage:					
One-to-four family	**—**	—	—	1,854	1,582
Multi-family and commercial (TICIC Participations)	**—**	—	—	2,014	2,105
Multi-family and commercial (Non-TICIC)	**—**	—	—	1,588	1,028
Commercial business	**—**	—	—	27	34
Consumer:					
Home equity loans	**—**	—	—	356	286
Home equity lines of credit	**—**	—	—	46	39
Other	**—**	—	—	34	27
Construction	**—**	—	—	130	350
Total (Loan classifications based)	**—**	—	—	6,049	5,451
Unallocated general valuation allowance	**231**	231	295	—	—
Total allowance for loan losses	**$ 8,561**	$ 6,434	$ 6,104	$ 6,049	$ 5,451

As reported in the tables above, the balance of the allowance for loan losses increased by approximately $2.1 million to $8.6 million at June 30, 2010 from $6.4 million at June 30, 2009. The increase resulted from additional provisions of $2.6 million combined with net charge offs of $489,000 during fiscal 2010. The increase reflects net additions to specific valuation allowances of approximately $2.9 million relating to impaired loans partially offset by net reductions of general valuation allowances, including unallocated amounts, of approximately $758,000 arising from the application of the historical and environmental loss factors to the outstanding balance of the remaining, non-impaired loans within the Company's portfolio which declined during the year.

With regard to the reported net additions to specific valuation allowances at June 30, 2010, the Company reported a total of 39 impaired loans with a total outstanding balance of $20.5 million compared to a total of 19 impaired loans with a total outstanding balance of $11.1 million at June 30, 2009. As of June 30, 2010, the portion of the total allowance for loan losses specifically attributable to impaired loans totaled $4.3 million representing the specific valuation allowances on 29 impaired loans with a total outstanding balance of $14.1 million. The remaining 10 impaired loans with a total outstanding balance of $6.4 million did not require specific impairment allowances at June 30, 2010. By comparison, as of June 30, 2009, the portion of the total allowance for loan losses specifically attributable to impaired loans totaled approximately $1.4 million representing specific valuation allowances attributable to ten impaired loans with a total outstanding balance of $5.4 million. The remaining nine impaired loans with a total outstanding balance of $5.7 million did not require specific impairment allowances at June 30, 2009. The increases in specific valuation allowances reported in fiscal 2010 generally resulted from reductions in the fair value of the real estate securing the collateral dependent loans that were individually evaluated for impairment in accordance with the Company's allowance for loan loss calculation methodology described earlier.

The balance of the Company's general valuation allowances, including unallocated amounts, decreased $758,000 from $5.0 million at June 30, 2009 to $4.2 million at June 30, 2010. The reported net change in general valuation allowances during fiscal 2010 was attributable to the application of the Company's historical and environment loss factors to the "non-impaired" portion of the loan portfolio during the year.

With regard to historical loss factors, the Company's loan portfolio experienced a net annual charge-off rate of 5 basis points during fiscal 2010 while such losses were limited to one basis point or less during fiscal 2006-2009. As a result, the Company's general valuation allowances are derived largely from environmental loss factors with a significantly lesser portion of the allowance attributable to historical loss factors. Of the balance of general valuation allowances reported at June 30, 2010 and June 30, 2009, $199,000 and $30,000, respectively, were attributable to historical loss factors. Notwithstanding its low level of historical charge-offs, however, there can be no assurance that the Company's net charge-off rate will remain at these levels given the current downturn in the economy and its potential effect on the future performance of the Company's loan portfolio. In particular, the Company has established specific valuation allowances of approximately $4.3 million at June 30, 2010 that represent identified impairments on nonperforming loans which are ultimately expected to result in additional charge offs in future periods as such loans work through the resolution process.

At June 30, 2010 and June 30, 2009, the portion of the Company's general valuation allowances attributable to environmental factors totaled $3.8 million and $4.7 million, respectively. The net decrease in this portion of the general valuation allowance reflects the level of environmental loss factors applied to the Company's "non-impaired" loan portfolio whose outstanding balances declined during the year. Specifically, loans receivable, excluding the allowance for loan loss, decreased $32.1 million from $1.05 billion at June 30, 2009 to $1.01 billion at June 30, 2010. Along with this decline, impaired loans increased $9.4 million from $11.1 million at June 30, 2009 to $20.5 million at June 30, 2010. Therefore, the net decline in the "non-impaired" loan portfolio totaled approximately $41.5 million for the year ended June 30, 2010. Additionally, management's review and update of the historical and environmental loss factors during fiscal 2010 also resulted in modifications to the Company's environmental factors from June 30, 2009 to June 30, 2010. The result of such modifications increased the environmental loss factors applied to the Company's riskier assets while reducing those factors applicable to those loans that are generally characterized by less credit risk. The net result of these changes, in conjunction with the overall declines in the outstanding balance of the "non-impaired" loan portfolio, resulted in an overall reduction in the level of general valuation allowances attributable to environmental factors during the year.

Finally, the general valuation allowances included a balance of the unallocated allowance totaling $231,000 at both June 30, 2010 and June 30, 2009. As noted earlier, the balance of the unallocated general allowance represents the amount established and maintained for probable losses attributable to environmental factors within one or more non-specified segments within the loan portfolio. In accordance with the Company's allowance for loan loss methodology, changes in the targeted balance of general valuation allowances attributable to modifications in environmental loss factors may, in whole or in part, be transferred to and from the unallocated allowance subject to the thresholds outlined in the earlier discussion concerning allowance for loan loss calculation methodology.

The balance of the allowance for loan losses included in the tables above for the two years ended June 30, 2006 and June 30, 2007 reflect the Company's prior calculation methodology described in the earlier section. As noted in that discussion, prior to the fiscal year ended June 30, 2008, the Company had utilized a loan classification-based methodology to estimate the allowance for loan losses. This prior methodology utilized benchmarks to establish the allowance for loan losses based upon the Company's classification of assets process.

During those two fiscal years, the balance of the Company's allowance for loan losses comprised general valuation allowances only. The Company maintained no specific valuation allowances on loans, or portions thereof, resulting from its classification of assets process. This was consistent with the Company's reporting of no impaired loans during those same years.

As noted earlier, loan classification-based methodology in use by the Company during that time resulted in a total balance of the allowance that was within a range consistent with that required by GAAP. However, the balance of the Company's allowance fluctuated within that acceptable range based upon the methodology and its application given certain corporate events affecting the loan portfolio.

Specifically, the Company acquired two banks, one in October 2002 and the other in July 2003. The Bank's allowance for loan losses, when combined with the allowance for loan losses from each of the acquisitions, as required by GAAP at the time, resulted in an allowance for loan losses that generally reflected a margin for imprecision and uncertainty that is inherent in estimates of probable credit losses. Included in the loan portfolios of both acquired institutions were several loan participations of questionable credit quality originated by TICIC. TICIC enables financial institutions to pool their individual resources into a single facility designed to provide long-term financing for affordable and senior housing in New Jersey while supporting the participating institutions' Community Reinvestment Act ("CRA") lending objectives. Based upon the Company's understanding of the facts, economic circumstances and probable loss exposure relating to the TICIC loans following the acquisitions, the Company increased the applicable general valuation allowances to approximately $2.0 million in accordance with the loan classification-based allowance methodology in use during that time. As described in the table above, the Company maintained the balance of the general valuation allowances attributable to the TICIC loans within a range of $2.0 million to $2.1 million during the two years ended June 30, 2006 and June 30, 2007 based upon their adverse classification during those years.

Loan loss provisions were minimal during the fiscal year ended June 30, 2006 due largely to targeted additions to valuation allowances attributable to net loan growth during those periods being largely offset by reductions in required valuation allowances on diminishing balances of classified assets. Specifically, total loans outstanding increased $145.4 million from $562.6 million at June 30, 2005 to $708.0 million at June 30, 2006. During that same timeframe, total classified assets declined by $3.7 million from $7.4 million to $3.7 million, respectively. Based upon the allowance calculation methodology in use during that time, the balance of the Company's valuation allowances was $5.4 million at both June 30, 2005 and June 20, 2006 reflecting the partially offsetting effects of net loan growth and net reductions in classified assets. In total, net growth in the Company's loan portfolio outpaced that of the allowance for loan losses during those periods. Consequently, the ratio of allowance for loan losses to total loans decreased from 0.96% at June 30, 2005 to 0.77% at June 30, 2006.

By the fiscal year ended June 30, 2007, net growth in the loan portfolio necessitated a comparatively larger provision of $571,000 to increase the allowance to the level targeted by the Company's allowance calculation methodology. The net growth in the allowance during fiscal 2007 also reflected a modest increase in the balance of classified assets. Specifically, total loans outstanding increased by $157.0 million from $708.0 million at June 30, 2006 to $865.0 million at June 30, 2007. During that same timeframe, total classified assets increased by $402,000 from $3.7 million to $4.1 million, respectively. Based upon the allowance calculation methodology in use during that time, the balance of the Company's valuation allowances increased by $598,000 from $5.4 million at June 30, 2006 to $6.0 million at June 30, 2007 reflecting the combined effects of net loan growth and an increase in the balance of classified assets. As in prior years, the overall growth in the loan portfolio during fiscal 2007 outpaced that of the allowance. Consequently, the ratio of the allowance for loan losses to total loans continued to decline to 0.70% at June 30, 2007.

As noted earlier, during the fiscal year ended June 30, 2008, the Company revised its allowance for loan loss calculation to the methodology currently in use. Doing so resulted in a more precise measurement of estimated probable losses that was consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses updated by bank regulators and more closely aligned the Company's calculation methodology to that required by the applicable accounting standards.

As supported by the tables above, the change in underlying calculation methodology did not result in a material change in the overall level of the allowance for loan losses from year to year. Rather, the implementation of the revised methodology largely reallocated what had been the Company's balance of general valuation allowances, calculated in accordance with the prior loan classification-based methodology at June 30, 2007, into more precisely defined specific valuation allowances for individually identified loan impairments and general valuation allowances based upon historical and environmental loss factors, as reported at June 30, 2008.

In total, the balance of the allowance for loan losses increased $55,000 from $6.0 million at June 30, 2007 to $6.1 million at June 30, 2008 reflecting additional provisions of $94,000 partially offset by net charge-offs of $39,000 during fiscal 2008. This net provision for fiscal 2008 reflected the Company's implementation of the new allowance for loan loss calculation methodology coupled with the effects of continued net loan growth and a further reduction in the balance of total classified assets. Specifically, total loans outstanding increased $161.5 million from $865.0 million at June 30, 2007 to $1.03 billion at June 30, 2008. The additions to general valuation allowances attributable to this net growth in loans, as calculated by the revised methodology, were largely offset by decreases in the required level of valuation allowances attributable to the TICIC loan participations discussed earlier. Specifically, reviewing the individual TICIC loans for impairment, in accordance with the Company's revised allowance calculation methodology, resulted in a lower, albeit more precise, estimate of probable losses associated with those loans than had been calculated based upon the Company's prior allowance calculation methodology. At June 30, 2007, the outstanding balance of the Company's TICIC participations totaled $9.0 million against which the Company maintained general valuation allowances of $2.0 million based upon the allowance calculation methodology in use by the Company at that time. By comparison, at June 30, 2008, the outstanding balance of the Company's TICIC participations totaled $8.5 million against which the Company maintained total valuation allowances of $1.19 million.

The total amount of valuation allowances attributable to the TICIC participations at June 30, 2008 included $1.16 million of specific valuation allowances attributable to impairments identified on loans that were individually reviewed in accordance with revised allowance calculation methodology implemented by the Company during fiscal 2008. This amount was effectively reallocated from the general valuation allowances that had previously been established and maintained against the TICIC loans in accordance with the prior allowance calculation methodology. The remaining $33,000 of TICIC valuation allowances at June 30, 2008 represented general valuation allowances arising from the identification of probable losses using the applicable historical and environmental loss factors on the "non-impaired" TICIC participations. This amount was similarly reallocated within the balance of general valuation allowances attributable to the TICIC loan participations.

Having established the required level of specific and general valuation allowances against the TICIC loan participations in accordance with its revised allowance calculation methodology, the Company reallocated the remaining $821,000 of general valuation allowances previously attributable to the TICIC loan participations to other probable losses identified by that revised methodology including, but not limited to, that required by the net growth in the loan portfolio during fiscal 2008.

The Company's historical loss experience throughout the past twenty years has generally reflected a period of unprecedented and sustained economic expansion that continued through fiscal 2007. The strong economic and real estate market conditions during that time resulted in minimal loan charge-offs through the current year ended June 30, 2010. Accordingly, the Company did not consider the formal validation of the current allowance for loan loss methodology via comparison to our actual charge-off history through June 30, 2010 as necessary or useful. Notwithstanding the Company's low historical charge-off rates, however, economic and market conditions deteriorated significantly from fiscal 2008 through fiscal 2010. As such, the Company expects that probable loan losses estimated by its current allowance for loan loss methodology, particularly those attributable to specific impairments, will be realized through actual charge-offs in the foreseeable future. As such, the Company intends to validate the results of its allowance for loan loss calculations based upon historical data as such data builds in the future. Notwithstanding this future analysis, the Company will continue to regularly update the historical loss factors used to estimate probable losses within its portfolio based upon its actual charge-offs.

Finally, the calculation of probable losses within a loan portfolio and the resulting allowance for loan losses is subject to estimates and assumptions that are susceptible to significant revisions as more information becomes available and as events or conditions effecting individual borrowers and the marketplace as a whole change over time. Future additions to the allowance for loan losses will likely be necessary if economic and market conditions do not improve in the future from those currently prevalent in the marketplace. In addition, the OTS, as an integral part of its examination process, periodically reviews our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The OTS may require the allowance for loan losses or the valuation allowance for foreclosed real estate to be increased based on its review of information available at the time of the examination, which may negatively affect our earnings.

Securities Portfolio

Our deposits and borrowings have traditionally exceeded our outstanding balance of loans receivable. We generally invest excess funds into investment securities with an emphasis on agency mortgage-backed securities. At June 30, 2010, our securities portfolio totaled $989.7 million and comprised 42.3% of our total assets. By comparison, at June 30, 2009, our securities portfolio totaled $716.1 million and comprised 33.7% of our total assets.

In the recent years preceding fiscal 2010, we had increased the balance of our loan portfolio relative to the size of our securities portfolio in order to improve earnings as contemplated in our strategic business plan. However, that trend reversed during fiscal 2010 during which the balance of the securities portfolio grew while aggregate loan balances declined. The increase in the securities portfolio reflected the reinvestment of excess liquidity from deposit growth coupled with additional cash flows attributable to net declines in the loan portfolio as reviewed earlier. Notwithstanding the growth in securities during fiscal 2010, our strategic business plan continues to call for shifting the mix of our earning assets toward greater balances of loans and lesser balances of investment securities over the longer term.

Our investment policy, which is approved by the Board of Directors, is designed to foster earnings and manage cash flows within prudent interest rate risk and credit risk guidelines. Generally, our investment policy is to invest funds in various categories of securities and maturities based upon our liquidity needs, asset/liability management policies, investment quality, and marketability and performance objectives. Our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer are designated by the Board of Directors as the officers responsible for securities investment transactions and all transactions require the approval of at least two of these designated officers. The Interest Rate Risk Management Committee, currently composed of Directors Hopkins, Regan, Aanensen, Mazza and Parow, with our Chief Investment Officer and Chief Financial Officer participating as management's liaison to the committee, is responsible for oversight of the securities portfolio. This committee meets quarterly to review the securities portfolio. The results of the committee's quarterly review are reported to the full Board, which adjusts the investment policy and strategies, as it considers necessary and appropriate.

Federally chartered savings banks have the authority to invest in various types of liquid assets. The investments authorized under the investment policy approved by our Board of Directors include U.S. government and government agency obligations, municipal securities (consisting of bank qualified municipal bond obligations of state and local governments) and mortgage-backed securities of various U.S. government agencies or government-sponsored entities. On a short-term basis, our investment policy authorizes investment in securities purchased under agreements to resell, federal funds, certificates of deposits of insured banks and savings institutions and FHLB term deposits.

As of June 30, 2010, mortgage-backed securities represented approximately 71.3% of our total investment in securities, compared to 96.1% as of June 30, 2009. Mortgage-backed securities generally include mortgage pass-through securities and collateralized mortgage obligations which are typically issued with stated principal amounts and backed by pools of mortgage loans. Collateralized mortgage obligations represented less than 1.0% of total mortgage-backed securities at both June 30, 2010 and 2009. Mortgage originators use intermediaries (generally government agencies and government-sponsored enterprises, but also a variety of non-agency corporate issuers) to pool and package mortgage loans into mortgage-backed securities. The cash flow and re-pricing characteristics of a mortgage pass-through security generally approximate those of the underlying mortgages. By comparison, the cash flow and re-pricing characteristics of collateralized mortgage obligations are determined by those assigned to an individual security, or "tranche", within the terms of a larger investment vehicle which allocates cash flows to its component tranches based upon a predetermined structure as payments are received from the underlying mortgagors.

We generally invest in mortgage-backed securities issued by U.S. government agencies or government-sponsored entities, such as the Government National Mortgage Association ("Ginnie Mae"), Freddie Mac and the Federal National Mortgage Association ("Fannie Mae"). Mortgage-backed securities issued or sponsored by U.S. government agencies and government-sponsored entities are guaranteed as to the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the mortgage loans underlying such securities because of the costs of servicing and of their payment guarantees or credit enhancements which minimize the level of credit risk to the security holder.

In addition to our investments in agency mortgage-backed securities, we formerly had an investment in the AMF Ultra Short Mortgage Fund ("AMF Fund"), a mutual fund acquired during 2002 as the result of a merger, which invested primarily in agency and non-agency mortgage-backed securities of short duration. The housing and credit crises negatively impacted the market value of certain securities in the fund's portfolio resulting in a continuing decline in the net asset value of this fund. In addition, the fund's manager instituted a temporary prohibition against cash redemptions to protect shareholders against the possibility that the fund might be forced to liquidate securities at distressed price levels to satisfy redemption requests. In light of these factors, the Company recognized an impairment charge of $659,000 during the fiscal year ended June 30, 2008 due to other-than-temporary declines in the fund's net asset value.

Due to a continuing decline in the net asset value of the AMF Fund, the Company elected to withdraw its investment in the fund by invoking a redemption-in-kind option during the first quarter of fiscal 2009 in lieu of cash. The shares redeemed for cash and the shares redeemed for the underlying securities were written down to fair value as of the trade date resulting in an additional pre-tax charge to operations of $415,000 during the quarter ended September 30, 2008. Through March 31, 2009, the Company recognized an additional $570,000 of other-than-temporary impairments through earnings attributable to further declines in the value of the non-agency collateralized mortgage obligations acquired through the AMF Fund redemption-in-kind. Effective April 1, 2009, the Company adopted updated guidance relating to the accounting for impairment of investment securities. As a result, that impairment was bifurcated into credit-related and noncredit-related components of $290,000 and $280,000, respectively. Further credit-related and noncredit-related other-than-temporary impairments relating to these securities totaling $144,000 and $274,000, respectively, were recognized during the fourth quarter of fiscal 2009.

Through the first three quarters of fiscal 2010, the Company recorded additional credit-related and noncredit-related other-than-temporary impairments relating to these securities totaling $206,000 and $240,000, respectively. During the fourth quarter ended June 30, 2010, the Company sold the remaining outstanding balance of its non-investment grade, non-agency collateralized mortgage obligations, most of which had been identified as other-than-temporarily impaired ("OTTI") triggering the recognition of the impairment charges noted above. At June 30, 2010, the Company's remaining portfolio of non-agency collateralized mortgage obligations totaled 20 securities with an aggregate outstanding balance of approximately $310,000. These securities, all of which were acquired through the AMF Fund redemption and remain in the held-to-maturity portfolio, were not other-than-temporarily impaired and were rated as investment grade as of that date.

Current accounting standards require that securities be categorized as "held to maturity", "trading securities" or "available for sale", based on management's intent as to the ultimate disposition of each security. These standards allow debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity".

We do not currently use or maintain a trading account. Securities not classified as "held to maturity" are classified as "available for sale". These securities are reported at fair value and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as adjustments to Accumulated Other Comprehensive Income, a separate component of equity. As of June 30, 2010, the $1.7 million remaining balance of all securities originally acquired through the AMF Fund redemption-in-kind, including both agency and non-agency mortgage-backed securities, were classified as held to maturity. Additionally, the Company has classified $255.0 million of its agency debentures as held-to-maturity. The remainder of Company's portfolio, including all other agency mortgage backed securities, agency debentures; municipal obligations and single issuer trust preferred securities were classified as available for sale at June 30, 2010.

Other than mortgage-backed securities issued or guaranteed by the U.S. government or its agencies, we did not hold securities of any one issuer having an aggregate book value in excess of 10% of our equity at June 30, 2010. All of our securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. Purchases of securities are made based on certain considerations, which include the interest rate, tax considerations, volatility, yield, settlement date and maturity of the security, our liquidity position and anticipated cash needs and sources. The effect that the proposed security would have on our credit and interest rate risk and risk-based capital is also considered. We do not currently participate in hedging programs, interest rate caps, floors or swaps, or other activities involving the use of off-balance sheet derivative financial instruments. We do not purchase securities that are rated below investment grade.

During the years ended June 30, 2010, 2009 and 2008, proceeds from sales of securities available for sale totaled $34.2 million, $7.3 million and $48.5 million which resulted in gross gains of $1,545,000, $-0- and $57,000 and gross losses of $-0-, $415,000 and $57,000, respectively. Proceeds from sale of securities held to maturity during the year ended June 30, 2010 totaled $1.1 million with gross gains and gross losses of $-0- and $1,036,000, respectively. There were no sales of held to maturity securities during the years ended June 30, 2009 or June 30, 2008.

As of June 30, 2010, two securities with a combined amortized cost $4.9 million were classified as "Substandard" for regulatory reporting purposes. The securities represent two single issuer, trust preferred securities whose credit-ratings had fallen below investment grade by one of two rating agencies monitored by the Company.

The following table sets forth the carrying value of our securities portfolio at the dates indicated. Mortgage-backed securities include mortgage pass-through securities and collateralized mortgage obligations.

	At June 30,				
	2010	2009	2008	2007	2006
	(In Thousands)				
Securities Available for Sale:					
U.S. agency obligations	**$ 3,942**	$ 4,557	$ 5,513	$ 6,864	$ 8,786
Obligations of states and political subdivisions	**18,955**	18,340	17,757	65,333	195,661
Mutual funds [1]	—	—	7,545	7,795	7,424
Trust preferred securities	**6,600**	5,130	7,368	8,877	10,922
Total securities available for sale	**29,497**	28,027	38,183	88,869	222,793
Securities Held to Maturity:					
U.S. agency obligations	**255,000**	—	—	—	—
Total securities held to maturity	**255,000**	—	—	—	—
Mortgage-Backed Securities Available for Sale:					
Government National Mortgage Association	**15,628**	18,431	21,930	29,540	42,646
Federal Home Loan Mortgage Corporation	**273,704**	289,468	317,448	252,497	256,036
Federal National Mortgage Association	**414,123**	375,886	386,645	361,742	371,647
Total mortgage-backed securities available for sale	**703,455**	683,785	726,023	643,779	670,329
Mortgage-Backed Securities Held to Maturity:					
Federal Home Loan Mortgage Corporation	**267**	373	—	—	—
Federal National Mortgage Association	**1,123**	1,439	—	—	—
Non-agency	**310**	2,509	—	—	—
Total mortgage-backed securities held to maturity	**1,700**	4,321	—	—	—
Total	**$ 989,652**	$ 716,133	$ 764,206	$ 732,648	$ 893,122

(1) As of June 30, 2008, 2007 and 2006, our mutual fund investment consisted of shares issued by the AMF Fund.

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of our securities portfolio at June 30, 2010. This table shows contractual maturities and does not reflect re-pricing or the effect of prepayments. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. At June 30, 2010, securities with a carrying value of $236.6 million are callable within one year.

	At June 30, 2010										
	One Year or Less		One to Five Years		Five to Ten Years		More Than Ten Years		Total Securities		
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Market Value
	(Dollars in Thousands)										
Trust preferred securities	$ —	—%	$ —	—%	$ —	—%	$ 6,600	2.32%	$ 6,600	2.32%	$ 6,600
U.S. agency obligations	—	—%	200,000	1.82%	40,332	3.98%	18,610	4.15%	258,942	2.32%	260,856
Obligations of states and political subdivisions	—	—%	5,490	3.31%	13,250	3.54%	215	3.60%	18,955	3.47%	18,955
Mortgage-backed securities:											
Pass-through:											
Government National Mortgage Association	4	15.81%	119	12.01%	529	9.32%	14,976	5.42%	15,628	5.61%	15,628
Federal Home Loan Mortgage Corporation	9	7.70%	288	3.56%	35,413	4.69%	238,162	4.01%	273,872	4.10%	273,877
Federal National Mortgage Association	4,763	6.07%	4,857	6.21%	46,366	4.72%	358,493	4.31%	414,479	4.40%	414,487
Collateralized mortgage obligations:											
Federal Home Loan Mortgage Corporation	—	—%	—	—%	—	—%	99	9.48%	99	9.48%	111
Federal National Mortgage Association	—	—%	—	—%	—	—%	767	10.02%	767	10.02%	837
Non-agency	—	—%	—	—%	—	—%	310	4.45%	310	4.45%	269
Total	$ 4,776	6.08%	$ 210,754	1.97%	$ 135,890	4.39%	$ 638,232	4.20%	$ 989,652	3.76%	$ 991,620

Sources of Funds

General. Deposits are our primary source of funds for lending and other investment purposes. In addition, we derive funds from loan and mortgage-backed securities principal repayments and proceeds from the maturities and calls of non-mortgage-backed securities. Loan and securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. Borrowings from the FHLB of New York are also used to supplement the funding for loans and investments.

Deposits. Our current deposit products include interest-bearing and non-interest-bearing checking accounts, money market deposit accounts, savings accounts and certificates of deposit accounts ranging in terms from 30 days to five years. Certificates of deposit with terms ranging from one year to five years are available for individual retirement account plans. Deposit account terms, such as interest rate earned, applicability of certain fees and service charges and funds accessibility, will vary based upon several factors including, but not limited to, minimum balance, term to maturity, and transaction frequency and form requirements.

Deposits are obtained primarily from within New Jersey. Traditional methods of advertising are used to attract new customers and deposits, including radio, print media, outdoor advertising, direct mail and inserts included with customer statements. We do not utilize the services of deposit brokers or Internet listing services. Premiums or incentives for opening accounts are sometimes offered. One of our key retail products in recent years has been "Star Banking", which bundles a number of banking services and products together for those customers with a checking account with direct deposit and combined deposits of $20,000 or more, including Internet banking, bill pay, telephone banking, reduced rates on home equity loans and a 25 basis point premium on certificates of deposit with a term of at least one year, excluding special promotions. During the latter half of fiscal 2010, we also began to offer "High Yield Checking" which is primarily designed to attract core deposits in the form of customers' primary checking accounts through interest rate and fee reimbursement incentives to qualifying customers. The comparatively higher interest expense associated with the "High Yield Checking" product in relation to our other checking products is expected to be partially offset by an associated increase in transaction fee income.

We may also offer a 25 basis point premium on certificate of deposit accounts with a term of at least one year, excluding special promotions, to certificate of deposit accountholders that have $200,000 or more on deposit with the Bank. Though certificates of deposit with non-standard maturities are popular in our market, we generally promote certificates of deposit with traditional maturities, including three and six months and one, two, three and five years. During the term of our 17-month and 29-month certificates of deposit, we offer customers a "one-time option" to "step up" the rate paid from the original rate set on the certificate to the current rate being offered by the Bank for certificates of that particular maturity.

The determination of interest rates is based upon a number of factors, including: (1) our need for funds based on loan demand, current maturities of deposits and other cash flow needs; (2) a current survey of a selected group of competitors' rates for similar products; (3) our current cost of funds, yield on assets and asset/liability position; and (4) the alternate cost of funds on a wholesale basis, in particular the cost of borrowing from the FHLB. Interest rates are reviewed by senior management on a weekly basis.

A large percentage of our deposits are in certificates of deposit, which represented 60.3% and 63.7% of total deposits at June 30, 2010 and June 30, 2009, respectively. Our liquidity could be reduced if a significant amount of certificates of deposit maturing within a short period were not renewed. At

June 30, 2010 and June 30, 2009, certificates of deposit maturing within one year were $716.3 million and $740.4 million, respectively. Historically, a significant portion of the certificates of deposit remain with us after they mature and we believe that this will continue. At June 30, 2010, $333.4 million or 34.0% of our certificates of deposit were certificates of $100,000 or more compared to $275.9 million or 30.5% at June 30, 2009. The general level of market interest rates and money market conditions significantly influence deposit inflows and outflows. The effects of these factors are particularly pronounced on deposit accounts with larger balances. In particular, certificates of deposit with balances of $100,000 or greater are traditionally viewed as being a more volatile source of funding than comparatively lower balance certificates of deposit or non-maturity transaction accounts. In order to retain certificates of deposit with balances or $100,000 or more, we may have to pay a premium rate, resulting in an increase in our cost of funds. In a rising rate environment, we may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with us, they may need to be replaced with borrowings, which could increase our cost of funds and negatively impact our interest rate spread and our financial condition.

The following table sets forth the distribution of average deposits for the periods indicated and the weighted average nominal interest rates for each period on each category of deposits presented.

	For the Years Ended June 30,								
	2010			2009			2008		
	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate
	(Dollars in Thousands)								
Non-interest-bearing demand	$ 55,436	3.68%	0.00%	$ 51,132	3.72%	0.00%	$ 59,169	4.40%	0.00%
Interest-bearing demand	198,623	13.19	1.17	156,883	11.41	1.34	149,871	11.16	1.81
Savings and club	315,715	20.97	1.03	293,483	21.35	1.05	303,818	22.61	1.08
Certificates of deposit	935,684	62.16	2.41	873,257	63.52	3.50	830,726	61.83	4.49
Total deposits	$ 1,505,458	100.00%	1.87%	$ 1,374,755	100.00%	2.60%	$ 1,343,584	100.00%	3.22%

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

	At June 30,		
	2010	2009	2008
	(In Thousands)		
Interest Rate			
0.00-0.99%	$ 9,396	$ 3,122	$ -
1.00-1.99%	648,259	187,827	2,235
2.00-2.99%	206,791	182,588	91,937
3.00-3.99%	67,991	417,596	298,819
4.00-4.99%	40,482	106,994	473,649
5.00-5.99%	6,613	6,616	6,969
Total	$ 979,532	$ 904,743	$ 873,609

The following table shows the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of the date indicated.

Maturity Period	At June 30, 2010 (In Thousands)
Within three months	$ 95,275
Three through six months	58,154
Six through twelve months	77,862
Over twelve months	102,127
	$ 333,418

The following table sets forth the amount and maturities of certificates of deposit at June 30, 2010.

	Amount Due						
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years	Total
				(In Thousands)			
0.00-0.99%	$ 9,396	$ —	$ —	$ —	$ —	$ —	$ 9,396
1.00-1.99%	566,892	75,909	5,458	—	—	—	648,259
2.00-2.99%	69,359	80,848	39,411	2,016	15,157	—	206,791
3.00-3.99%	54,631	5,628	3,174	3,514	1,044	—	67,991
4.00-4.99%	16,011	8,981	15,486	—	3	1	40,482
5.00-5.99%	—	1,671	4,942	—	—	—	6,613
Total	$ 716,289	$ 173,037	$ 68,471	$ 5,530	$ 16,204	$ 1	$ 979,532

Borrowings. To supplement our deposits as a source of funds for lending or investment, we borrow funds in the form of advances from the FHLB of New York. We make use of FHLB advances as part of our interest rate risk management, primarily to extend the duration of funding to match the longer-term fixed-rate loans and mortgage-backed securities.

Advances from the FHLB are typically secured by our FHLB capital stock and certain investment securities we choose to utilize as collateral for such borrowings. Additional information regarding our FHLB advances is included under Note 12 to consolidated financial statements.

Short-term FHLB advances generally have original maturities of less than one year. Typically, our short term advances are in the form of overnight borrowings. With no overnight advances drawn at June 30, 2010, our available overnight lines of credit at the FHLB totaled $200.0 million as of that date.

Long term advances generally include term advances with original maturities of greater than one year. At June 30, 2010, our outstanding balance of long-term FHLB advances totaled $210.0 million with a weighted average interest rate of 3.87%. Our long term advances mature as follows:

Maturing in Years Ending June 30,		(In Thousands)
2011	$	10,000
2018		200,000
Total	**$**	**210,000**

Subsidiary Activity

Kearny Financial Corp. has two wholly owned subsidiaries: Kearny Federal Savings Bank and Kearny Financial Securities, Inc.

Kearny Financial Securities, Inc. was organized in April 2005 under Delaware law as a Delaware Investment Company primarily to hold securities and mortgage-backed securities. At June 30, 2010, it held assets totaling $8,081 and was considered inactive.

Kearny Federal Savings Bank has two wholly owned subsidiaries: KFS Financial Services, Inc. and KFS Investment Corp. A third subsidiary, Kearny Federal Investment Corp. was dissolved in fiscal 2008.

KFS Financial Services, Inc. was incorporated as a New Jersey corporation in 1994 under the name of South Bergen Financial Services, Inc., was acquired in Kearny's merger with South Bergen Savings Bank in 1999 and was renamed KFS Financial Services, Inc. in 2000. It is a service corporation subsidiary organized for selling insurance products, including annuities, to Bank customers and the general public through a third party networking arrangement. KFS Financial Services, Inc. is not a licensed insurance agency and it may only offer insurance products through an agreement with a licensed insurance agency. KFS Financial Services, Inc. has entered into an agreement with The Savings Bank Life Insurance Company of Massachusetts, a licensed insurance agency, through which it offers insurance products. At June 30, 2010, it held assets totaling $311,313.

KFS Investment Corp. was organized in October 2007 under New Jersey law as a New Jersey Investment Company to potentially replace Kearny Federal Investment Corp. At June 30, 2010, KFS Investment Corp. held no assets and was considered inactive.

Kearny Federal Investment Corp. was organized in May 2004 under New Jersey law as a New Jersey Investment Company primarily to hold securities and mortgage-backed securities. In June 2008, Kearny Federal Investment Corp. was formally dissolved and its assets returned to its parent, Kearny Federal Savings Bank.

Personnel

As of June 30, 2010, we had 274 full-time employees and 11 part-time employees equating to a total of 280 full time equivalent ("FTE") employees. By comparison, at June 30, 2009, we had 263 full-time employees and 21 part-time employees equating to a total of 274 FTEs. The net increase in FTE's year-over-year was primarily attributable to the Bank's de novo branch opened during the first quarter of fiscal 2010 couple with staffing additions in the commercial lending area. Our employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good.

REGULATION

The Bank and the Company operate in a highly regulated industry. This regulation establishes a comprehensive framework of activities in which a savings and loan holding company and federal savings bank may engage and is intended primarily for the protection of the deposit insurance fund and depositors. Set forth below is a brief description of certain laws that relate to the regulation of the Bank and the Company. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution and its holding company, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, including changes in the regulations governing mutual holding companies, could have a material adverse impact on the Company, the Bank and their operations. The adoption of regulations or the enactment of laws that restrict the operations of the Bank and/or the Company or impose burdensome requirements upon one or both of them could reduce their profitability and could impair the value of the Bank's franchise, resulting in negative effects on the trading price of the Company's common stock.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act is intended to effect a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act eliminates our current primary federal regulator and subjects savings and loan holding companies to greater regulation. The Dodd-Frank Act additionally creates a new independent federal regulator to administer federal consumer protection laws. The Dodd-Frank Act is expected to have a significant impact on our business operations as its provisions take effect. Among the provisions that are likely to affect us are the following:

Elimination of OTS. The Dodd-Frank Act calls for the elimination of the OTS, which is our primary federal regulator and the primary federal regulator of the Bank within 12 to 18 months of enactment. At that time, the primary federal regulator of Kearny Financial Corp. will become the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and the primary federal regulator for the Bank will become the Office of the Comptroller of the Currency ("OCC") if we retain our federal savings bank charter. The Federal Reserve and OCC will generally have rulemaking, examination, supervision and oversight authority over our operations and the FDIC will retain secondary authority over the Bank. Prior to the elimination of the OTS, the Federal Reserve and OCC will provide a list of the current regulations issued by the OTS that each will continue to apply. OTS guidance, orders, interpretations, policies and similar items under which we and other savings and loan holding companies and federal savings associations operate will continue to remain in effect until they are superseded by new guidance and policies from the OCC or Federal Reserve.

New Limits on MHC Dividend Waivers. Effective as of the date of transfer of OTS's duties, the Dodd-Frank Act will make significant changes in the law governing waivers of dividends by mutual holding companies. After that date, a mutual holding company may only waive the receipt of a dividend from a subsidiary if no insider of the mutual holding company or their associates or tax-qualified or non-tax-qualified employee stock benefit plan holds any shares of the class of stock to which the waiver would apply, the mutual holding company gives written notice of its intent to waive the dividend at least 30 days prior to the proposed payment date and the Federal Reserve does not object. The Federal Reserve will not object to a dividend waiver if it determines that the waiver would not be detrimental to the safe and sound operation of the savings association, the mutual holding company's board determines that the waiver is consistent with its fiduciary duties and the mutual holding company has waived dividends prior to December 1, 2009. In addition, waived dividends must be taken into account in determining the appropriate exchange ratio for a second-step conversion of a mutual holding company unless the mutual holding company has waived dividends prior to December 1, 2009.

Holding Company Capital Requirements. Effective as of the transfer date, the Federal Reserve will be authorized to establish capital requirements for savings and loan holding companies. These capital requirements must be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Savings and loan holding companies will also be required to serve as a source of financial strength for their depository institution subsidiaries. Within five years after enactment, the Dodd-Frank Act requires the Federal Reserve to apply consolidated capital requirements that are no less stringent than those currently applied to depository institutions to depository institution holding companies that were not supervised by the Federal Reserve as of May 19, 2009. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank or savings and loan holding company with less than $15 billion in assets.

Federal Preemption. A major benefit of the federal thrift charter has been the strong preemptive effect of the Home Owners' Loan Act ("HOLA"), under which we are chartered. Historically, the courts have interpreted the HOLA to "occupy the field" with respect to the operations of federal thrifts, leaving no room for conflicting state regulation. The Dodd-Frank Act, however, amends the HOLA to specifically provide that it does not occupy the field in any area of state law. Henceforth, any preemption determination must be made in accordance with the standards applicable to national banks, which have themselves been scaled back to require case-by-case determinations of whether state consumer protection laws discriminate against national banks or interfere with the exercise of their powers before these laws may be pre-empted.

Deposit Insurance. The Dodd-Frank Act permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and extends unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2013. The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act eliminates the federal statutory prohibition against the payment of interest on business checking accounts.

Qualified Thrift Lender Test. Under the Dodd-Frank Act, a savings association that fails the qualified thrift lender test will be prohibited from paying dividends, except for dividends that: (i) would be permissible for a national bank; (ii) are necessary to meet obligations of a company that controls the savings association; and (iii) are specifically approved by the OCC and the Federal Reserve. In addition, a savings association that fails the qualified thrift lender test will be deemed to have violated Section 5 of the Home Owners' Loan Act and may become subject to enforcement actions thereunder.

Corporate Governance. The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions. The new legislation also authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials. Additionally, the Dodd-Frank Act directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the company is publicly traded or not. The Dodd-Frank Act gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters

Transactions with Affiliates and Insiders. Effective one year from the date of enactment, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

Consumer Financial Protection Bureau. The Dodd-Frank Act creates a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. Federal preemption of state consumer protection law requirements, traditionally an attribute of the federal savings association charter, has also been modified by the Dodd-Frank Act and now requires a case-by-case determination of preemption by the OCC and eliminates preemption for subsidiaries of a bank. Depending on the implementation of this revised federal preemption standard, the operations of the Bank could become subject to additional compliance burdens in the states in which it operates.

Regulation of the Bank

General. As a federally chartered, Federal Deposit Insurance Corporation-insured savings bank, the Bank is subject to extensive regulation by the OTS and the FDIC. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the level of the allowance for loan losses. The activities of federal savings banks are subject to extensive regulation including restrictions or requirements with respect to loans to one borrower, the percentage of non-mortgage loans or investments to total assets, capital distributions, permissible investments and lending activities, liquidity, transactions with affiliates and community reinvestment. Federal savings banks are also subject to reserve requirements imposed by the Board of Governors of the Federal Reserve System. Both state and federal law regulate a federal savings bank's relationship with its depositors and borrowers, especially in such matters as the ownership of savings accounts and the form and content of the bank's mortgage documents.

The Bank must file reports with the OTS concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. The OTS regularly examines the Bank and prepares reports to the Bank's Board of Directors on deficiencies, if any, found in its operations. The OTS has substantial discretion to impose enforcement action on an institution that fails to comply with applicable regulatory requirements, particularly with respect to its capital requirements. In addition, the FDIC has the authority to recommend to the Director of the OTS to take enforcement action with respect to a particular federally chartered savings bank and, if the Director does not take action, the FDIC has authority to take such action under certain circumstances.

Federal Deposit Insurance. The Bank's deposits are insured to applicable limits by the FDIC. The maximum deposit insurance amount has been permanently increased from $100,000 to $250,000 under the Dodd-Frank Wall Street Reform and Consumer Protection Act. On October 13, 2008, the FDIC established a Temporary Liquidity Guarantee Program under which the FDIC fully guarantees all non-interest-bearing transaction accounts until December 31, 2009 (the "Transaction Account Guarantee Program") and all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and June 30, 2009, with the FDIC's guarantee expiring by June 30, 2012 (the "Debt Guarantee Program"). Senior unsecured debt would include federal funds purchased and certificates of deposit standing to the credit of the bank. After November 12, 2008, institutions that did not opt out of the Programs by December 5, 2008 were assessed at the rate of ten basis points for transaction account balances in excess of $250,000 and at a rate between 50 and 100 basis points of the amount of debt issued. In May, 2009, the Debt Guarantee Program issue end date and the guarantee expiration date were both extended, to October 31, 2009 and December 31, 2012, respectively. Participating holding companies that have not issued FDIC-guaranteed debt prior to April 1, 2009 had to apply to remain in the Debt Guarantee Program. Participating institutions will be subject to surcharges for debt issued after that date. Effective October 1, 2009, the Transaction Account Guarantee Program has been extended until December 31, 2010, with an assessment of between 15 and 25 basis points after January 1, 2010. The Company and the Bank did not opt out of the Debt Guarantee Program. The Bank did not opt out of the original Transaction Account Guarantee Program, but did opt out of its extension. The Dodd-Frank Act has extended unlimited deposit insurance to non-interest-bearing transaction accounts until December 31, 2013.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based on their examination ratings and capital ratios. Well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and, until 2009, were assessed for deposit insurance at an annual rate of between five and seven basis points with the assessment rate for an individual institution determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV were assessed at annual rates of 10, 28 and 43 basis points, respectively.

Pursuant to the Federal Deposit Insurance Reform Act of 2005 (the "Reform Act"), the FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund annually at between 1.15% and 1.5% of estimated insured deposits. Due to recent bank failures, the FDIC determined that the reserve ratio was 1.01% as of June 30, 2008. In accordance with the Reform Act, as amended by the Helping Families Save Their Home Act of 2009, the FDIC has established and implemented a plan to restore the reserve ratio to 1.15% within eight years. For the quarter beginning January 1, 2009, the FDIC raised the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV were increased to 17, 35 and 50 basis points, respectively. For the quarter beginning April 1, 2009 the FDIC set the base annual assessment rate for institutions in Risk Category I to between 12 and 16 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 22, 32 and 45 basis points, respectively. An institution's assessment rate could be lowered by as much as five basis points based on the ratio of its long-term unsecured debt to deposits or, for smaller institutions based on the ratio of certain amounts of Tier 1 capital to adjusted assets. The assessment rate may be adjusted for Risk Category I institutions that have a high level of brokered deposits and have experienced higher levels of asset growth (other than through acquisitions) and could be increased by as much as ten basis points for institutions in Risk Categories II, III and IV whose ratio of brokered deposits to deposits exceeds 10%. Reciprocal deposit arrangements like CDARS® were treated as brokered deposits for Risk Category II, III and IV institutions but not for institutions in Risk Category I. An institution's base assessment rate would also be increased if an institution's ratio of secured liabilities (including FHLB advances and repurchase agreements) to deposits exceeds 25%. The maximum adjustment for secured liabilities for institutions in Risk Categories I, II, III and IV would be 8, 11, 16 and 22.5 basis points, respectively, provided that the adjustment may not increase an institution's base assessment rate by more than 50%.

The FDIC imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, and reserved the right to impose additional special assessments. In November, 2009, instead of imposing additional special assessments, the FDIC amended the assessment regulations to require all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. For purposes of estimating the future assessments, each institution's base assessment rate in effect on September 30, 2009 was used, assuming a 5% annual growth rate in the assessment base and a 3 basis point increase in the assessment rate in 2011 and 2012. The prepaid assessment will be applied against actual quarterly assessments until exhausted. Any funds remaining after June 30, 2013 will be returned to the institution. If the prepayment would impair an institution's liquidity or otherwise create significant hardship, it may apply for an exemption. Requiring this prepaid assessment does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation. The FICO assessment rates, which are determined quarterly, averaged .01% of insured deposits on an annualized basis in fiscal year 2010. These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) "Tier 1" or "core" capital equal to at least 4% of total adjusted assets and (3) risk-based capital equal to 8% of total risk-weighted assets. For information on the Bank's compliance with these regulatory capital standards, see Note 14 to consolidated financial statements. In assessing an institution's capital adequacy, the OTS takes into consideration not only these numeric factors but also qualitative factors as well and has the authority to establish higher capital requirements for individual institutions where necessary.

In addition, the OTS may require that a savings institution that has a risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total adjusted assets of less than 4% take certain action to increase its capital ratios. If the savings institution's capital is significantly below the minimum required levels of capital or if it is unsuccessful in increasing its capital ratios, the OTS may restrict its activities.

For purposes of the OTS capital regulations, tangible capital is defined as core capital less all intangible assets except for certain mortgage servicing rights. Tier 1 or core capital is defined as common stockholders' equity, non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts and pledged deposits of mutual savings banks. The Bank does not have any non-withdrawable accounts or pledged deposits. Tier 1 and core capital are reduced by an institution's intangible assets, with limited exceptions for certain mortgage and non-mortgage servicing rights and purchased credit card relationships. Both core and tangible capital are further reduced by an amount equal to the savings institution's debt and equity investments in "non-includable" subsidiaries engaged in activities not permissible for national banks other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies.

The risk-based capital standard for savings institutions requires the maintenance of total capital of 8% of risk-weighted assets. Total capital equals the sum of core and supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt and intermediate-term preferred stock, the portion of the allowance for loan losses not designated for specific loan losses and up to 45% of unrealized gains on equity securities. The portion of the allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. For purposes of determining total capital, a savings institution's assets are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and by the amount of the institution's equity investments (other than those deducted from core and tangible capital) and its high loan-to-value ratio land loans and commercial construction loans.

A savings institution's risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance-sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. These risk weights generally range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans and certain other assets.

Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends. A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least thirty days before making a capital distribution, such as paying a dividend to the Company. A savings institution must file an application for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules of the OTS; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution's net income for that year to date plus the institution's retained net income for the preceding two years; (iii) it would not adequately be capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the OTS or applicable regulations.

The OTS may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

During the fiscal year ended June 30, 2008, the Bank applied for and received the approval from the OTS to distribute $19,000,000 to the Company. A cash dividend in that amount was paid by the Bank to the Company in November, 2007. During the fiscal year ended June 30, 2010, a second application for a capital distribution from the Bank to the Company was approved by the OTS in the amount of $6,000,000. A cash dividend in that amount was paid by the Bank to the Company in December, 2009. During the more recent approval process, the OTS noted that future dividend requests will require closer scrutiny by the OTS due to the deteriorated economic conditions and level of uncertainty that characterize the current marketplace coupled with the Bank's compressed level of earnings in recent years.

Qualified Thrift Lender Test. Federal savings institutions must meet a qualified thrift lender test or they become subject to the business activity restrictions and branching rules applicable to national banks. To qualify as a qualified thrift lender, a savings institution must either (i) be deemed a "domestic building and loan association" under the Internal Revenue Code by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans and investments in premises of the institution or (ii) satisfy the statutory qualified thrift lender test set forth in the Home Owners' Loan Act by maintaining at least 65% of its portfolio assets in qualified thrift investments (defined to include residential mortgages and related equity investments, certain mortgage-related securities, small business loans, student loans and credit card loans). For purposes of the statutory qualified thrift lender test, portfolio assets are defined as total assets minus goodwill and other intangible assets, the value of property used by the institution in conducting its business and specified liquid assets up to 20% of total assets. A savings institution must maintain its status as a qualified thrift lender on a monthly basis in at least nine out of every twelve months.

A savings bank that fails the qualified thrift lender test and does not convert to a bank charter generally will be prohibited from: (1) engaging in any new activity not permissible for a national bank; (2) paying dividends not permissible under national bank regulations; and (3) establishing any new branch office in a location not permissible for a national bank in the institution's home state. In addition, if the institution does not requalify under the qualified thrift lender test within three years after failing the test, the institution would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from the FHLB as promptly as possible.

Community Reinvestment Act. Under the CRA, every insured depository institution, including the Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OTS to assess the depository institution's record of meeting the credit needs of its community and to consider such record in its evaluation of certain applications by such institution, such as a merger or the establishment of a branch office by the Bank. The OTS may use an unsatisfactory CRA examination rating as the basis for the denial of an application. The Bank received a satisfactory CRA rating in its most recent CRA examination by the OTS.

Federal Home Loan Bank System. The Bank is a member of the FHLB of New York, which is one of twelve regional Federal Home Loan Banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by financial institutions and proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members pursuant to policies and procedures established by the board of directors of the FHLB.

As a member, the Bank is required to purchase and maintain stock in the FHLB of New York in an amount equal to the greater of 1% of our aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of our outstanding FHLB advances. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. In addition, these requirements could result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members.

The USA Patriot Act. The Bank is subject to the OTS regulations implementing the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act. The USA Patriot Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other requirements, Title III of the USA Patriot Act and the related regulations of the OTS impose the following requirements with respect to financial institutions:

- Establishment of anti-money laundering programs that include, at minimum: (i) internal policies, procedures and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money laundering program.

- Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period.

- Establishment of appropriate, specific and, where necessary, enhanced due diligence policies, procedures and controls designed to detect and report money laundering.

- Prohibitions on establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country) and compliance with certain record keeping obligations with respect to correspondent accounts of foreign banks.

Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

Regulation of the Company

General. The Company is a savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act. It is required to file reports with the OTS and is subject to regulation and examination by the OTS. The Company must also obtain regulatory approval from the OTS before engaging in certain transactions, such as mergers with or acquisitions of other financial institutions. In addition, the OTS has enforcement authority over the Company and any non-savings institution subsidiaries. This permits the OTS to restrict or prohibit activities that it determines to be a serious risk to the Bank. This regulation is intended primarily for the protection of the depositors and not for the benefit of stockholders of the Company.

Activities Restrictions. As a savings and loan holding company and as a subsidiary holding company of a mutual holding company, the Company is subject to statutory and regulatory restrictions on its business activities. The non-banking activities of the Company and its non-savings institution subsidiaries are restricted to certain activities specified by the OTS regulation, which include performing services and holding properties used by a savings institution subsidiary, activities authorized for savings and loan holding companies as of March 5, 1987 and non-banking activities permissible for bank holding companies pursuant to the Bank Holding Company Act of 1956 or authorized for financial holding companies pursuant to the Gramm-Leach-Bliley Act. Before engaging in any non-banking activity or acquiring a company engaged in any such activities, the Company must file with the OTS either a prior notice or (in the case of non-banking activities permissible for bank holding companies) an application regarding its planned activity or acquisition.

Mergers and Acquisitions. The Company must obtain approval from the OTS before acquiring, directly or indirectly, more than 5% of the voting stock of another savings institution or savings and loan holding company or acquiring such an institution or holding company by merger, consolidation, or purchase of its assets. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating an application for the Company to acquire control of a savings institution, the OTS would consider the financial and managerial resources and future prospects of the Company and the target institution, the effect of the acquisition on the risk to the insurance funds, the convenience and the needs of the community and competitive factors.

On May 25, 2010, the Company announced its proposed acquisition of Central Jersey Bancorp (NASDAQ: CJBK) based in Monmouth County, NJ. The transaction is subject to the approval of both companies' primary regulators as well as the shareholders of Central Jersey Bancorp. Merger applications have been filed with each regulator as of the issuance date of this report and are under review. Subject to the requisite approvals, the transaction is expected to close during the Company's second fiscal quarter ending December 31, 2010.

Waivers of Dividends by Kearny MHC. The OTS regulations require the MHC to notify the OTS of any proposed waiver of its receipt of dividends from the Company. The OTS reviews dividend waiver notices on a case-by-case basis and, in general, does not object to any such waiver if: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members and (ii) the waiver would not be detrimental to the safe and sound operations of the subsidiary savings association.

During the year ended June 30, 2010, the MHC waived its right, upon non-objection from the OTS, to receive cash dividends of $9.9 million declared during the year.

Conversion of the MHC to Stock Form. The OTS regulations permit the MHC to convert from the mutual form of organization to the capital stock form of organization, commonly referred to as a second step conversion. In a second step conversion a new holding company would be formed as the successor to the Company, the MHC's corporate existence would end and certain depositors of the Bank would receive the right to subscribe for shares of the new holding company. In a second step conversion, each share of common stock held by stockholders other than the MHC would be automatically converted into a number of shares of common stock of the new holding company determined pursuant to an exchange ratio that ensures that the Company's stockholders own the same percentage of common stock in the new holding company as they owned in the Company immediately prior to the second step conversion. Under the OTS regulations, the Company's stockholders would not be diluted because of any dividends waived by the MHC (and waived dividends would not be considered in determining an appropriate exchange ratio), in the event the MHC converts to stock form. The total number of shares held by the Company's stockholders after a second step conversion also would be increased by any purchases by the Company's stockholders in the stock offering of the new holding company conducted as part of the second step conversion.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the OTS. Under the Change in Bank Control Act, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control is then subject to regulation as a savings and loan holding company.

Item 1A. Risk Factors

The following is a summary of what management, in its opinion, currently believes to be the material risks related to an investment in the Company's securities.

We may not realize the anticipated benefits from our proposed acquisition of Central Jersey Bancorp.

On May 25, 2010, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Central Jersey Bancorp ("Central Jersey") and its wholly owned subsidiary, Central Jersey Bank, National Association ("Central Jersey Bank"), pursuant to which Central Jersey will merge with a to-be-formed subsidiary of the Company and immediately thereafter, Central Jersey Bank will merge with and into the Bank. The acquisition of Central Jersey is anticipated to strengthen our market position in Monmouth and Ocean Counties and increase our profitability by increasing our commercial loan portfolio The success of this transaction, however, will depend on, among other things, our ability to realize anticipated cost savings and to combine the businesses of the Bank and Central Jersey Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Central Jersey Bank nor result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Kearny Financial Corp. and Central Jersey have operated and, until the completion of the transactions, will continue to operate, independently. Certain Central Jersey employees may not be employed by us after the transaction. In addition, Central Jersey employees that we wish to retain may elect to terminate their employment as a result of the acquisition, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Central Jersey's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the acquisition.

Recent negative developments in the financial services industry and the domestic and international credit markets may continue to adversely affect our operations and results.

Negative developments in the global credit and securitization markets during the latter half of 2007 and 2008 have resulted in uncertainty and volatility in U.S. financial markets that contributed significantly to the general economic downturn which has continued throughout fiscal 2009 and 2010. Asset quality has deteriorated at many financial institutions resulting in additional loan loss provisions and increased recognition of impairments in securities portfolios. In particular, the continuing decline in the value of real estate collateral supporting many commercial and residential mortgage loans has contributed significantly to these results. The effects of declining real estate values on asset quality has been exacerbated by rising unemployment resulting in increased levels of loan delinquencies, foreclosures and bankruptcies. These factors affecting the general marketplace have had an adverse impact on the Company's earnings and operations through an increase in the level of nonperforming loans and associated provisions to the allowance for loan losses. The Company also recognized other-than-temporary security impairments recorded through earnings and other comprehensive income generally attributable to these same factors. Moreover, the Company has recognized additional FDIC insurance costs resulting from the agency's need to replenish the fund for charges associated with recent bank failures.

In general, thrift and thrift holding company stock prices have been negatively affected, as has their general ability to raise capital or borrow in the debt markets. The potential exists for new federal or state laws and regulations regarding lending and funding practices, liquidity standards, and minimum capital levels.

Continued negative developments in the financial services industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. In addition, the adverse economic conditions noted earlier could continue to adversely affect the performance and value of our loan and investment portfolios which would also negatively affect our financial performance.

Changes in interest rates may adversely affect our net interest rate spread and net interest margin, which would hurt our earnings.

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

From an interest rate risk perspective, the Company has generally been liability sensitive, which indicates that liabilities generally re-price faster than assets. The timing mismatch of the re-price of interest-earning assets and interest-bearing liabilities is referred to as the gap position. The most common measurement interval is one year. At June 30, 2010, the Company's one-year gap position was +0.91%

and at June 30, 2009 it was -5.17%. During the fiscal year it fluctuated from –8.46% at September 30, 2009 to -4.71% at December 31, 2009 to -4.76% at March 31, 2010. The improvement in the one-year gap position resulted in part, from customers extending the maturities of their certificates of deposit during fiscal 2010. Additionally, the expectation for higher mortgage prepayment speeds associated with the continued reduction of market interest rates has increased the forecasted level of incoming cash flows from loans within the one year time horizon. Together, these factors have improved the "mismatch" between the dollar amount of assets and liabilities that are re-pricing within a one year interval at June 30, 2010 from June 30, 2009.

In response to negative economic developments, the Federal Open Market Committee has steadily reduced its federal funds rate target from 5.25% in September 2007 to between 0.00% and 0.25% currently which has had the effect of reducing our cost of funds. However, the benefits to earnings arising from the reduction in our cost of interest-cost liabilities have been partially offset by reduced yields on the Company's interest-earning assets. Notwithstanding reduced yields on interest-earning assets, the Company's net interest rate spread and margin improved from 2.25% to 2.45% and 2.81% to 2.83%, respectively, year-over-year.

The improvements in the Company's net interest income and the associated net interest spread and margin are indicative of its overall level of liability sensitivity which has generally proven to be beneficial to net interest income during fiscal 2010. However, the Company's liability sensitivity may adversely effect net income and earnings in the future when market interest rates ultimately increase from their historical lows and the its cost of interest-bearing liabilities rises faster than its yield on interest-earning assets.

As of June 30, 2010, $716.3 million or 73.1% of our certificates of deposit mature within one year. During the year ending June 30, 2011, $200.0 million of FHLB advances are callable, but based on the interest rate environment as of June 30, 2010 it appears unlikely that they will be called. With respect to re-pricing assets, at June 30, 2010, the Company maintained balances of short term, liquid assets of $181.4 million. During the year ending June 30, 2011, $21.1 million of loans will reach their contractual maturity dates. The effect of subsequent interest rate changes will be reflected in the re-pricing of $106.0 million of loans maturing after June 30, 2011 and mortgage-backed securities and non-mortgage-backed securities with floating or adjustable rates with amortized costs of $177.1 million.

Interest rates also affect how much money we lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Changes in market interest rates could also reduce the value of our financial assets. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and profitability could suffer.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the required amount of the allowance for loan losses, we evaluate certain loans individually and establish specific loan loss allowances for identified impairments. For all non-impaired loans, including those not individually reviewed, we estimate losses and establish general loan loss allowances based upon historical and environmental loss factors. If the assumptions used in our calculation methodology are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in further additions to our allowance. While our allowance for loan losses was 0.84% of total loans at June 30, 2010, significant additions to our allowance could materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

We may be required to record additional impairment charges with respect to our investment securities portfolio.

We review our securities portfolio at the end of each quarter to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the impairment is other than temporary. If we conclude that the impairment is other than temporary, we are required to write down the value of that security. The "credit-related" portion of the impairment is recognized through earnings whereas the "noncredit-related" portion is generally recognized through other comprehensive income in the circumstances where the future sale of the security is unlikely. During the year ended June 30, 2008, we determined that the decline in the fair value of our investment in the AMF Fund was other-than-temporary and recorded a pre-tax impairment charge of approximately $659,000 on this investment. Due to continuing declines in the value of this Fund, we decided to invoke the payment-in-kind redemption option (which was the only redemption option available) on this Fund during the quarter ended September 30, 2008 and received $1.4 million in cash and $6.0 million in mortgage-backed securities including $4.6 million in non-agency collateralized mortgage obligations that we carry as held to maturity. During the remainder of fiscal 2009, we recognized pre-tax other-than-temporary impairment charges of $988,000 on these non-agency securities of which $714,000 was recognized in earnings and $274,000 was recorded in other comprehensive income. During the first three quarters of fiscal 2010, we recognized an additional $446,000 of other-than temporary impairment charges relating to these same securities of which $206,000 was recognized through earnings while $240,000 was recorded through other comprehensive income. All other-than-temporarily impaired securities were subsequently sold during the fourth quarter of fiscal 2010.

At June 30, 2010, we had investment securities with fair values of approximately $11.1 million of which we had approximately $2.4 million in gross unrealized losses. All unrealized losses on investment securities at June 30, 2010 represented temporary impairments of value. However, if changes in the expected cash flows of these securities and/or prolonged price declines result in our concluding in future periods that the impairment of these securities is other than temporary, we will be required to record an impairment charge against income equal to the credit-related impairment.

Strong competition within our market area may limit our growth and profitability.

Competition is intense within the banking and financial services industry in New Jersey. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources, higher lending limits and offer services that we do not or cannot provide. This competition makes it more difficult for us to originate new loans and retain and attract new deposits. Price competition for loans may result in originating fewer loans, or earning less on our loans and price competition for deposits may result in a reduction of our deposit base or paying more on our deposits.

Our business is geographically concentrated in New Jersey and a downturn in economic conditions within the state could adversely affect our profitability.

A substantial majority of our loans are to individuals and businesses in New Jersey. The decline in the economy of the state could continue to have an adverse impact on our earnings. We have a significant amount of real estate mortgages, such that continuing decreases in local real estate values may adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which may adversely influence our profitability.

Our return on equity compares unfavorably to other companies. This could negatively influence the price of our stock.

The net proceeds from our initial public offering in February 2005 substantially increased our equity capital. We expect to take time to invest this capital prudently. As a result, our return on equity, which is the ratio of earnings divided by average equity capital, is lower than that of many similar companies. To the extent that the stock market values a company based, in part, on its return on equity, our low return on equity relative to our peer group could negatively affect the trading price of our common stock. During the year ended June 30, 2010, there was ongoing evaluation and implementation of growth and diversification strategies related to execution of the Company's business plan. The Company expects to continue these efforts to grow and diversify the balance sheet with the goals of improving profitability.

The costs of our stock compensation plans are a significant expense and funding of the plans may dilute shareholders' ownership interest in Kearny Financial Corp.

Effective upon completion of the Company's initial public offering, the Bank established an Employee Stock Ownership Plan ("ESOP"). We currently recognize compensation expense for the ESOP as shares are committed for release to the participants' accounts each month based on the monthly average market price of the shares. We currently recognize additional annual employee compensation and benefit expenses and directors' compensation expense stemming from stock options granted and restricted stock awarded to directors and officers under the 2005 Stock Compensation and Incentive Plan. We expense the fair value of all options over their vesting periods and the fair value of restricted shares over the requisite service periods, in both cases five years. These additional expenses adversely affect our profitability and stockholders' equity.

The Company utilized open market purchases of common stock to fund restricted stock awards; however, the Company expects to fund stock options exercised through the issuance of shares from the Company's treasury account. Existing shareholders will experience a dilution in ownership interest in the event the Company relies on the issuance of shares from the Company's treasury account or from the issuance of authorized but un-issued shares rather than open market purchases to fund stock options.

Shareholders own a minority of Kearny Financial Corp.'s common stock and are not able to exercise voting control over most matters put to a vote of stockholders.

Kearny MHC owns a majority of Kearny Financial Corp.'s common stock, 74.5% at June 30, 2010 and is able to exercise voting control over most matters put to a vote of shareholders, including the election of directors. Kearny MHC may also exercise its voting control to prevent a sale or merger transaction in which stockholders could receive a premium for their shares. The Board of Directors of Kearny MHC is also the Board of Directors of Kearny Financial Corp.

The Office of Thrift Supervision's policy on remutualization transactions could prohibit acquisition of Kearny Financial Corp., which may adversely affect our stock price.

The OTS regulations permit the acquisition of a mutual holding company by a mutual institution in a remutualization transaction. Current OTS policy, however, views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. The OTS may give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that there is no cause for OTS's concerns in the particular case. Should the OTS prohibit or otherwise restrict these transactions in the future, our stock price may be adversely affected.

Recently enacted financial reform legislation could substantially increase our compliance burden and costs and necessitate changes in the conduct of our business.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. In particular, the following provisions of the Dodd-Frank Act, among others, are expected to impact our operations and activities, both currently and prospectively:

- Elimination of the OTS as our primary federal regulator, which may require us to adapt to a new regulatory regime;
- New requirements for waivers of dividends by Kearny MHC, which could affect our dividend policies;
- Weakening of federal preemption standards applicable to Kearny Federal Savings Bank, which could expose us to state regulation;
- Changes in methodologies for calculating deposit insurance premiums and increases in required deposit insurance fund reserve levels, which could increase our deposit insurance expense;
- Application of regulatory capital requirements to Kearny Financial Corp.; and
- Imposition of comprehensive, new consumer protection requirements, which could substantially increase our compliance burden and potentially expose us to new liabilities.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Company and the Bank conduct business from their administrative headquarters at 120 Passaic Avenue in Fairfield, New Jersey and 27 branch offices located in Bergen, Essex, Hudson, Middlesex, Morris, Ocean, Passaic and Union Counties, New Jersey. Seven of our offices are leased with remaining terms between one and 18 years. At June 30, 2010, our net investment in property and equipment totaled $35.0 million. The following table sets forth certain information relating to our properties as of June 30, 2010. The net book values reported include our investment in land, building and/or leasehold improvements by property location

Office Location	Year Opened	Net Book Value as of June 30, 2010 (In Thousands)	Square Footage	Owned/ Leased
Executive Office: 120 Passaic Avenue Fairfield, New Jersey	2004	$11,307	53,000	Owned
Main Office: 614 Kearny Avenue Kearny, New Jersey	1928	921	6,764	Owned
Branches: 425 Route 9 & Ocean Gate Drive Bayville, New Jersey	1973	15	3,500	Leased
417 Bloomfield Avenue Caldwell, New Jersey	1968	343	4,400	Owned
20 Willow Street East Rutherford, New Jersey	1969	53	3,100	Owned
534 Harrison Avenue Harrison, New Jersey	1995	612	3,000	Owned
1353 Ringwood Avenue Haskell, New Jersey	1996	—	2,500	Leased
718B Buckingham Drive Lakewood, New Jersey	2008	42	2,800	Leased
630 North Main Street Lanoka Harbor, New Jersey	2005	2,134	3,200	Owned
307 Stuyvesant Avenue Lyndhurst, New Jersey	1970	220	3,338	Owned

Office Location	Year Opened	Net Book Value as of June 30, 2010 (In Thousands)	Square Footage	Owned/ Leased
270 Ryders Lane Milltown, New Jersey	1989	$3	3,600	Leased
339 Main Road Montville, New Jersey	1996	—	1,850	Leased
119 Paris Avenue Northvale, New Jersey	1965	278	1,750	Owned
80 Ridge Road North Arlington, New Jersey	1952	121	3,500	Owned
510 State Highway 34 Old Bridge Township, New Jersey	2002	951	2,400	Owned
207 Old Tappan Road Old Tappan, New Jersey	1973	765	2,160	Owned
267 Changebridge Road Pine Brook, New Jersey	1974	181	3,600	Owned
917 Route 23 South Pompton Plains, New Jersey	2009	1,557	2,400	Owned
653 Westwood Avenue River Vale, New Jersey	1965	790	1,600	Owned
252 Park Avenue Rutherford, New Jersey	1974	1,624	1,984	Owned
520 Main Street Spotswood, New Jersey	1979	309	2,400	Owned
130 Mountain Avenue Springfield, New Jersey	1991	1,320	6,480	Owned
827 Fischer Boulevard Toms River, New Jersey	1996	654	3,500	Owned
2100 Hooper Avenue Toms River, New Jersey	2008	95	2,000	Leased
487 Pleasant Valley Way West Orange, New Jersey	1971	124	3,000	Owned
216 Main Street West Orange, New Jersey	1975	136	2,400	Owned
250 Valley Boulevard Wood-Ridge, New Jersey	1957	1,622	9,500	Owned
661 Wyckoff Avenue Wyckoff, New Jersey	2002	2,481	6,300	Owned

Item 3. Legal Proceedings

The Bank, from time to time, is a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. There were no lawsuits pending or known to be contemplated against the Company or the Bank at June 30, 2010 that would be expected to have a material effect on operations or income.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information. The Company's common stock trades on The NASDAQ Global Select Market under the symbol "KRNY". The table below shows the reported high and low closing prices of the common stock and dividends paid per public share for each quarter during the last two fiscal years.

	High	Low	Dividends
Fiscal Year 2010			
Quarter ended September 30, 2009	**$ 11.74**	**$ 10.37**	**$ 0.05**
Quarter ended December 31, 2009	**$ 10.47**	**$ 9.54**	**$ 0.05**
Quarter ended March 31, 2010	**$ 10.56**	**$ 9.50**	**$ 0.05**
Quarter ended June 30, 2010	**$ 10.77**	**$ 8.42**	**$ 0.05**
Fiscal Year 2009			
Quarter ended September 30, 2008	$ 13.95	$ 10.78	$ 0.05
Quarter ended December 31, 2008	$ 12.86	$ 10.69	$ 0.05
Quarter ended March 31, 2009	$ 12.80	$ 7.80	$ 0.05
Quarter ended June 30, 2009	$ 12.22	$ 10.28	$ 0.05

Declarations of dividends by the Board of Directors depend on a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions. The timing, frequency and amount of dividends are determined by the Board.

The Company's ability to pay dividends may also depend on the receipt of dividends from the Bank, which is subject to a variety of limitations under the regulations of the OTS on the payment of dividends.

As of September 3, 2009 there were 4,108 registered holders of record of the Company's common stock, plus approximately 2,702 beneficial (street name) owners.

(b) Use of Proceeds. Not applicable.

(c) **Issuer Purchases of Equity Securities.** Set forth below is information regarding the Company's stock repurchases during the fourth quarter of the fiscal year ended June 30, 2010.

	Issuer Purchases of Equity Securities			
	Total Number of Shares (or Units) purchased	**Average Price Paid Per Share (or Unit)**	**Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs ***	**Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs**
April 1 – April 30, 2010	13,200	$ 10.39	13,200	118,923
May 1 – May 31, 2010	118,923	10.15	118,923	-
June 1 – June 30, 2010	362,100	9.07	362,100	527,406
Total	494,223	$ 9.37	494,223	527,406

* On May 26, 2010, the Company announced the authorization of a fifth stock repurchase program for up to 889,506 shares or 5% of shares outstanding.

Stock Performance Graph. Set forth on Page 59 is a stock performance graph comparing the cumulative total shareholder return on the Company's common stock with (a) the cumulative total shareholder return on stocks included in the NASDAQ Composite Index, (b) the cumulative total shareholder return on stocks included in the SNL Thrift $1 Billion - $5 Billion Index and (c) the cumulative total shareholder return on stocks included in the SNL Thrift MHC Index, in each case assuming an investment of $100.00 as of June 30, 2005. The cumulative total returns for the indices and the Company are computed assuming the reinvestment of dividends that were paid during the period. It is assumed that the investment in the Company's common stock was made at the initial public offering price of $10.00 per share.


Total Return Performance
150
125
100
75
50
25
Index Value
Kearny Financial Corp.
NASDAQ Composite
SNL Thrift $1B - $5B Index
SNL Thrift MHC Index
06/30/05
06/30/06
06/30/07
06/30/08
06/30/09
06/30/10

Index	6/30/05	6/30/06	6/30/07	6/30/08	6/30/09	6/30/10
Kearny Financial Corp.	$100	$127	$118	$ 97	$104	$ 85
NASDAQ Composite	100	106	127	111	89	103
SNL Thrift $1 B - $5 B Index	100	108	105	80	66	65
SNL Thrift MHC Index	100	116	133	124	112	123

The NASDAQ Composite Index measures all NASDAQ domestic and international based common type stocks listed on The NASDAQ Stock Market. The SNL indices were prepared by SNL Financial LC, Charlottesville, Virginia. The SNL Thrift $1 Billion - $5 Billion Index includes all thrift institutions with total assets between $1.0 billion and $5.0 billion. The SNL Thrift MHC Index includes all publicly traded mutual holding companies.

There can be no assurance that the Company's future stock performance will be the same or similar to the historical stock performance shown in the graph above. The Company neither makes nor endorses any predictions as to stock performance.

Item 6. Selected Financial Data

The following financial information and other data in this section are derived from the Company's audited consolidated financial statements and should be read together therewith.

	At June 30,				
	2010	2009	2008	2007	2006
			(In Thousands)		
Balance Sheet Data:					
Assets	**$2,339,813**	$2,124,921	$2,083,039	$1,917,253	$1,991,773
Net loans receivable	**1,005,152**	1,039,413	1,021,686	860,493	703,613
Mortgage-backed securities available for sale	**703,455**	683,785	726,023	643,779	670,329
Mortgage-backed securities held to maturity	**1,700**	4,321	—	—	—
Securities available for sale	**29,497**	28,027	38,183	88,869	222,793
Securities held to maturity	**255,000**	—	—	—	—
Cash and cash equivalents	**181,422**	211,525	131,723	163,341	230,279
Goodwill	**82,263**	82,263	82,263	82,263	82,263
Deposits	**1,623,562**	1,421,201	1,379,032	1,411,713	1,443,738
Federal Home Loan Bank advances	**210,000**	210,000	218,000	28,488	61,105
Total stockholders' equity	**485,926**	476,720	471,371	462,592	475,134

	For the Years Ended June 30,				
	2010	2009	2008	2007	2006
	(In Thousands, Except Percentage and Per Share Amounts)				
Summary of Operations:					
Interest income	**$ 93,108**	$ 97,908	$ 97,367	$ 95,561	$ 89,323
Interest expense	**36,321**	44,200	50,528	50,468	38,645
Net interest income	**56,787**	53,708	46,839	45,093	50,678
Provision for loan losses	**2,616**	317	94	571	72
Net interest income after provision for loan losses	**54,171**	53,391	46,745	44,522	50,606
Non-interest income, excluding (loss) gain on securities	**2,395**	2,648	2,708	2,434	2,302
Non-interest income from (loss) gain on sale of securities	**509**	(415)	—	55	1,023
Loss on impairment of securities	**(206)**	(714)	(659)	—	—
Non-interest expenses	**45,094**	43,922	40,939	44,856	42,046
Income before income taxes	**11,775**	10,988	7,855	2,155	11,885
Provisions for income taxes	**4,963**	4,597	1,951	221	2,277
Net income	**$ 6,812**	$ 6,391	$ 5,904	$ 1,934	$ 9,608
Share and Per Share Data:					
Net income per share – basic	**$ 0.10**	$ 0.09	$ 0.08	$ 0.03	$ 0.13
Net income per share – diluted	**$ 0.10**	$ 0.09	$ 0.08	$ 0.03	$ 0.13
Weighted average number of common shares outstanding – basic	**67,920**	68,710	69,522	70,417	71,715
Weighted average number of common shares outstanding – diluted	**67,920**	68,710	69,522	70,417	71,715
Cash dividends per share [1]	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.19
Dividend payout ratio [2]	**53.7%**	54.9%	62.5%	192.6%	49.3%

	At or For the Years Ended June 30,				
	2010	**2009**	**2008**	**2007**	**2006**
Performance Ratios:					
Return on average assets (net income divided by average total assets)	**0.31%**	0.31%	0.29%	0.10%	0.47%
Return on average equity (net income divided by average equity)	**1.42**	1.35	1.26	0.41	1.94
Net interest rate spread	**2.45**	2.25	1.81	1.70	2.10
Net interest margin	**2.83**	2.81	2.54	2.43	2.67
Average interest-earning assets to average interest-bearing liabilities	**120.88**	124.16	126.49	126.82	127.82
Efficiency ratio (non-interest expense divided by the sum of net interest income and non-interest income)	**75.81**	79.53	83.74	94.27	77.86
Non-interest expense to average assets	**2.04**	2.11	2.04	2.23	2.05
Asset Quality Ratios:					
Non-performing loans to total loans	**2.13**	1.26	0.15	0.17	0.13
Non-performing assets to total assets	**0.93**	0.62	0.08	0.08	0.05
Net charge-offs to average loans outstanding	**0.05**	0.00	0.00	0.00	0.01
Allowance for loan losses to total loans	**0.84**	0.62	0.59	0.70	0.77
Allowance for loan losses to non-performing loans	**39.70**	48.92	388.05	406.25	578.66
Capital Ratios:					
Average equity to average assets	**21.66**	22.73	23.41	23.56	24.16
Equity to assets at period end	**20.77**	22.43	22.63	24.13	23.85
Tangible equity to tangible assets at period end	**17.36**	18.98	19.51	21.10	21.19

(1) Excludes dividends waived by Kearny MHC.

(2) Represents cash dividends paid divided by net income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

This discussion and analysis reflects Kearny Financial Corp.'s consolidated financial statements and other relevant statistical data. We include it to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Kearny Financial Corp.'s consolidated financial statements and notes thereto contained in this Annual Report on Form 10-K and the other statistical data provided herein.

Overview

Financial Condition. Total assets increased $214.9 million to $2.34 billion at June 30, 2010 from $2.12 billion at June 30, 2009. The increase was due primarily to increases in mortgage-backed and non-mortgage-backed securities partially offset by decreases in cash and cash equivalents and net loans receivable.

In general, it remains the long term goal of our business plan change the Bank's balance sheet to reflect a greater percentage of earnings assets in the loan portfolio while, in turn, reducing the relative size of the securities portfolio. Within the loan portfolio, the Company's business plan continues to call for increased origination of commercial loans with an emphasis on commercial mortgages including multi-family and nonresidential mortgage loans.

The lending environment during fiscal 2010, however, continued to reflect the challenging economic environment resulting from the fiscal crisis of 2008-2009. Those challenges include declining real estate values coupled with increased unemployment which, together, have significantly reduced demand for new loan originations by qualified borrowers. Consequently, the loan portfolio declined on both a dollar and percentage of assets basis during the current fiscal year. At June 30, 2010, net loans receivable comprised 43.0% of total assets compared to 48.9% at June 30, 2009. Year-over-year, net loans receivable decreased $34.3 million, or 3.3%. Within the loan portfolio, however, commercial mortgages grew $5.6 million to $203.0 million while one-to-four family mortgage loans, including first mortgages and home equity loans and lines of credit, declined $38.0 million to $776.8 million.

In contrast, investment securities, including mortgage-backed and non-mortgage-backed securities, comprised 42.3% of total assets at June 30, 2010 compared to 33.7% at June 30, 2009. Year over year, investment securities increased $273.5 million, or 38.2%. Generally, the cash flows from net loan repayments were used to fund a portion of the growth in investment securities during fiscal 2010. Additional funding for the growth in investment securities was also provided by the reinvestment of a portion of the Company's cash and cash equivalents which declined $30.1 million from June 30, 2009 to June 30, 2010. A majority of the growth in investment securities during fiscal 2010, however, was funded through deposit growth.

At June 30, 2010, our total deposits were $1.62 billion compared to $1.42 billion at June 30, 2009. Year-over-year, certificates of deposit and non-maturity deposits increased $74.8 million and $127.6 million, respectively. The growth in deposits continued despite the Bank continuing to reduce its deposit offering rates on most products reflecting, in part, consumer demand for the safety of FDIC-insured accounts versus noninsured investment alternatives. The growth in non-maturity deposits also reflected the Bank's promotion of its "High Yield Checking" product which is primarily designed to attract core deposits in the form of customers' primary checking accounts through interest rate and fee reimbursement incentives to qualifying customers.

The balance of FHLB of New York borrowings was unchanged at $210.0 million at June 30, 2010 from June 30, 2009. Due to continuing deposit inflows and flagging loan demand, there was no need for additional borrowing during fiscal 2010.

Stockholders' equity increased $9.2 million to $485.9 million at June 30, 2010 from $476.7 million at June 30, 2009. The increase reflected was partly attributable to an increase in accumulated other comprehensive income, net of income taxes, due to mark-to-market adjustments to the available for sale non-mortgage-backed securities and mortgage-backed securities portfolios and benefit plan adjustments. The increase in stockholders' equity also reflected increases in paid-in-capital relating to the offsets of stock benefit plan expense during the year as well as the net increase retained earnings resulting from the Company's net income for fiscal 2010, net of dividends paid to shareholders. Partially offsetting these increases was the Company's share repurchase activity which resulted in an increase of $8.8 million in Treasury stock during fiscal 2010.

Results of Operations. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. It is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our results of operations are also affected by our provision for loan losses, non-interest income and non-interest expense.

Net income for the fiscal year ended June 30, 2010 was $6.8 million, or $0.10 per diluted share; an increase of $421,000 from $6.4 million, or $0.09 per diluted share for the fiscal year ended June 30, 2009. The increase in net income year-over-year resulted primarily from increases in net interest income and non-interest income, partially offset by increases in non-interest expense, income taxes and the provision for loan losses.

Our net interest income increased $3.1 million to $56.8 million for the fiscal year ended June 30, 2010 from $53.7 million for the fiscal year ended June 30, 2009. The net interest rate spread increased to 2.45% for fiscal 2010 from 2.25% for fiscal 2009 as the cost of average interest-bearing liabilities fell to 2.19% from 2.87% while the yield on average interest-earning assets decreased to 4.64% from 5.12%. Total interest income decreased to $93.1 million during the fiscal year ended June 30, 2010 from $97.9 million during the fiscal year ended June 30, 2009 due to a decrease in the average yield on interest-earning assets, partially offset by an increase in their average balance. Total interest expense decreased to $36.3 million from $44.2 million for those same comparative periods due to a decrease in the average cost of interest-bearing liabilities that was partially offset by an increase in their average balance.

The provision for loan losses increased $2.3 million to $2.6 million for fiscal 2010 compared to $317,000 for fiscal 2009. The net increase in the provision primarily reflected the need to establish a comparatively greater level of specific valuation allowances on impaired loans during the current year. The provision also reflected changes to the allowance for loan losses attributable to the historical and environmental loss factors applied to the remaining balance of non-impaired loans whose aggregate balances declined during fiscal 2010.

Non-interest income, excluding sale gains and losses and impairments of securities, decreased $253,000 to $2.4 million during the fiscal year ended June 30, 2010 compared to $2.6 million during the fiscal year ended June 30, 2009. The decline was primarily due to a decrease in miscellaneous income attributable, in part, to income recognized during fiscal 2009 attributable to the sale of a branch for which no such income was recorded during fiscal 2010. The Company also recognized REO operations expense in fiscal 2010 for which no such expense was recorded during fiscal 2009.

The increase in non-interest income also reflected net improvements in income totaling $1.4 million associated with investment security-related activities. Specifically, the Company recorded net security sale gains of $509,000 for fiscal 2010 compared with net sale losses of $415,000 during fiscal 2009 while other-than-temporary impairment recognized in earnings totaled $206,000 during fiscal 2010 compared to $714,000 for fiscal 2009.

Non-interest expense increased $1.2 million to $45.1 million for the fiscal year ended June 30, 2009 from $43.9 million for the fiscal year ended June 30, 2009. The increase in non-interest expense resulted primarily from increases in salaries and employee benefits expense that were partially offset by declines in deposit insurance expense and other miscellaneous expenses. The increase in non-interest expense also reflected merger-related costs recorded during fiscal 2010 for which no such expenses were recognized during fiscal 2009. Such expenses were attributable to the Company's proposed acquisition of Central Jersey Bancorp announced on May 25, 2010.

The combined effects of these factors resulted in comparatively greater pre-tax net income during fiscal 2010 compared with fiscal 2009 resulting in a comparative increase in income tax expense during the more recent period.

Business Strategy. The general goals of the Company's current business plan are to profitably deploy capital and enhance earnings through a variety of balance sheet growth and diversification strategies through which the Company intends to evolve from a traditional thrift business model toward that of a full service, community bank. The key strategies of the Company's business plan and its performance in relation to those strategies during fiscal 2010 are noted below:

- **Increasing the volume of loan originations and the size of the Company's loan portfolio relative to its securities portfolio;**

  From June 30, 2006 to June 30, 2009, the Company had reported consistent annual growth in its overall loan portfolio which increased from $708.0 million to $1.04 billion between those periods. As noted earlier, the severe economic challenges currently facing our regional and national economy presented significant headwinds which adversely impacted our ability to carry the continuing achievement of the first strategic goal throughout fiscal 2010. As such, the Company's loan portfolio declined to $1.01 billion at June 30, 2010. Subject to economic conditions in the coming year, it remains the Company's goal to return to the trend of growth in the loan portfolio funded, in part, by net principal reductions of investment securities during fiscal 2011.

- **Increasing the origination of commercial loans, including commercial mortgages and commercial business loans, with an emphasis on multi-family and nonresidential mortgage loans;**

  Despite the challenging economic environment during fiscal 2010, the Company continued its consistent annual growth in the commercial mortgage loan portfolio which increased to $203.0 million at June 30, 2010 from $197.4 million at June 30, 2009 and $107.1 million at June 30, 2006. The balance of commercial business loans declined nominally to $14.4 million at June 30, 2010 from $14.8 million at June 30, 2009 after growing to that level from $3.2 million at June 30, 2006. To support the continued achievement of the goals associated with this strategy, the Bank hired two commercial lenders and two commercial credit analysts during fiscal 2010 and continues to actively seek additional lenders to augment its commercial loan staff. Subject to economic conditions in the coming year, it remains the Company's goal to return to the trend of commercial loan growth during fiscal 2011.

- **Maintaining high asset quality.**

The Company continues to maintain a strong level of asset quality to complement the execution of the loan-related strategies noted above. At June 30, 2010, nonperforming assets, including accruing loans over 90 days past due, nonaccrual loans and repossessed assets, comprised 0.93% of the Company's total assets. The Company's comparable nonperforming asset ratio as of June 30, 2009 was 0.62% indicating a modest increase in nonperforming assets from year to year. The level of increase in nonperforming assets largely reflects the deterioration of the regional and local economies that has resulted in increased levels of unemployment and declines in real estate values. Despite a modest increase in its nonperforming assets, the relative strength of the Company's asset quality is supported by a comparison of its nonperforming asset ratio to that of its peers. Based upon information published by the OTS in the Uniform Thrift Performance Report ("UTPR") for the quarter ended June 30, 2010, the median nonperforming asset ratio for thrift institutions in the northeast region with total assets ranging from $1 billion to $5 billion was 2.03% indicating that the Company's level of nonperforming assets is significantly less than that of its peers at June 30, 2010.

As noted earlier, the increase in the Company's nonperforming assets is disproportionately attributable to loans and participations acquired from external sources. For example, $12.3 million or 57.1% of the Company's nonperforming loans at June 30, 2010 represent loans originally purchased from Countrywide which are now serviced by Bank of America. An additional $1.7 million or 8.1% of nonperforming loans represent participations originally acquired through TICIC. The remaining $7.5 million or 34.8% of nonperforming loans, representing 0.32% of total assets, comprise internally originated loans that are nonperforming at June 30, 2010. The loan-related strategies noted above emphasize growth of internally originated and underwritten loans. Based upon the information above, such loans have historically demonstrated a level of resiliency against credit deterioration that has compared favorably to the Company's externally originated loan portfolios and the loan portfolios of its peers as defined above.

- **Building the Company's core banking business through internal growth and de novo branching**

During the first quarter of fiscal 2010, the Bank opened a full service branch location in Pequannock Township, NJ. This de novo branch represented the Bank's 27th full service branch location. By June 30, 2010, the Pequannock branch had grown to $27.7 million in total deposits. Deposits at the Bank's remaining 26 branches grew by a total of $174.7 million or 12.2% for the year ended June 30, 2010. In total, deposits grew $202.4 million or 14.2% for the year ended June 30, 2010. Of that growth, $127.6 million or 63.0% was attributed to nonmaturity deposits while the remaining $74.8 million or 37.0% was attributable to growth in certificates of deposit.

- **Actively seeking out franchise expansion opportunities such as the acquisition of other financial institutions or branches;**

As a complement to the organic growth strategies noted above, the Company actively seeks out opportunities to deploy capital, diversify its balance sheet mix and enhance earnings through mergers and acquisitions with other institutions. Toward that end, the Company announced its proposed acquisition of Central Jersey Bancorp on May 25, 2010. The transaction, which is expected to close during the second fiscal quarter ending December 31, 2010, will add 13 retail branches in Monmouth and Ocean Counties to the Bank's existing branch network while greatly enhancing the Bank's commercial lending and business development resources.

Based upon the most recent quarterly reports filed with the SEC on Form 10-Q, Central Jersey Bancorp reported nonperforming assets totaling $9.8 million or 1.7% of total assets at June 30, 2010 with such balances increasing by $77,000 from $9.7 million at the close of their fiscal year ended December 31, 2009. In relation to the Company's level of nonperforming assets at June 30, 2010, the acquisition of Central Jersey Bancorp is expected to modestly increase its level of nonperforming assets on both a dollar and percentage of assets basis. However, the combined company's pro forma nonperforming asset ratio as of June 30, 2010 remains well below that reported by the OTS for the northeast regional peer group via the UPTR noted earlier.

- **Develop and promote consumer and business-oriented products and services designed to emphasize growth in core deposits and multiple account relationships.**

  During the latter half of fiscal 2010, the Bank launched its "High Yield Checking" product which is primarily designed to attract core deposits in the form of customers' primary checking accounts through the payment of interest rate and fee incentives to qualifying customers. Qualification is based upon the required performance of certain electronic transaction and internet-based account management activities which promote use of such accounts as a consumer's primary checking account. The acquisition of consumers' primary checking accounts and requisite use of the companion internet-banking services are expected to provide opportunities for the Bank to promote additional products and services to its customers.

  Through the proposed acquisition of Central Jersey Bank noted above, the Bank is expecting to broaden its menu of business-related products and services providing an opportunity to expand its business banking relationships throughout the combined institution.

Critical Accounting Policies

Our accounting policies are integral to understanding the results reported. We describe them in detail in Note 1 to the Company's consolidated financial statements beginning on Page F-10 of this document. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the evaluation of securities impairment and the impairment testing of goodwill.

Allowance for Loan Losses. The allowance for loan losses is a valuation account that reflects the Company's estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the

Company's loan review system. The Company charges losses on loans against the allowance as such losses are actually incurred. Recoveries on loans previously charged-off are added back to the allowance.

As described in greater detail in the notes to consolidated financial statements, the Company's allowance for loan loss calculation methodology utilizes a "two-tier" loss measurement process that is performed quarterly. Through the first tier of the process, the Company first identifies the loans that must be reviewed individually for impairment. Such loans generally represent the Company's larger and/or more complex loans including commercial mortgage loans, but may also include certain individual one-to-four family mortgage loans, home equity loans and home equity lines of credit. A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management measures the amount of the estimated impairment associated with that loan which is generally defined as the amount by which the carrying value of a loan exceeds its fair value. The Company establishes specific valuation allowances for loan impairments in the fiscal period during which they are identified.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise individually reviewed for impairment. Such loans generally comprise large groups of smaller-balance homogeneous loans, such as one-to-four family mortgage loans, home equity loans and lines of credit and consumer loans, but also include the remaining non-impaired loans of the larger and/or more complex types that were not individually reviewed for impairment.

Valuation allowances established in accordance with the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company's loan portfolio. To calculate its historical loss factors, the Company's allowance for loan loss methodology generally utilizes a 24 month moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. The outstanding principal balance of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company's historical loss experience.

Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in delinquencies and non-accrual loans; the effects of changes in credit policy; the experience, ability and depth of the lending function's management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. The outstanding principal balance of each loan segment is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

The sum of the probable and estimable loan losses calculated in accordance with loss measurement processes, as described above, represents the total targeted balance for the Company's allowance for loan losses at the end of a fiscal period. A more detailed discussion of the Company's allowance for loan loss calculation methodology is presented in Note 1 of the Company's consolidated financial statements.

Impairment Testing of Goodwill. We record goodwill, representing the excess of amounts paid over the fair value of net assets of the institutions acquired in purchase transactions, at its fair value at the date of acquisition. Through June 30, 2002, we amortized goodwill using the straight-line method over 15 years. Effective July 1, 2002, we adopted the FASB's revised account guidance applicable to the accounting and impairment testing of goodwill. Goodwill is tested and deemed impaired when the carrying value of goodwill exceeds its implied fair value. Goodwill was most recently tested as of May

31, 2010, at which time no impairment was indicated. At June 30, 2010, we reported goodwill of $82.3 million. The value of the goodwill can change in the future. We expect the value of the goodwill to decrease if there is a significant decrease in the franchise value of the Bank. If an impairment loss is determined in the future, we will reflect the loss as an expense for the period in which the impairment is determined, leading to a reduction of our net income for that period by the amount of the impairment loss.

Other-than-Temporary Impairment of Securities. If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are "temporary" or "other-than-temporary" in accordance with applicable accounting guidance.

The Company accounts for temporary impairments based upon their classification as either available for sale, held to maturity or managed within a trading portfolio. Temporary impairments on "available for sale" securities are recognized, on a tax-effected basis, through accumulated other comprehensive income with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, the Company does not adjust the carrying value of "held to maturity" securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is generally disclosed in periodic financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, the Company maintained no securities in trading portfolios at or during the periods presented in these financial statements.

The Company accounts for other-than-temporary impairments ("OTTI") based upon several considerations. First, OTTI on securities that the Company has decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of their fair value to a level equal to or exceeding their amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of the securities' sale is applicable, then the OTTI is bifurcated into credit-related and noncredit-related components. A credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related, OTTI in earnings. However, noncredit-related, other-than-temporary impairments on debt securities are recognized in accumulated other comprehensive income.

Comparison of Financial Condition at June 30, 2010 and June 30, 2009

General. Total assets increased $214.9 million to $2.34 billion at June 30, 2010, from $2.12 billion at June 30, 2009. The increase in total assets was due primarily to increases in mortgage-backed and non-mortgage-backed securities partially offset by decreases in cash and cash equivalents and net loans receivable. The overall increase in total assets was complemented by growth in deposits and an increase in stockholders' equity.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-earning and noninterest-earning deposits in other banks, decreased $30.1 million to $181.4 million at June 30, 2010 from $211.5 million at June 30, 2009. The decline in short term, liquid assets was largely attributable to the continued reinvestment of a portion of the Company's excess liquidity into investment securities. Such excess liquidity has generally resulted from the combined effects of deposit growth coupled with net reductions in the loan portfolio as repayments outpaced new loan originations and purchases.

In accordance with the overall goals of its strategic business plan, the Company had deferred the reinvestment of a portion of incoming cash flows during fiscal 2010 resulting in comparatively higher average balances of short term, liquid assets held as a funding source for future loan originations. While the long term strategic goal remains in place, the Company's loan origination volume generally declined during fiscal 2010 compared to the prior year due, in part, to the significant economic challenges and declining real estate values that characterize the current lending marketplace. As a result, the Company continues to face the risk to near term earnings resulting from maintaining comparatively higher average balances of cash and cash equivalents whose yields reflect historically low short-term market interest rates.

In recognition of the growing opportunity cost to near term earnings resulting from the accumulation of short term, liquid assets, a portion of the Company's excess liquidity was reinvested into investment securities during the year ended June 30, 2010.

At June 30, 2010, the balance of interest-bearing deposits primarily included funds on deposit with a money center bank and the FHLB of New York. Management routinely transfers funds between the two depository institutions to maximize the return on the funds, with the former pricing off of 30-day Libor and the latter off of the federal funds rate.

Securities Available for Sale. Non-mortgage-backed securities classified as available for sale increased by $1.5 million to $29.5 million at June 30, 2010 from $28.0 million at June 30, 2009. The increase in the portfolio was attributable to an increase in the fair value of the portfolio partially offset by principal repayments. At June 30, 2010, the available for sale non-mortgage-backed securities portfolio consisted of $3.9 million of SBA pass-through certificates, $19.0 million of municipal bonds and $6.6 million of single issuer trust preferred securities with amortized costs of $4.0 million, $18.1 million and $8.9 million, respectively. The net unrealized loss for this portfolio was reduced to $1.5 million at June 30, 2010 from $3.6 million as of June 30, 2009. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio at June 30, 2010. (For additional information refer to Note 4 and Note 6 to consolidated financial statements.)

Securities Held to Maturity. Non-mortgage-backed securities classified as held to maturity increased to $255.0 million at June 30, 2010 from $-0- at June 30, 2009 resulting from the Company's purchase of fixed rate, callable agency debentures during fiscal 2010. As of June 30, 2010, a total of $200.0 million of these debentures have remaining terms to maturity of five years or less while securities having total balances of $40.0 million and $15.0 million have remaining terms to maturity of five to ten years and greater than ten years, respectively. The purchase of these securities deployed a portion of the Company's excess liquidity that had accumulated for the reasons noted earlier.

Loans Receivable. Loans receivable, net of unamortized premiums, deferred costs and the allowance for loan losses, decreased $34.3 million to $1.01 billion at June 30, 2010 from $1.04 billion at June 30, 2009. The decrease in net loans receivable was primarily attributable to net decreases in the balances of residential mortgage loans which were partially offset by net increases in the balance of commercial mortgage loans and the funded portion of construction loans.

Residential mortgage loans, in aggregate, decreased by $38.0 million to $776.8 million at June 30, 2010 from $814.8 million at June 30, 2009. The components of the aggregate decrease included a net reduction in the balance of one-to-four family first mortgage loans of $25.5 million to $663.9 million at June 30, 2010 coupled with net declines in the balance of home equity loans and home equity lines of credit of $11.7 million and $796,000, respectively, whose ending balances at June 30, 2010 were $101.7 million and $11.3 million, respectively. The reduction in the balance of residential mortgage loans reflects management's continued adherence to its disciplined pricing policy coupled with the effects of diminished loan demand in the marketplace arising from challenging economic conditions and declining real estate values which have adversely impacted residential real estate purchase and refinancing activity.

In total, residential mortgage loan origination volume for the year ended June 30, 2010 was $132.7 million. Loan volume for fiscal 2010 reflected originations of one-to-four family first mortgage loans totaling $102.1 million, of which $28.3 million, $13.5 million, $27.1 million and $33.3 million were originated during the four quarters ended September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010, respectively. Aggregate originations of home equity loans and home equity lines of credit for fiscal 2010 totaled $30.6 million, of which $11.6 million, $8.1 million, $4.9 million and $6.0 million, were originated during the same comparative linked quarters, respectively.

Commercial loans, in aggregate, increased by $5.2 million to $217.4 million at June 30, 2010 from $212.2 million at June 30, 2009. The components of the aggregate increase included growth in nonresidential mortgage loans of $6.1 million partially offset by nominal decreases in the balance of multi-family mortgage loans and business loans of $460,000 and $460,000, respectively. The ending balances of nonresidential mortgage loans, multifamily loans and commercial business loans at June 30, 2010 were $177.9 million, $25.1 million and $14.4 million, respectively. The overall growth in commercial loans reflects the Company's long-term expanded strategic emphasis in commercial lending coupled with a continuing favorable pricing environment for these loans. In total, commercial loan origination volume for fiscal 2010 was $34.5 million. Loan volume for fiscal 2010 reflected originations of multi-family and nonresidential real estate mortgage loans totaling $31.0 million, of which $13.7 million, $7.5 million, $9.3 million and $532,000 were originated during the quarters ended September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010, respectively. Aggregate originations of commercial business loans for fiscal 2010 totaled $3.5 million, of which $1.2 million, $324,000, $532,000 and $1.4 million were originated during the same comparative linked quarters, respectively.

The outstanding balance of construction loans, net of loans-in-process, increased by $1.3 million to $14.7 million at June 30, 2010. The net increase in construction loans resulted from additional disbursements on construction loans less repayments on such loans. Construction loan disbursements for the year ended June 30, 2010 totaled $7.1 million, of which $4.1 million, $1.5 million, $881,000 and $650,000 were funded during the quarters ended September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010, respectively.

Finally, other loans, primarily comprising account loans and deposit account overdraft lines of credit, decreased $258,000 to $4.2 million at June 30, 2010. Other loan originations for the year ended June 30, 2010 totaled approximately $1.3 million, of which $374,000, $346,000, $302,000 and $290,000 were originated during the quarters ended September 30, 2009, December 31, 2009, March 31, 2010, and June 30, 2010, respectively.

The balance of the allowance for loan losses increased by $2.1 million to $8.6 million or 0.84% of total loans at June 30, 2010 from $6.4 million or 0.62% of total loans at June 30, 2009. As of those same dates, nonperforming loans increased $8.4 million to $21.6 million or 2.13% of total loans from $13.2 million or 1.26% of total loans.

The increase in nonperforming loans included an increase in the balance of loans 90 days or more past due and still accruing of $7.3 million to $12.3 million at June 30, 2010 from $5.0 million at June 30, 2009. For those same comparative dates, the corresponding number of loans 90 days or more past due and still accruing increased by 16 to 28 loans from 12 loans.

Loans reported as 90 days or more past due and still accruing at June 30, 2010 include 27 residential mortgage loans secured by New Jersey properties with aggregate outstanding balances totaling $11.7 million as of that date. These loans were originally purchased from Countrywide Home Loans, Inc. ("Countrywide") and continue to be serviced by their acquirer, Bank of America through its subsidiary, BAC Home Loans Servicing, LP. In accordance with our agreement, the servicer advances scheduled principal and interest payments to the Bank when such payments are not made by the borrower. The timely receipt of principal and interest from the servicer ensures the continued accrual status of the Bank's loan. However, the delinquency status reported for these nonperforming loans reflects the borrower's actual delinquency irrespective of the Bank's receipt of advances which will be recouped by the servicer from the Bank in the event the borrower does not reinstate the loan. Based upon updated collateral valuations, the Bank has established specific valuation allowances totaling $2.4 million for the identified impairment attributable to 22 of these 27 loans at June 30, 2010. The remaining five nonperforming Countrywide loans reported as 90 days or more past due and still accruing are in various stages of collection, workout or foreclosure with no estimated impairments requiring specific valuation allowances based upon the Company's evaluation at June 30, 2010. As of that same date, the Bank owned a total of 170 residential mortgage loans with an aggregate outstanding balance of $84.9 million that were originally acquired from Countrywide. Of these loans, an additional 11 loans totaling $4.2 million are 30-89 days past due and are in various stages of collection.

The net increase in nonperforming loans also included a $1.1 million increase in the balance of nonaccrual loans to $9.2 million at June 30, 2010 from $8.1 million at June 30, 2009. For those same comparative dates, the corresponding number of nonaccrual loans increased to 26 loans from 21 loans. Nonaccrual loans at June 30, 2010 include 11 residential mortgage loans totaling $2.1 million, three construction loans totaling $468,000, five multi-family loans totaling $1.6 million, two nonresidential mortgage loans totaling $2.7 million, three secured business loans totaling $2.3 million and two consumer loans totaling $1,400.

As of June 30, 2010, the Company has established specific valuation allowances totaling $1.7 million in the full amount of the outstanding balances of four of the five nonaccrual multifamily mortgage loans and one of the three nonaccrual construction loans. These five loans represent nonperforming participations acquired through the Thrift Institutions Community Investment Corporation ("TICIC"), a subsidiary of the New Jersey Bankers Association. As of that same date, the Company has established a specific valuation allowance of approximately $4,800 against the entire balance of one secured business loan totaling that was reported as nonaccrual at June 30, 2010. The remaining 20 nonaccrual loans totaling $7.6 million are in various stages of collection, workout or foreclosure with no estimated losses requiring specific valuation allowances based upon the Company's evaluation at June 30, 2010.

In addition to the loans noted above, the Company has established an additional specific valuation allowance of approximately $220,000 attributable to one impaired multifamily loans with an outstanding principal balances of $2.5 million. While not nonperforming at June 30, 2010, the loan is adversely classified with an impairment identified in the amount of the specific valuation allowance noted.

Mortgage-backed Securities Available for Sale. Mortgage-backed securities available for sale, all of which are agency pass-through securities, increased $19.7 million to $703.5 million at June 30, 2010 from $683.8 million at June 30, 2009. The net increase reflected purchases of approximately $224.6 million of fixed rate, agency mortgage-backed securities and an increase in the unrealized gain on the securities of $11.4 million. These increases were partially offset by the sale of securities with book values of $32.7 million with the remaining $182.1 million decrease primarily attributable to cash repayment of principal net of discount accretion and premium amortization. The net unrealized gain for this portfolio was $30.0 million as of June 30, 2010. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio at June 30, 2010. The purchases of the mortgage-backed securities during the year ended June 30, 2010 included approximately $24.1 million of issues eligible to meet the Community Reinvestment Act investment test during the reporting period. (For additional information refer to Note 4 and Note 6 to consolidated financial statements.)

Mortgage-backed Securities Held to Maturity. Mortgage-backed securities held to maturity, including agency pass-through securities as well as agency and non-agency collateralized mortgage obligations, decreased $2.6 million to $1.7 million at June 30, 2010 from $4.3 million at June 30, 2009. The decrease reflected the sale of non-investment grade, non-agency collateralized mortgage obligations with an aggregate amortized cost and net book value of $2.1 million and $1.5 million, respectively. These balances reflected the cumulative impact of credit-related and non-credit-related OTTI changes relating to the securities. The remaining $1.1 million decrease was primarily attributable to cash repayment of principal net of discount accretion and premium amortization.

At June 30, 2010, the Company's remaining portfolio of non-agency CMOs totaled 20 securities with an aggregate outstanding balance of approximately $310,000. These securities were not other-than-temporarily impaired and were rated as investment grade at June 30, 2010. The remainder of the held to maturity mortgage-backed securities portfolio at June 30, 2010 is comprised of government agency mortgage pass-through securities and collateralized mortgage obligations that were also not other-than-temporarily impaired based upon management's evaluation as of that date. (For additional information refer to Notes 5 and 6 to consolidated financial statements.)

Other Assets. Other noteworthy changes include a net increase of approximately $4.1 million in other assets that was largely attributable to the remaining balance of the Bank's original $5.0 million prepayment of FDIC insurance during the prior quarter ended December 31, 2009. This prepayment originally resulted from the FDIC's requirement that all insured depository institutions prepay their federal deposit insurance assessments through 2012 at December 30, 2009. An increase of $3.6 million in the cash surrender value of bank owned life insurance reflected additional policy premiums of $3.0 million funded during the year coupled with increases in the cash surrender value of the associated policies of $556,000 recognized through earnings during fiscal 2010. These increases were partially offset by a decline in the balance of the Company's net deferred income tax asset from $1.4 million at June 30, 2009 to $-0- at June 30, 2010 reflecting a change in the Company's net deferred income tax position from a net deferred income tax asset to a net deferred income tax liability. The change was largely attributable to an increase in the tax-effected unrealized gains associated with the Company's available for sale investment securities portfolios from June 30, 2009 to June 30, 2010. A corresponding increase in deferred income tax liabilities has been recorded at June 30, 2010.

Deposits. Deposits increased $202.4 million to $1.62 billion at June 30, 2010 from $1.42 billion at June 30, 2009. Despite the Bank continuing to maintain a disciplined pricing strategy throughout fiscal 2010 that resulted in noteworthy declines in deposit offering rates, growth was reported across all categories of deposits. For the year ended June 30, 2010, interest-bearing demand deposits increased $92.5 million to $256.2 million, savings deposits increased $32.5 million to $334.2 million, certificates of deposit increased $74.8 million to $979.5 million and non-interest-bearing demand deposits increased $2.5 million to $53.7 million. As noted earlier, the overall increase in deposits was partly attributable to consumer demand for the safety of FDIC-insured accounts in lieu of non-insured investment alternatives. The growth in deposits also reflected the Bank's promotion of its "High Yield Checking" product described earlier as well as the new deposits gathered at its de novo branch opened in Pequannock, NJ during fiscal 2010.

As discussed in greater detail below under Item 7A. Quantitative and Qualitative Disclosures About Market Risk, depositors have generally been lengthening the maturities of their time deposits, particularly by transferring maturing certificates of deposit to accounts with new maturities of greater than 12 months to improve yield.

Advances from FHLB. The outstanding balance of FHLB advances was unchanged at $210 million at June 30, 2010 from June 30, 2009 reflecting the absence of new advances or maturities during the fiscal 2010.

Stockholders' Equity. During the year ended June 30, 2010 stockholders' equity increased $9.2 million to $485.9 million from $476.7 million at June 30, 2009. The increase was partly attributable to a $8.4 million increase in accumulated other comprehensive income due primarily to the aggregate mark-to-market adjustment to the available for sale securities portfolios and benefit plan related adjustments to equity. The increase in stockholders' equity also reflected net income during the period of $6.8 million. Also contributing to the increase was $1.5 million for ESOP shares earned, $3.1 million for restricted stock plan shares earned and an adjustment to equity of $1.9 million for expensing stock options. Partially offsetting these increases to stockholders' equity was a $7.8 million increase in treasury stock due to the purchase of 897,323 shares of the Company's common stock as well as $3.7 million in cash dividends declared for payment to shareholders, net of waived dividends.

Comparison of Operating Results for the Years Ended June 30, 2010 and June 30, 2009

General. Net income for the year ended June 30, 2010 was $6.8 million, or $0.10 per diluted share; an increase of $421,000 compared to $6.4 million, or $0.09 per diluted share for the year ended June 30, 2009. The increase in net income between fiscal years resulted primarily from increases in net interest income and non-interest income which were partly offset by increases in the provision for loan losses, non-interest expense. In total, these factors resulted in an overall increase in pre-tax income and the provision for income taxes.

Net Interest Income. Net interest income for the year ended June 30, 2010 was $56.8 million, an increase of $3.1 million from $53.7 million for the year ended June 30, 2009. The increase in net interest income between the comparative periods resulted from a decrease in interest expense that outpaced the concurrent decrease in interest income. In general, the decrease in interest expense reflected a continued decline in the cost of deposits, resulting primarily from the downward re-pricing of certificates of deposit, that more than offset the increase in interest expense attributable to an increase in the average balance of interest-bearing deposits. The decrease in interest income was primarily attributable to an increase in the average balance of lower yielding cash and cash equivalents and non-mortgage-backed securities in relation to the declines in the average balance of comparatively higher yielding loans.

As a result of these factors, the Company's net interest rate spread increased 20 basis points to 2.45% for the year ended June 30, 2010 from 2.25% for the year ended June 30, 2009. The increase in the net interest rate spread reflected a decrease in the cost of interest bearing liabilities of 68 basis points to 2.19% from 2.87% which was partially offset by a decrease in the yield on earning assets of 48 basis points to 4.64% from 5.12% for the same comparative periods. A discussion of the factors contributing to the overall change in yield on earning assets and cost of interest-bearing liabilities is presented in the separate discussion and analysis of interest income and interest expense below.

The increase in net interest income and net interest rate spread was also reflected in the Company's net interest margin which increased two basis points to 2.83% for the year ended June 30, 2010 from 2.81% for the year ended June 30, 2009. The lesser improvement in net interest margin compared the improvement in net interest spread partly reflects proportionately greater growth in the average balance of noninterest-earning assets compared with that of noninterest-bearing liabilities between the comparative periods. Specifically, the average balance of noninterest-bearing liabilities increased by $6.0 million to $74.4 million for the year ended June 30, 2010 from $68.4 million for the year ended June 30, 2009. By comparison, the average balance of noninterest-earning assets increased by $37.8 million to $207.2 million for the year ended June 30, 2010 from $169.4 million for the year ended

June 30, 2009. The disparity in growth between noninterest-earning assets versus noninterest-bearing liabilities is also reflected in the Company's ratio of average interest-earning assets to average interest-bearing liabilities which decreased to 120.9% for the year ended June 30, 2010 from 124.2% for the year ended June 30, 2009.

The increase in noninterest-earning assets was attributable, in part, to an increase of $25.9 million in the average balance of noninterest-earning cash. The growth in the Company's short term, liquid assets, including noninterest-earning cash, had accumulated over several consecutive quarters due largely to retail deposit growth outpacing the Company's near-term ability to deploy such funds into high quality loans. As noted in greater detail below, a portion of such funds have been reinvested into high quality investment securities during the year ended June 30, 2010. The increase in noninterest-earning assets also reflected an aggregate increase in the average balance of the unrealized gain in available for sale investment securities, including mortgage-backed and non-mortgage-backed securities, totaling $14.0 million.

Interest Income. Total interest income decreased $4.8 million to $93.1 million for the year ended June 30, 2010 from $97.9 million for the year ended June 30, 2009. As noted above, the decrease in interest income reflected a decrease in the average yield on earning assets which declined 48 basis points to 4.64% for the year ended June 30, 2010 from 5.12% for the year ended June 30, 2009. The decrease in the average yield was partially offset by an increase in the average balance of interest-earning assets which increased $96.2 million to $2.01 billion from $1.91 billion for the same comparative period.

Interest income from loans decreased $2.4 million to $58.1 million for the year ended June 30, 2010 from $60.6 million for the year ended June 30, 2009. The decrease in interest income on loans was primarily attributable to a decrease in their average balance which declined $33.7 million to $1.03 billion for the year ended June 30, 2010 from $1.06 billion for the year ended June 30, 2009.

Within the reported decline in the average balance of loans, the Company reported a $55.4 million reduction in the average balance of residential mortgage loans to $791.2 million for the year ended June 30, 2010 from $846.6 million for the year ended June 30, 2009. The Company's residential mortgages generally comprise one-to-four family first mortgage loans, home equity loans and home equity lines of credit. The decline reflected the continued diminished residential loan demand by qualified borrowers coupled with the Company's disciplined pricing for such loans in the face of aggressive pricing in the marketplace for certain loan products.

By contrast, the Company reported a net increase of $21.5 million in the average balance of commercial loans to $219.6 million from $198.1 million for those same comparative periods. The Company's commercial loans generally comprise multi-family and nonresidential mortgage loans as well as secured and unsecured business loans. The increase reflects the Company's long-term expanded strategic emphasis in commercial lending coupled with a continuing favorable pricing environment for these loans.

The overall decrease in interest income on loans also reflects a decrease in their average yields which declined five basis points to 5.64% for the year ended June 30, 2010 from 5.69% for the year ended June 30, 2009. The reduction in the overall yield on the Company's loan portfolio generally reflects the effect of lower market interest rates which provides "rate reduction" refinancing incentive to borrowers while also contributing to the downward re-pricing of adjustable rate loans. However, because the Company's commercial loans generally comprise comparatively higher yielding multi-family mortgages, nonresidential mortgage loans and business loans, the continued reallocation within the loan portfolio from residential mortgages into commercial loans diminished the adverse impact of lower market interest rates on the overall yield of the loan portfolio between the comparative periods.

Interest income from mortgage-backed securities decreased $4.5 million to $30.5 million for the year ended June 30, 2010 from $34.9 million for the year ended June 30, 2009. The decrease in interest income reflected a decrease in the average yield on mortgage-backed securities coupled with the impact of a decline in their average balance. The average yield on mortgage-backed securities declined 53 basis points to 4.49% for the year ended June 30, 2010 from 5.02% for the year ended June 30, 2009 while the average balance of the securities decreased $19.2 million to $677.5 million from $686.7 million for those same comparative periods.

The reduction in the overall yield of the mortgage-backed securities portfolio is attributable to many of the same factors affecting the yield on the Company's loan portfolio. That is, lower market interest rates have continued to provide a "rate reduction" refinancing incentive to mortgagors resulting in the pay off of comparatively higher rate mortgage loans underlying the Company's mortgage-backed securities. Simultaneously, lower market interest rates have resulted in the downward re-pricing of loans underlying the Company's adjustable rate mortgage-backed securities. The decrease in the average balance of mortgage-backed securities generally reflects security repayments and sales that have outpaced the Company's purchase of mortgage-backed securities through fiscal 2010.

Interest income from non-mortgage-backed securities increased $2.7 million to $3.7 million for the year ended June 30, 2010 from $1.0 million for the year ended June 30, 2009. The increase in interest income reflected an increase in the average balance of non-mortgage-backed securities partially offset by a decline in their average yield. The average balance of these securities increased $103.6 million to $137.5 million for the year ended June 30, 2010 from $33.9 million for the year ended June 30, 2009. For those same comparative periods, the average yield on non-mortgage-backed securities decreased by 38 basis point to 2.69% from 3.07%.

The increase in the average balance of non-mortgage backed securities was primarily attributable to a $103.6 million increase in the average balance of taxable securities to $119.3 million during the year ended June 30, 2010 from $15.7 million for the year ended June 30, 2009. For those same comparative periods, the average balance of tax-exempt securities declined nominally to $18.1 million from $18.2 million. The change in the average yield on non-mortgage backed securities reflected a decrease of 3 basis points in the yield of taxable securities to 2.57% during the year ended June 30, 2010 from 2.60% during the year ended June 30, 2009 while the average yield on tax-exempt securities declined one basis point to 3.48% from 3.49%.

Interest income from other interest-earning assets decreased $535,000 to $828,000 for the year ended June 30, 2010 from $1.4 million for the year ended June 30, 2009. The decrease in interest income was primarily attributable to a decrease in the average yield on other interest-earning assets which declined 67 basis points to 0.51% for the year ended June 30, 2010 from 1.18% for the year ended June 30, 2009. The decline in average yield was partially offset by an increase in the average balance of other interest-earning assets which increased $45.6 million to $161.4 million for the year ended June 30, 2010 from $115.8 million for the year ended June 30, 2009.

The decrease in the average yield on other interest-earning assets primarily reflects a decrease in the average yield of interest-earning deposits resulting from the decline in short term, market interest rates to historical lows. The increase in the average balance of other interest-earning assets was primarily attributable to a $45.6 million increase in the average balance of interest-earning deposits to $148.4 million for the year ended June 30, 2010 from $102.8 million for the year ended June 30, 2009. The increase in the average balance of interest-earning deposits reflects the accumulation of short term liquid assets described earlier.

Interest Expense. Total interest expense decreased $7.9 million to $36.3 million for the year ended June 30, 2010 from $44.2 million for the year ended June 30, 2009. As noted earlier, the decrease in interest expense reflected a decrease in the average cost of interest-bearing liabilities which declined 68 basis points to 2.19% for the year ended June 30, 2010 from 2.87% for the year ended June 30, 2009. The decrease in the average cost was partially offset by an increase in the average balance of interest-bearing liabilities of $121.3 million to $1.66 billion from $1.54 billion for the same comparative periods.

Interest expense attributed to deposits decreased $7.6 million to $28.1 million for the year ended June 30, 2010 from $35.7 million for the year ended June 30, 2009. The decrease resulted primarily from a 76 basis point decrease in the average cost of interest-bearing deposits to 1.94% for the year ended June 30, 2010 from 2.70% for the year ended June 30, 2009. The reported decrease in the average cost was reflected across all categories of interest-bearing deposits and was primarily attributable to the overall declines in market interest rates. For the same comparative periods, the average cost of interest-bearing checking accounts decreased 17 basis points to 1.17% from 1.34%, the average cost of savings accounts decreased 2 basis points to 1.03% from 1.05% and the average cost of certificates of deposit decreased 109 basis points to 2.41% from 3.50%.

The decrease in the average cost was partially offset by a $126.4 million increase in the average balance of interest-bearing deposits to $1.45 billion for the year ended June 30, 2010 from $1.32 billion for the year ended June 30, 2009. The reported increase in the average balance was represented across all categories of interest-bearing deposits and reflected the Company's strategic efforts to increase its deposit base coupled with consumer demand for the safety of FDIC insurance to protect their financial assets given the recent volatility in the financial markets for uninsured investment products. For the same comparative periods, the average balance of interest-bearing checking accounts increased $41.7 million to $198.6 million from $156.9 million, the average balance of savings accounts increased $22.2 million to $315.7 million from $293.5 million and the average balance of certificates of deposit increased $62.4 million to $935.7 million from $873.3 million. As of June 30, 2010, approximately $716.3 million or 73.1% of certificates of deposit, with a weighted average cost of 1.80%, mature within one year. Because the Bank's offering rates for CDs maturing in one year or less are generally lower than 1.80% at June 30, 2010, the majority of these certificates may re-price downward to the extent they are reinvested with the Bank at maturity into accounts with similar terms.

Interest expense attributed to FHLB advances decreased $274,000 to $8.2 million for the year ended June 30, 2010 from $8.5 million for the year ended June 30, 2009. The decrease in interest expense was attributable to the combined effects of a decline in both the average balance and average cost of FHLB advances between the comparative periods. The average balance of FHLB advances decreased $5.1 million to $210.0 million for the year ended June 30, 2010 from $215.1 million for the year ended June 30, 2009 while the average cost of FHLB advances declined three basis points to 3.92% from 3.95% for those same comparative periods. The decline in the average balance and average cost of FHLB advances was primarily attributable to the repayment of maturing advances totaling $8.0 million with a weighted average cost of 5.47% during the fiscal year ended June 30, 2009.

Provision for Loan Losses. The provision for loan losses increased $2.3 million to $2.6 million for the year ended June 30, 2010 from $317,000 for the year ended June 30, 2009. The provision in the current period reflected required net increases to the allowance for loan losses attributable primarily to estimated specific losses on several impaired mortgage loans on residential and multi-family properties located in New Jersey, as discussed in greater detail above. The provision also reflected changes to balances of general valuation allowances attributable to the application of historical and environmental loss factors to the remaining non-impaired portion of the loan portfolio in accordance with the Company's allowance for loan loss calculation methodology.

Non-Interest Income. Total non-interest income increased $1.2 million to $2.7 million for the year ended June 30, 2010 from $1.5 million for the year ended June 30, 2010. Excluding sale gains and losses and impairments of securities, non-interest income decreased $253,000 to $2.4 million during the fiscal year ended June 30, 2010 compared to $2.6 million during the fiscal year ended June 30, 2009. As noted earlier, the decline was primarily due to a decrease in miscellaneous income attributable, in part, to income recognized during fiscal 2009 attributable to a $132,000 gain on the sale of a branch for which no such income was recorded during fiscal 2010. The Company also recognized REO operations expense of $25,000 in fiscal 2010 for which no such expense was recorded during fiscal 2009. The decline in noninterest income between comparative periods also reflects a reduction in deposit and branch-related fees and charges. Finally, the decrease in noninterest income also reflected a decline in income from the Bank's official check clearing agent. The clearing agent is no longer able to compensate its clients at a meaningful level for use of the float on official checks due to significant losses and reduced yields in its investment securities portfolio.

The declines in noninterest income noted above were more than offset by increases in income totaling $1.4 million associated with investment security-related activities. Specifically, the Company recorded net security sale gains of $509,000 for fiscal 2010 compared with net sale losses of $415,000 during fiscal 2009. The net security sale gains during fiscal 2010 resulted, in part, from gains associated with the sale of agency, pass-through securities. These gains were partially offset by losses on the sale of the Company's outstanding balance of non-investment grade, non-agency collateralized mortgage obligations ("CMOs"). The CMOs sold were originally acquired as investment grade securities upon the in-kind redemption of the Bank's interest in the AMF Ultra Short Mortgage Fund ("AMF Fund") during the quarter ended September 30, 2008. The security sale loss of $415,000 recognized during fiscal 2009 was fully attributable to the AMF Fund in-kind redemption transaction.

Subsequent to their acquisition, the ratings of these securities declined below investment grade with most ultimately being identified as other-than-temporarily impaired ("OTTI"). Such impairments required the recognition of the impairment charges recognized through earnings during fiscal 2010 and 2009 totaling $206,000 and $714,000, respectively.

Non-Interest Expenses. Non-interest expense increased $1.2 million to $45.1 million for the fiscal year ended June 30, 2009 from $43.9 million for the fiscal year ended June 30, 2009. The increase in non-interest expense resulted primarily from increases in salaries and employee benefits expense that were partially offset by declines in deposit insurance expense and other miscellaneous expenses. The increase in non-interest expense also reflected merger-related costs of $373,000 recorded during fiscal 2010 for which no such expenses were recognized during fiscal 2009. Such expenses were attributable to the Company's proposed acquisition of Central Jersey Bancorp announced on May 25, 2010.

Employee compensation-related expenses increased by approximately $1.5 million to $26.9 million for the year ended June 30, 2010 from $25.4 million for the year ended June 30, 2009. Such increases reflected additional costs associated with staff augmentation attributable, in part, to de novo branch expansion and growth in commercial lending resources. More generally, however, the increase in expense also reflects the increase in compensation-related costs attributable to annual increases in wages and salaries of existing staff and overall increases to benefits costs including employee health care benefits. The increase in year-over-year employee compensation expense also reflects an actuarial adjustment that reduced pension expense in the earlier comparative period for which a lesser reduction in expense was recorded during the current period. Partially offsetting these increases was a decline in ESOP expense reflecting the reduction in the market price of the Company's common stock between comparative periods.

Federal deposit insurance premium expense decreased $557,000 to $1.3 million for the year ended June 30, 2010 from $1.9 million for the year ended June 30, 2009. The decrease was primarily attributable to the recognition of the FDIC's Special Assessment totaling $872,000 during fiscal 2009 for which no such assessment was paid during fiscal 2010. Partially offsetting the decrease, however was an increase in the current year's assessment rate charged by the FDIC on the balance of insurable deposits held by the Bank coupled with the effect of the year-over-year growth in the balance of those deposits.

Finally, miscellaneous non-interest expense declined $134,000 to $4.8 million for the year ended June 30, 2010 from $4.9 million for the year ended June 30, 2009. The decline reflects various decreases and partially offsetting increases throughout a variety of general and administrative expense categories that, in aggregate, resulted in the reported decline in non-interest expense.

Provision for Income Taxes. The provision for income taxes increased $366,000 to $5.0 million during the for the year ended June 30, 2010 from $4.6 million during the year ended June 30, 2009. The increase in income taxes between the comparative periods was primarily attributable to an increase in pre-tax income. The Company's effective tax rates during the years ended June 30, 2010 and June 30, 2009 were 42.1% and 41.8%, respectively.

Comparison of Operating Results for the Years Ended June 30, 2009 and June 30, 2008

General. Net income for the fiscal year ended June 30, 2009 was $6.4 million, or $0.09 per diluted share; an increase of $487,000 compared to $5.9 million, or $0.09 per diluted share for the fiscal year ended June 30, 2008. The increase in net income year-over-year resulted primarily from an increase in net interest income, partially offset by increases in loss on sales and impairments of securities, non-interest expense and income taxes as well as an increase in provision for loan losses and a decrease in non-interest income (excluding loss on securities).

Net Interest Income. Net interest income for the fiscal year ended June 30, 2009 was $53.7 million, an increase of $6.9 million compared to $46.8 million for the fiscal year ended June 30, 2008. Net interest income increased year-over-year due to an increase in interest income and a decrease in interest expense.

The Company's net interest rate spread increased 44 basis points to 2.25% during the fiscal year ended June 30, 2009 from 1.81% during the fiscal year ended June 30, 2008. The 525 basis point reduction in the federal funds rate between September 2007 and December 2008 had a significant effect on the Company's cost of funds and return on earning assets. The Bank's cumulative gap position or timing mismatch of potential re-pricing of assets and liabilities continued to be liability sensitive. As a result, the Bank's cost of funds declined more rapidly than the yield on its earning assets during the first half of the year. However, that trend started to change during the quarter ended March 31, 2009 such that the decrease in the yield on earning assets began to accelerate leading to a more rapid decline relative to the decrease in the cost of funds, due primarily to the accumulation of cash and cash equivalents. Year-over-year, the yield on average interest-earning assets decreased 15 basis points to 5.12% while the cost of average interest-bearing liabilities decreased 59 basis points to 2.87%. The average return on earning assets decreased due to decreases in the yields on average loans receivable, non-mortgage-backed securities and other interest-earning assets, partially offset by an increase in the yield on average mortgage-backed securities. During the same period, the average cost of funds decreased due to decreases in both the cost of average interest-bearing deposits and the cost of average borrowed money.

The Company's net interest margin increased 27 basis points to 2.81% during the fiscal year ended June 30, 2009, compared to 2.54% during the fiscal year ended June 30, 2008. The ratio of average interest-earning assets to average interest-bearing liabilities was 124.2% during the fiscal year ended June

30, 2009, compared to 126.5% during the fiscal year ended June 30, 2008. Average interest-earning assets during the fiscal year ended June 30, 2009 were $1.91 billion, an increase of $64.3 million compared to $1.85 billion during the fiscal year ended June 30, 2008. Year-over-year, the increase in average interest-earning assets resulted from an increase in average loans receivable, partially offset by decreases in average mortgage-backed securities, non-mortgage-backed securities and other interest-earning assets. Average interest-bearing liabilities during the fiscal year ended June 30, 2009 were $1.54 billion, an increase of $79.2 million compared to $1.46 billion during the fiscal year ended June 30, 2008. Year-over-year, the increase in average interest-bearing liabilities resulted from increases in average interest-bearing deposits and average borrowed money. During the prior fiscal year, management considered FHLB advances to be a favorable alternative to certificates of deposit as a funding source given the interest rate environment at the time.

Interest Income. Total interest income increased $541,000 to $97.9 million during the fiscal year ended June 30, 2009, from $97.4 million during the fiscal year ended June 30, 2008 due to an increase in average interest-earning assets, partially offset by a decrease in average yield. The increase in interest income resulted primarily from an increase in interest on loans receivable and to a lesser degree mortgage-backed securities, partially offset by decreases in interest from non-mortgage-backed securities and other interest-earning assets.

Interest income from loans receivable increased $5.5 million to $60.6 million during the fiscal year ended June 30, 2009 from $55.1 million during the fiscal year ended June 30, 2008 due to growth in the average loan portfolio, partially offset by a decrease in average yield. In keeping with the Company's business plan, the loan portfolio continued to generate an increasing proportion of the Company's interest income. Average loans receivable constituted 55.7% of average interest-earning assets during the fiscal year ended June 30, 2009, compared to 51.5% during the fiscal year ended June 30, 2008. Average loans receivable increased $113.0 million to $1.06 billion during the fiscal year ended June 30, 2009, compared to $951.0 million during the fiscal year ended June 30, 2008. The steady decline in short-term interest rates since September 2007 contributed to a decrease in the average yield on loans receivable, which decreased 11 basis points to 5.69% during the fiscal year ended June 30, 2009, compared to 5.80% during the fiscal year ended June 30, 2008. The average yield had been decreasing as higher coupon mortgages were replaced by new loans with lower coupons. Also contributing to the decrease in the loan portfolio's yield year-over-year was the increase in average residential first mortgages, home equity loans and home equity lines of credit relative to higher yielding nonresidential and multi-family mortgages and commercial business loans. During the fiscal year ended June 30, 2009, average residential first mortgages, home equity loans and home equity lines of credit in aggregate totaled $846.6 million, an increase of $97.8 million from $748.8 million during the fiscal year ended June 30, 2008. By comparison, average nonresidential and multi-family mortgages and commercial business loans in aggregate totaled $198.1 million during the fiscal year ended June 30, 2009, an increase of $13.2 million from $184.9 million during the fiscal year ended June 30, 2008.

Interest income from mortgage-backed securities increased $171,000 to $34.9 million during the fiscal year ended June 30, 2009 compared to $37.8 million during the fiscal year ended June 30, 2008 due to an increase in average yield, partially offset by a decrease in average mortgage-backed securities. The average yield on mortgage-backed securities increased five basis points to 5.02% during the fiscal year ended June 30, 2009 from 4.97% during the fiscal year ended June 30, 2008. Average mortgage-backed securities decreased $3.2 million to $696.7 million during the fiscal year ended June 30, 2009 compared to $699.9 million during the fiscal year ended June 30, 2008. For the most part, rate adjustments on pass-through certificates containing adjustable-rate mortgages and discount accretion attributed to the addition of the mortgage-backed securities received from the AMF Fund were responsible for the increase in average yield. However, the average yield had been decreasing due to an increase in prepayments within the underlying mortgage portfolios as refinancing activity accelerated. Reinvestment of principal payments was limited to the purchase of $77.4 million of new securities compared to repayments totaling $138.5 million, contributing to the decrease in average mortgage-backed securities. Generally, management was reluctant to reinvest in additional mortgage-backed securities due to the low interest rate environment. To the extent that the Bank did not need the funds for loan originations the cash flows accumulated in cash and cash equivalents. Partially offsetting the decrease in the average balance was the addition of the mortgage-backed securities received from the AMF Fund during the quarter ended September 30, 2008.

Interest income from non-mortgage-backed securities decreased $1.3 million to $1.0 million during the fiscal year ended June 30, 2009 from $2.3 million during the fiscal year ended June 30, 2008 due to a decrease in average securities as well as a decrease in average yield. Average non-mortgage-backed securities decreased $19.5 million to $33.9 million during the fiscal year ended June 30, 2009 compared to $53.4 million during the fiscal year ended June 30, 2008. Average taxable securities decreased $7.5 million to $15.7 million during the fiscal year ended June 30, 2009 compared to $23.2 million during the fiscal year ended June 30, 2008 due primarily to the redemption-in-kind of the AMF Fund, which resulted in the reclassification of the underlying mortgage-backed instruments to mortgage-backed securities during the quarter ended September 30, 2008. Average tax-exempt securities decreased $12.0 million to $18.2 million during the fiscal year ended June 30, 2009 from $30.2 million during the fiscal year ended June 30, 2008 due primarily to the sales of municipal bonds during the prior fiscal year. The average yield on non-mortgage-backed securities fell 116 basis points to 3.07% during the fiscal year ended June 30, 2009 from 4.23% during the fiscal year ended June 30, 2008 due primarily to the year-over-year decrease in the yield on taxable securities. The average yield on taxable securities decreased 251 basis points to 2.60%, while the average yield on tax-exempt securities decreased only seven basis points to 3.49%, year-over-year. Contributing to the decrease in the average yield on taxable securities was the effect of falling interest rates on SBA variable-rate pass-through certificates and variable-rate trust preferred securities as well as the redemption-in-kind of the AMF Fund.

Interest income from other interest-earning assets decreased $3.8 million to $1.4 million during the fiscal year ended June 30, 2009 from $5.2 million during the fiscal year ended June 30, 2008. The decrease was due to decreases in average other interest-earning assets, primarily interest-earning deposits, and in the average yield on those assets. Average other interest-earning assets decreased $26.0 million to $115.8 million during the fiscal year ended June 30, 2009 from $141.8 million during the fiscal year ended June 30, 2008. Average interest-earning deposits decreased $28.1 million to $102.8 million during the fiscal year ended June 30, 2009 from $130.9 million during the fiscal year ended June 30, 2008, partially offset by a $2.1 million increase in average FHLB capital stock to $13.0 million from $10.9 million, year-over-year. Following the addition of $200.0 million in FHLB advances during fiscal year 2008, cash and cash equivalents were redeployed to fund loan originations and purchases and was the primary factor contributing to the decrease in average other interest-earning assets until cash began to build in December 2008 and thereafter. The 525 basis point reduction in the federal funds rate between September 2007 and December 2008 was primarily responsible for the decrease in the yield on average other interest-earning assets, which fell 250 basis points from 3.68% during the fiscal year ended June 30, 2008 to 1.18% during the fiscal year ended June 30, 2009, including a 270 basis point decrease to 0.74% in the average yield on average interest-earning deposits.

Interest Expense. Total interest expense decreased $6.3 million to $44.2 million during the fiscal year ended June 30, 2009 compared to $50.5 million during the fiscal year ended June 30, 2008 due to a decrease in the average cost of funds, partially offset by an increase in average interest-bearing liabilities. The decrease in interest expense resulted from a decrease in interest expense from deposits, partially offset by an increase in interest expense from borrowings.

Interest expense attributed to deposits decreased $7.6 million to $35.7 million during the fiscal year ended June 30, 2009 from $43.3 million during the fiscal year ended June 30, 2008. The decrease resulted primarily from a decrease in the average cost of deposits, partially offset by an increase in average interest-bearing deposits. The average cost of interest-bearing deposits decreased 67 basis points to 2.70% during the fiscal year ended June 30, 2009 compared to 3.37% during the fiscal year ended June 30, 2008 due primarily to the decrease in the average cost of certificates of deposit. Average interest-bearing deposits increased $39.2 million to $1.32 billion during the fiscal year ended June 30, 2009 from $1.28 billion during the fiscal year ended June 30, 2008. Year-over-year, average interest-bearing demand deposit accounts increased $7.0 million to $156.9 million due primarily to an increase in tiered money market deposit accounts, while their average cost decreased 47 basis points to 1.34%, in conjunction with falling short-term interest rates. The tiered money market deposit accounts were introduced during the prior year in an attempt to attract core deposits as well as to keep savings deposits from leaving the institution. Average savings accounts decreased $10.3 million to $293.5 million while their average cost decreased three basis points to 1.05%, as depositors transferred funds to alternative investments, including certificates of deposit and tiered money market deposit accounts. Average certificates of deposit increased $42.6 million to $873.3 million, while their average cost decreased 99 basis points to 3.50%. During the quarter ended December 31, 2008, deposit rates in the marketplace began to pull back in conjunction with falling interest rates. As a result, the Bank's deposit flows turned positive as the competition lowered their rates bringing them in line with those offered by the Bank. Since there was little demand for loans and virtually no return on cash and cash equivalents, management attempted to control deposit inflows by cutting the Bank's deposit pricing several times, particularly for certificates of deposit. Nevertheless, deposits continued to build throughout the quarter ended June 30, 2009.

Interest expense attributed to FHLB advances increased $1.3 million to $8.5 million during the fiscal year ended June 30, 2009 from $7.2 million during the fiscal year ended June 30, 2008 due to an increase in average borrowings, partially offset by a decrease in the average cost of borrowings. Average borrowings increased $40.0 million to $215.1 million during the fiscal year ended June 30, 2009 from $175.1 million during the fiscal year ended June 30, 2008. The average cost of borrowings decreased 17 basis points to 3.95% during the fiscal year ended June 30, 2009 from 4.12% during the fiscal year ended June 30, 2008. The Bank borrowed $200.0 million during the fiscal year ended June 30, 2008 at a weighted average cost of 3.79% contributing to the decrease in the cost of average borrowings. The increase in borrowings during the prior period resulted primarily from a need to replenish liquidity utilized to fund loan originations and fund deposit outflows and make cash available for potential implementation of growth and diversification strategies related to execution of the Company's business plan. The advances were determined to be a cheaper funding source compared to certificates of deposit. Due to the Bank's excess liquidity, management repaid maturing advances totaling $8.0 million with a weighted average cost of 5.47% during the fiscal year ended June 30, 2009.

Provision for Loan Losses. For the year ended June 30, 2009, the Company recorded a provision for loan losses of approximately $317,000 representing an increase of $223,000 from a provision of $94,000 recorded during fiscal 2008. The provision during fiscal 2009 was augmented by approximately $13,000 in net recoveries resulting in a net increase in the allowance for loan losses of approximately $330,000 to $6.4 million at June 30, 2009 from $6.1 million at June 30, 2008.

This increase to the allowance during fiscal 2009 reflects net additions to specific valuation allowances of approximately $267,000 relating to impaired loans coupled with net additions to general valuation allowances of approximately $63,000 arising from the application of the historical and environmental loss factors to the outstanding balance of the remaining, non-impaired loans within the Company's portfolio.

By comparison, during fiscal 2008 the balance of the allowance for loan losses increased $55,000 from $6.0 million at June 30, 2007 to $6.1 million at June 30, 2008 reflecting additional provisions of $94,000 partially offset by net charge-offs of $39,000. The provision for fiscal 2008 reflected the Company's implementation of a new allowance for loan loss calculation methodology coupled with the effects of continued net loan growth and a reduction in the balance of total classified assets from the earlier year.

A detailed discussion concerning the activity in the Company's allowance for loan loss, including the basis for the Company's provisions to the allowance for the fiscal years ended June 30, 2009 and June 30, 2008, is presented in the Lending Activity section of this document under the heading Allowance for Loan Losses located within the Asset Quality discussion.

Non-Interest Income. Non-interest income, excluding loss on sales and impairments of securities, decreased $60,000 to $2.6 million during the fiscal year ended June 30, 2009 from $2.7 million during the fiscal year ended June 30, 2008. Fees and service charges increased $79,000 to $1.4 million during the fiscal year ended June 30, 2009 compared to $1.3 million during the fiscal year ended June 30, 2008 due primarily to an increase in fees from retail operations. Miscellaneous income decreased $139,000 to $1.2 million during the fiscal year ended June 30, 2009 from $1.4 million during the fiscal year ended June 30, 2008 due primarily to a $235,000 decrease in income from the Bank's official check clearing agent, partially offset by a $132,000 gain realized from the sale of deposits in the Bank's Irvington, New Jersey retail branch. The official check clearing agent was no longer able to compensate its clients at a meaningful level for use of the float on official checks due to significant losses in its mortgage-backed securities portfolio.

Loss on sales and impairments of securities totaled $1.13 million during fiscal 2009 compared to $659,000 during the prior fiscal year. As a result of the redemption-in-kind of the AMF Fund in July 2008, the underlying securities were written down to fair value as of the trade date resulting in a pre-tax charge to earnings of $415,000. During the quarter ended March 31, 2009, the Company recognized other-than-temporary impairments attributed to the non-agency collateralized mortgage obligations received from the fund totaling $570,000, all of which were recorded through earnings. Of that balance, approximately $290,000 was subsequently determined by the Company to be "credit-related" with the remaining $280,000 attributed to noncredit-related factors. In accordance with its adoption of FSP FAS 115-2 and FAS 124-2, the Company recorded a cumulative effect of adoption adjustment effective April 1, 2009 between retained earnings and accumulated other comprehensive income totaling $165,000 representing the after-tax effect of the adoption. The Company also identified an additional $144,000 of credit-related, other-than-temporary impairments that were recognized through earnings during the quarter ended June 30, 2009. An additional $274,000 on noncredit-related other-than-temporary impairments were identified and recorded through accumulated other comprehensive income on a tax effected basis during that same quarter. During the prior fiscal year, an other-than-temporary impairment pre-tax charge of $659,000 was recorded for the AMF Fund. Other gain/loss on sales of securities recorded during the fiscal year ended June 30, 2008 netted to zero.

Non-Interest Expenses. Non-interest expense increased $3.0 million, or 7.3% to $43.9 million during the fiscal year ended June 30, 2009 from $40.9 million during the fiscal year ended June 30, 2008. Year-over-year the increase in non-interest expense was primarily the result of increases in salaries and employee benefits expense, net occupancy expense of premises, federal deposit insurance premium expense and miscellaneous expense, partially offset by a decrease in amortization of intangible assets expense. Federal deposit insurance premium expense represented $1.7 million, or 56.7% of the total increase in non-interest expense, year-over-year. All other elements of non-interest expense decreased in the aggregate by $61,000, or 0.8%.

Salaries and employee benefits expense increased $771,000 to $25.4 million during the fiscal year ended June 30, 2009 compared to $24.7 million during the fiscal year ended June 30, 2008. The increase in salaries and employee benefits was due primarily to a $935,000 increase in compensation expense to $14.7 million year-over year due primarily to normal salary increases, additions to the staff and payment of non-recurring severance packages totaling $80,000. There was a $650,000 reduction to $262,000 in pension plan expense, year-over-year, primarily related to reduced contributions required by the Bank's multiple-employer pension plan. Also contributing to the increase was a $489,000 increase in benefits expense to $4.1 million, which resulted from a non-recurring dividend of $253,000 the Bank received from its health insurance carrier during the comparative period as well as the year-over-year increase in health insurance costs. All other elements of salaries and employee expense which totaled $6.4 million; including ESOP expense, stock benefit plans expense and payroll taxes expense, decreased in the aggregate by $3,000.

Net occupancy expense of premises increased $389,000 to $4.1 million during the fiscal year ended June 30, 2009 compared to $3.7 million during the fiscal year ended June 30, 2008. Rent expense, net, increased $79,000 to $354,000 due primarily to additional leased space occupied by new retail branches, which opened in Brick Township, New Jersey during March 2008 and Lakewood, New Jersey during May 2008. An increase of $147,000 to $1.04 million in repairs and maintenance expense was attributed to generally higher costs to maintain the Bank's facilities, including a $100,000 increase in snow removal costs, year-over-year. Property taxes, depreciation, utilities and other expenses increased in the aggregate by $163,000 to $2.7 million during the fiscal year ended June 30, 2009. Contributing to the increase in net occupancy expense of premises was the relocation of personnel to the second floor of the Company's administrative headquarters building in Fairfield, New Jersey, which had been previously unoccupied.

Federal deposit insurance premium expense increased $1.7 million to $1.9 million during the fiscal year ended June 30, 2009 compared to $186,000 during the fiscal year ended June 30, 2008. The Bank used its remaining special assessment credit of $579,000 to offset the cost of its deposit insurance premium, which was fully utilized by March 31, 2009. The FDIC's assessment for deposit insurance increased $806,000 to $992,000 during the fiscal year ended June 30, 2009 compared to $186,000 during the fiscal year ended June 30, 2008 due primarily to an increase in the assessment rate. The final rule for the quarter ended March 31, 2009 raised the assessment rate for the most highly rated institutions to between 12 and 14 basis points, which increased the Bank's assessment rate five basis points to 12 basis points (annualized). An additional significant contributing factor to the increase was the FDIC's special assessment of $872,000, which was based on the Bank's June 30, 2009 Total Assets minus Tier 1 Capital multiplied by five basis points.

Amortization of intangible assets expense decreased $212,000 to $29,000 during the fiscal year ended June 30, 2009 compared to $241,000 during the fiscal year ended June 30, 2008. The decrease was due to the completion in October 2007 of amortization of an intangible asset acquired during the purchase of West Essex Bank in 2003.

Miscellaneous expense increased $418,000 to $4.9 million during the fiscal year ended June 30, 2009 compared to $4.4 million during the fiscal year ended June 30, 2008. Of note, fiscal 2009 included a $75,000 non-recurring payment made to an information technology service provider for the purpose of hiring the provider's employee, a $106,000 increase in loan expense due primarily to higher servicing fees resulting from an increase in the Bank's serviced mortgage portfolio and a $138,000 increase in correspondent bank service charges. The higher correspondent bank service charges were primarily attributed to costs associated with implementation of digitally imaged customer check deposits.

Provision for Income Taxes. The provision for income taxes increased $2.6 million to $4.6 million during the fiscal year ended June 30, 2009 from $2.0 million during the fiscal year ended June 30, 2008. The Company's effective tax rate was approximately 41.8% during the fiscal year ended June 30, 2009 compared to 24.8% during the fiscal year ended June 30, 2008. The effective tax rate increased due to an increase in pre-tax income as well as a reduction in income from tax-exempt instruments as a percentage of pre-tax income as pre-tax income increased. Tax-exempt interest was 10.8% of income before taxes during the fiscal year ended June 30, 2009 compared to 20.7% of income before taxes during the fiscal year ended June 30, 2008. Also contributing to the higher effective tax rate year-over-year was a $1.2 million income tax benefit recognized during the year ended June 30, 2008 attributable to the reversal of a previously established valuation allowance related to state net operating loss carryforwards.

Average Balance Sheet. The following table sets forth certain information relating to Kearny Financial Corp. at the date and for the periods indicated. We derived the average yields and costs by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented with daily balances used to derive average balances.

	At June 30, 2010		For the Years Ended June 30,								
			2010			2009			2008		
	Actual Balance	Actual Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
			(Dollars in Thousands)								
Interest-earning assets:											
Loans receivable[1]	$ 1,013,713	5.64%	$ 1,030,287	$ 58,129	5.64%	$ 1,064,019	$ 60,559	5.69%	$ 951,019	$ 55,123	5.80%
Mortgage-backed securities[2]	675,114	4.29	677,496	30,450	4.49	696,672	34,944	5.02	699,942	34,773	4.97
Securities:[2]											
Tax-exempt	18,125	3.47	18,143	631	3.48	18,183	634	3.49	30,200	1,074	3.56
Taxable	267,835	2.31	119,328	3,070	2.57	15,721	408	2.60	23,191	1,186	5.11
Other interest-earning assets[3]	191,003	0.34	161,376	828	0.51	115,806	1,363	1.18	141,792	5,211	3.68
Total interest-earning assets	2,165,790	4.32	2,006,630	93,108	4.64	1,910,401	97,908	5.12	1,846,144	97,367	5.27
Non-interest-earning assets	174,023		207,239			169,408			158,737		
Total assets	$ 2,339,813		$ 2,213,869			$ 2,079,809			$ 2,004,881		
Interest-bearing liabilities:											
Interest-bearing demand	$ 256,154	1.31	$ 198,623	2,324	1.17	$ 156,883	2,098	1.34	$ 149,871	2,714	1.81
Savings and club	334,167	0.89	315,715	3,246	1.03	293,483	3,072	1.05	303,818	3,272	1.08
Certificates of deposit	979,532	2.01	935,684	22,519	2.41	873,257	30,524	3.50	830,726	37,322	4.49
Federal Home Loan Bank advances	210,000	3.87	210,000	8,232	3.92	215,077	8,506	3.95	175,081	7,220	4.12
Total interest-bearing liabilities	1,779,853	1.92	1,660,022	36,321	2.19	1,538,700	44,200	2.87	1,459,496	50,528	3.46
Non-interest-bearing liabilities[4]	74,034		74,423			68,441			75,976		
Total liabilities	1,853,887		1,734,445			1,607,141			1,535,472		
Stockholders' equity	485,926		479,424			472,668			469,409		
Total liabilities and stockholders' equity	$ 2,339,813		$ 2,213,869			$ 2,079,809			$ 2,004,881		
Net interest income				$ 56,787			$ 53,708			$ 46,839	
Interest rate spread[5]		2.40%			2.45%			2.25%			1.81%
Net interest margin[6]					2.83%			2.81%			2.54%
Ratio of interest-earning assets to interest-bearing liabilities	1.21x		1.21x			1.24x			1.26x		

(1) Non-accruing loans have been included in loans receivable and the effect of such inclusion was not material. Allowance for loan losses has been included in non-interest-earning assets.

(2) Mark to market valuation allowances have been excluded in the balances of interest-earning assets.

(3) Includes interest-bearing deposits at other banks and Federal Home Loan Bank of New York capital stock.

(4) Includes actual balance of non-interest-bearing deposits of $53,709,000 at June 30, 2010 and average balances of non-interest-bearing deposits of $55,436,000, $51,132,000 and $59,169,000 for the years ended June 30, 2010, 2009 and 2008, respectively.

(5) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of Kearny Financial Corp.'s interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Years Ended June 30, 2010 vs. 2009 Increase (Decrease) Due to			Years Ended June 30, 2009 vs. 2008 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest and dividend income:						
Net loans receivable	$ (1,903)	$ (527)	$ (2,430)	$ 6,492	$ (1,056)	$ 5,436
Mortgage-backed securities	(929)	(3,565)	(4,494)	(168)	339	171
Securities:						
Tax-exempt	(1)	(2)	(3)	(419)	(21)	(440)
Taxable	2,667	(5)	2,662	(308)	(470)	(778)
Other interest-earning assets	416	(951)	(535)	(818)	(3,030)	(3,848)
Total interest-earning assets	$ 250	$ (5,050)	$ (4,800)	$ 4,779	$ (4,238)	$ 541
Interest expense:						
Interest-bearing demand	$ 514	$ (288)	$ 226	$ 121	$ (737)	$ (616)
Savings and club	233	(59)	174	(110)	(90)	(200)
Certificates of deposit	2,060	(10,065)	(8,005)	1,818	(8,616)	(6,798)
Federal Home Loan Bank advances	(207)	(67)	(274)	1,593	(307)	1,286
Total interest-bearing liabilities	$ 2,600	$ (10,479)	$ (7,879)	$ 3,422	$ (9,750)	$ (6,328)
Change in net interest income	$ (2,350)	$ 5,429	$ 3,079	$ 1,357	$ 5,512	$ 6,869

Liquidity and Commitments

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of mortgage-backed securities and outstanding loans, maturities and calls of securities and funds provided from operations. In addition, we invest excess funds in short-term interest-earning assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and prepayments on loans and mortgage-backed securities.

The Bank is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. We attempt to maintain adequate but not excessive liquidity and liquidity management is both a daily and long-term function of business management.

Cash and cash equivalents, consisting primarily of interest-bearing deposits in other banks decreased $30.1 million to $181.4 million at June 30, 2010 from $211.5 million at June 30, 2009. At June 30, 2010, interest-bearing deposits included $5.9 million on deposit with a money center bank and $172.2 million on deposit with the FHLB of New York. Management routinely transfers funds between the two depository institutions to maximize the return on the funds, with the former pricing off of 30-day Libor and the latter off of the federal funds rate.

Management reviews cash flow projections regularly and updates them quarterly in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. Commitments at the close of fiscal 2010 were not materially different from commitments at the close of the prior fiscal year. At June 30, 2010, the Bank had outstanding commitments to originate loans of $28.0 million compared to $35.0 million at June 30, 2009. Construction loans in process and unused lines of credit were $4.7 million and $25.9 million, respectively, at June 30, 2010 compared to $7.6 million and $24.9 million, respectively, at June 30, 2009. At June 30, 2010, the Bank had $716.3 million of certificates of deposit maturing in one year compared to $740.4 million at June 30, 2009.

At June 30, 2010, the Bank had agreements to fund the purchase of loans on a flow basis of $1.0 million compared to $8.7 million at June 30, 2009. The Bank periodically enters into purchase agreements with a limited number of smaller, local mortgage companies to supplement the Bank's loan production pipeline. These agreements call for the purchase, on a flow basis, of mortgage loans with servicing released to the Bank.

Deposits increased $202.4 million to $1.62 billion at June 30, 2010 from $1.42 billion at June 30, 2009. During the fiscal 2010, interest-bearing demand deposits increased $92.5 million to $256.2 million, savings deposits increased $32.5 million to $334.2 million, certificates of deposit increased $74.8 million to $979.5 million and non-interest-bearing demand deposits increased $2.5 million to $53.7 million.

Throughout fiscal 2010, the Bank priced deposit interest rates at levels management considered to be reasonably competitive in the marketplace. Despite the decline in the Bank's offering rates for deposits during the year, the Bank continued to experience inflows of deposits as customers continued to seek the safety of insured deposits as an alternative to uninsured investments. The growth in interest-bearing checking also reflected the promotion of the Bank's "High Yield Checking" product during the latter half of fiscal 2010. As noted earlier, "High Yield Checking" is primarily designed to attract core deposits in the form of customers' primary checking accounts through interest rate and fee reimbursement incentives to qualifying customers. The comparatively higher interest expense associated with the "High Yield Checking" product in relation to our other checking products is expected to be partially offset by an associated increase in transaction fee income.

Borrowings from the FHLB of New York are available to supplement the Bank's liquidity position and to the extent that maturing deposits do not remain with us, management may replace the funds with advances. The Bank has the capacity to borrow additional funds from the FHLB, through an overnight line of credit of $200.0 million or by taking additional short-term or long-term advances. The Bank borrowed $200.0 million during fiscal 2008 to replenish liquidity previously depleted by loan originations and deposit outflows and make cash available for potential implementation of growth and diversification strategies related to execution of the Company's business plan. As of June 30, 2010, the Bank's borrowing potential was $19.7 million without pledging additional collateral. With no advances maturing during the year, the Bank's balance of FHLB advances remained unchanged at $210.0 million at June 30, 2010 from June 30, 2009.

The following table discloses our contractual obligations and commitments as of June 30, 2010.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In Thousands)		
Operating lease obligations	$ 3,450	$ 497	$ 526	$ 496	$ 1,931
Certificates of deposit	979,532	716,289	241,508	21,734	1
Federal Home Loan Bank advances	210,000	10,000	—	—	200,000
Total	$ 1,192,982	$ 726,786	$ 242,034	$ 22,230	$ 201,932

	Total Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In Thousands)		
Undisbursed funds from approved lines of credit(1)	$ 25,853	$ 2,724	$ —	$ —	$ 23,129
Construction loans in process(1)	4,708	4,708	—	—	—
Other commitments to extend credit(1)	27,997	27,561	436	—	—
Total	$ 58,558	$ 34,993	$ 436	$ —	$ 23,129

(1) Represents amounts committed to customers.

Our material capital expenditure plans for the year ending June 30, 2011 include extensive renovations and improvements to one Bank property. We expect work to begin this year at our existing retail branch in Lyndhurst and anticipate approximately $1.3 million in funds will be required for the plan related to this location. The general business purpose of these expenditures is to maintain and improve the Bank's facilities. We anticipate that cash flows from our normal operations will be sufficient for these expenditure plans.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving the Bank's facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase securities or mortgage-backed securities and commitments to extend credit to meet the financing needs of our customers. At June

30, 2010, we had no significant off-balance sheet commitments to purchase securities or for capital expenditures.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. At June 30, 2010, outstanding loan commitments totaled $58.6 million compared to $67.4 million at June 30 2009. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding our outstanding lending commitments at June 30, 2010, see Note 16 to consolidated financial statements contained in this Annual Report on Form 10-K.

Capital

Consistent with its goals to operate a sound and profitable financial organization, the Bank actively seeks to maintain its well capitalized status in accordance with regulatory standards. As of June 30, 2010, the Bank exceeded all capital requirements of the OTS. The Bank's regulatory capital ratios at June 30, 2010 were as follows: core capital 16.44%; Tier I risk-based capital 37.54%; and total risk-based capital 37.98%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively. For additional information regarding regulatory capital at June 30, 2010, see Note 14 to consolidated financial statements contained in this Annual Report on Form 10-K.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of non-interest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

For a discussion of the expected impact of recently issued accounting pronouncements that have yet to be adopted by the Company, please refer to Note 2 of the Notes to the Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. The majority of our assets and liabilities are sensitive to changes in interest rates. Consequently, interest rate risk is a significant form of business risk that must be managed by the Company. Interest rate risk is generally defined in regulatory nomenclature as the risk to the Company's earnings or capital arising from the movement of interest rates. It arises from several risk factors including: the differences between the timing of rate changes and the timing of cash flows (re-pricing risk); the changing rate relationships among different yield curves that affect bank activities (basis risk); the changing rate relationships across the spectrum of maturities (yield curve risk); and the interest-rate-related options embedded in bank products (option risk).

Regarding the risk to the Company's earnings, movements in interest rates significantly influence the amount of net interest income recognized by the Company. Net interest income is the difference between:

- the interest income recorded on our earning assets, such as loans, securities and other interest-earning assets; and,
- the interest expense recorded on our costing liabilities, such as interest-bearing deposits and borrowings.

Net interest income is, by far, the Company's largest revenue source to which the Company adds its noninterest income and from which it deducts its noninterest expense and income taxes to calculate net income. Movements in market interest rates, and the effect of such movements on the risk factors noted above, significantly influence the "spread" between the interest earned by the Company on its loans, securities and other interest-earning assets and the interest paid on its deposits and borrowings. Movements in interest rates that increase, or "widen", that net interest spread enhance the Company's net income. Conversely, movements in interest rates that reduce, or "tighten", that net interest spread adversely impact the Company's net income.

For any given movement in interest rates, the resulting degree of movement in an institution's yield on interest earning assets compared with that of its cost of interest-bearing liabilities determines if an institution is deemed "asset sensitive" or "liability sensitive". An asset sensitive institution is one whose yield on interest-earning assets reacts more quickly to movements in interest rates than its cost of interest-bearing liabilities. In general, the earnings of asset sensitive institutions are enhanced by upward movements in interest rates through which the yield on its earning assets increases faster than its cost of interest-bearing liabilities resulting in a widening of its net interest spread. Conversely, the earnings of asset sensitive institutions are adversely impacted by downward movements in interest rates through which the yield on its earning assets decreases faster than its cost of interest-bearing liabilities resulting in a tightening of its net interest spread.

In contrast, a liability sensitive institution is one whose cost of interest-bearing liabilities reacts more quickly to movements in interest rates than its yield on interest-earning assets. In general, the earnings of liability sensitive institutions are enhanced by downward movements in interest rates through which the cost of interest-bearing liabilities decreases faster than its yield on its earning assets resulting in a widening of its net interest spread. Conversely, the earnings of liability sensitive institutions are adversely impacted by upward movements in interest rates through which the cost of interest-bearing liabilities increases faster than its yield on its earning assets resulting in a tightening of its net interest spread.

The degree of an institution's asset or liability sensitivity is traditionally represented by its "gap position". In general, gap is a measurement that describes the net mismatch between the balance of an institution's earning assets that are maturing and/or re-pricing over a selected period of time compared to that of its costing liabilities. Positive gaps represent the greater dollar amount of earning assets maturing or re-pricing over the selected period of time than costing liabilities. Conversely, negative gaps represent the greater dollar amount of costing liabilities maturing or re-pricing over the selected period of time than earning assets. The degree to which an institution is asset or liability sensitive is reported as a negative or positive percentage of assets, respectively. The industry commonly focuses on cumulative one-year and three-year gap percentages as fundamental indicators of interest rate risk sensitivity.

Based upon the findings of the Company's internal interest rate risk analysis, which are corroborated by the independent analysis performed by its primary regulator as described below, the Company is considered to be liability sensitive. Liability sensitivity characterizes the balance sheets of many thrift institutions and is generally attributable to the comparatively shorter contractual maturity and/or re-pricing characteristics of the institution's deposits and borrowings versus those of its loans and investment securities.

With respect to the maturity and re-pricing of its interest-bearing liabilities, at June 30, 2010, $716.3 million or 73.1% of our certificates of deposit mature within one year with an additional $173.0 million or 17.7% maturing in greater than one year but less than or equal to two years. Based on current market interest rates, the majority of these certificates are projected to re-price downward to the extent they remain with the Bank at maturity. Of the $210.0 million of FHLB borrowings at June 30, 2010, all have fixed interest rates with $200.0 million maturing during fiscal 2018, but callable on a quarterly basis prior to maturity. Given current market interest rates, the call options are not currently expected to be exercised by the FHLB. The remaining $10.0 million of FHLB borrowings are non-callable and mature during fiscal 2011.

With respect to the maturity and re-pricing of the Company's interest-earning assets, at June 30, 2010, $21.1 million, or 2.1% of our total loans will reach their contractual maturity dates within one year with the remaining $992.1 million, or 97.9% of total loans having remaining terms to contractual maturity in excess of one year. Of loans maturing after one year, $886.0 million or 89.3% had fixed rates of interest while the remaining $106.0 million or 10.7% had adjustable rates of interest.

Regarding investment securities, at June 30, 2010, only $4.8 million or 0.5% of our securities will reach their contractual maturity dates within one year with the remaining $984.9 million, or 99.5% of total securities, having remaining terms to contractual maturity in excess of one year. Of the latter category, $801.3 million comprising 81.0% of our total securities had fixed rates of interest while the remaining $183.6 million comprising 18.5% of our total securities had adjustable or floating rates of interest.

At June 30, 2010, mortgage-related assets, including mortgage loans and mortgage-backed securities, total $1.65 billion and comprise 76.4% of total earning assets. In addition to remaining term to maturity and interest rate type as discussed above, other factors contribute significantly to the level of interest rate risk associated with mortgage-related assets. In particular, the scheduled amortization of principal and the borrower's option to prepay any or all of a mortgage loan's principal balance, where applicable, has a significant effect on the average lives of such assets and, therefore, the interest rate risk associated with them. In general, the prepayment rate on lower yielding assets tends to slow as interest rates rise due to the reduced financial incentive for borrowers to refinance their loans. By contrast, the prepayment rate of higher yielding assets tends to accelerate as interest rates decline due to the increased financial incentive for borrowers to prepay or refinance their loans to comparatively lower interest rates.

These characteristics tend to diminish the benefits of falling interest rates to liability sensitive institutions while exacerbating the adverse impact of rising interest rates.

While the Company retained its liability sensitivity during fiscal 2010, the degree of that sensitivity, as measured internally by the institution's one-year and three-year gap percentages, has declined during fiscal 2010. Specifically, the Company's cumulative one-year gap percentage improved from -5.17% at June 30, 2009 to +0.91% at June 30, 2010. Moreover, the Company's cumulative three-year gap percentage changed from +3.47% to +9.00% over those same comparative periods.

As a liability sensitive institution, the Company's net interest spread is generally expected to benefit from overall reductions in market interest rates. Conversely, its net interest spread is generally expected to be adversely impacted by overall increases in market interest rates. However, the general effects of movements in market interest rates can be diminished or exacerbated by "nonparallel" movements in interest rates across a yield curve. Nonparallel movements in interest rates generally occur when shorter term and longer term interest rates move disproportionately in a directionally consistent manner. For example, shorter term interest rates may decrease faster than longer term interest rates which would generally result in a "steeper" yield curve. Alternately, nonparallel movements in interest rates may also occur when shorter term and longer term interest rates move in a directionally inconsistent manner. For example, shorter term interest rates may rise while longer term interest rates remain steady or decline which would generally result in a "flatter" yield curve.

At its extreme, a yield curve may become "inverted" for a period of time during which shorter term interest rates exceed longer term interest rates. While inverted yield curves do occasionally occur, they are generally considered a "temporary" phenomenon portending a change in economic conditions that will restore the yield curve to its normal, positively sloped shape.

In general, the interest rates paid on the Company's deposits tend to be determined based upon the level of shorter term interest rates. By contrast, the interest rates earned on the Company's loans and investment securities tend to be based upon the level of longer term interest rates. As such, the overall "spread" between shorter term and longer interest rates when earning assets and costing liabilities re-price greatly influences the Company's overall net interest spread over time. In general, a wider spread between shorter term and longer term interest rates, implying a "steeper" yield curve, is beneficial to the Company's net interest spread. By contrast, a narrower spread between shorter term and longer term interest rates, implying a "flatter" yield curve, or a negative spread between those measures, implying an inverted yield curve, adversely impacts the Company's net interest spread.

The effects of interest rate risk on the Company's earnings are best demonstrated through a review of changes in market interest rates over the past several years and their impact on the Company's net interest spread. Following a period of historically low interest rates, the Federal Reserve Board of Governors steadily increased its target federal funds rate by 425 basis points from 1.00% in June, 2004 to 5.25% in June, 2007. During that three-year period, federal funds rate and other shorter term market interest rates increased by a far greater degree than longer term market interest rates. For example, the market yield on the one-year U.S. Treasury increased 282 basis points from 2.07% at June 30, 2004 to 4.91% at June 30, 2007. By comparison, the market yield on the 10-year U.S. Treasury increased by only 41 basis points from 4.62% to 5.03% over those same time periods. The flattening yield curve during that three year period had an adverse impact on the Company's net interest spread which decreased 67 basis points from 2.37% for the year ended June 30, 2004 to 1.70% for the year ended June 30, 2007.

The upward trend in shorter term interest rates was reversed in September, 2007 as the Federal Reserve began to lower the target rate for federal funds in reaction to the threat of a looming recession triggered by growing volatility and instability in the housing and credit markets. The effects of those isolated crises rapidly grew to threaten the viability of the domestic and international financial markets as a whole. In reaction to that larger threat, the Federal Reserve reduced the target federal funds rate by a total of over 500 basis points from 5.25% at June, 2007 to a range between 0.00% and 0.25% which remains in effect at June 30, 2010. During that three-year period, federal funds rate and other shorter term market interest rates decreased by a far greater degree than longer term market interest rates. For example, the market yield on the one-year U.S. Treasury decreased 369 basis points from 4.01% at June 30, 2007 to 0.32% at June 30, 2010. By comparison, the market yield on the 10-year U.S. Treasury decreased by only 206 basis points from 5.03% to 2.97% over those same time periods. The steepening yield curve during that three year period had a beneficial impact on the Company's net interest spread which increased 75 basis points from 1.70% for the year ended June 30, 2007 to 2.45% for the year ended June 30, 2010.

The Board of Directors has established an Interest Rate Risk Management Committee, currently comprised of Directors Hopkins, Regan, Aanensen, Mazza and Parow, which is responsible for monitoring the Company's interest rate risk. Our Chief Financial Officer and Chief Investment Officer also participate as management's liaison to the committee. The committee meets quarterly to address management of our assets and liabilities, including review of our short term liquidity position; loan and deposit pricing and production volumes and alternative funding sources; current investments; average lives, durations and re-pricing frequencies of loans and securities; and a variety of other asset and liability management topics. The results of the committee's quarterly review are reported to the full Board, which adjusts the investment policy and strategies, as it considers necessary and appropriate.

Quantitative Analysis. Management utilizes a combination of internal and external analyses to quantitatively model, measure and monitor the Company's exposure to interest rate risk. The external quantitative analysis is based upon the OTS interest rate risk model which utilizes data submitted on the Bank's quarterly Thrift Financial Reports. The model estimates the change in the Bank's net portfolio value ("NPV") ratio throughout a series of interest rate scenarios. NPV, sometimes referred to as the economic value of equity, represents the present value of the expected cash flows from the Bank's assets less the present value of the expected cash flows arising from its liabilities adjusted for the value of off-balance sheet contracts. The NPV ratio represents the dollar amount of the Bank's NPV divided by the present value of its total assets for a given interest rate scenario. In essence, NPV attempts to quantify the economic value of the Bank using a discounted cash flow methodology while the NPV ratio reflects that value as a form of capital ratio. The degree to which the NPV ratio changes for any hypothetical interest rate scenario from its "base case" measurement is a reflection of an institution's sensitivity to interest rate risk.

The internal quantitative analysis utilized by management measures interest rate risk from both a capital and earnings perspective. Like the OTS model noted above, the Bank's internal interest rate risk analysis calculates sensitivity of the Bank's NPV ratio to movements in interest rates. Both the OTS and internal models measure the Bank's NPV ratio in a "base case" scenario that assumes no change in interest rates as of the measurement date. Both models measure the change in the NPV ratio throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve up and down 100, 200 and 300 basis points. Both models generally require that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain "down rate" scenarios during periods of lower market interest rates. The Bank's interest rate risk management policy establishes acceptable floors for the NPV ratio and caps for the maximum change in the NPV ratio throughout the scenarios modeled.

As illustrated in the tables below, the Bank's NPV would be negatively impacted by an increase in interest rates. This result is expected given the Bank's liability sensitivity noted earlier. Specifically, based upon the comparatively shorter maturity and/or re-pricing characteristics of its interest-bearing liabilities compared with that of the Bank's interest-earning assets, an upward movement in interest rates would have a disproportionately adverse impact on the present value of the Bank's assets compared to the beneficial impact arising from the reduced present value of its liabilities. Hence, the Bank's NPV and NPV ratio decline in the increasing interest rate scenarios. Historically low interest rates at June 30, 2010 preclude the modeling of certain scenarios as parallel downward shifts in the yield curve of 100 basis points or more would result in negative interest rates for many points along that curve.

The following tables present the results of the external OTS NPV analysis as of June 30, 2010 and June 30, 2009, respectively.

	At June 30, 2010				
	Net Portfolio Value		**Net Portfolio Value as % of Present Value of Assets**		
Changes in Rates (1)	**$ Amount**	**$ Change**	**% Change**	**Net Portfolio Value Ratio**	**Basis Point Change**
	(In Thousands)				
+300 bps	**311,695**	**-126,395**	**-29%**	**14.34%**	**-437 bps**
+200 bps	**365,314**	**-72,776**	**-17%**	**16.32%**	**-239 bps**
+100 bps	**411,386**	**-26,704**	**-6%**	**17.90%**	**-81 bps**
0 bps	**438,090**	**-**	**-**	**18.71%**	**-**
-100 bps	**446,764**	**8,674**	**+2%**	**18.88%**	**+18 bps**

	At June 30, 2009				
	Net Portfolio Value		**Net Portfolio Value as % of Present Value of Assets**		
Changes in Rates (1)	**$ Amount**	**$ Change**	**% Change**	**Net Portfolio Value Ratio**	**Basis Point Change**
	(In Thousands)				
+300 bps	303,185	-92,395	-23%	15.39%	-350 bps
+200 bps	340,570	-55,010	-14%	16.90%	-200 bps
+100 bps	372,549	-23,031	-6%	18.11%	-79 bps
0 bps	395,580	-	-	18.90%	-
-100 bps	406,049	10,469	+3%	19.17%	+27 bps

(1) The -200 bps and -300 bps scenarios are not shown due to the low prevailing interest rate environment.

A comparative industry benchmark regarding interest rate risk is the "sensitivity measure" which is generally defined by bank regulators as the change in an institution's NPV ratio, measured in basis points, in an immediate and permanent, adverse parallel shift in interest rates of plus or minus 200 basis points. Based upon the tables above, the Bank's sensitivity measure increased by 39 basis points from -200 basis points at June 30, 2009 to –239 basis points at June 30, 2010 which indicates an aggregate increase in the Bank's sensitivity to movements in interest rates from period to period.

There are numerous internal and external factors that may contribute to changes in an institution's sensitivity measure. Internally, changes in the composition and allocation of an institution's balance sheet and the interest rate risk characteristics of its components can significantly alter the exposure to interest rate risk as quantified by the changes in the sensitivity measure. However, changes to certain external factors, most notably changes in the level of market interest rates and overall shape of the yield curve, can significantly alter the projected cash flows of the institutions interest-earning assets and interest-costing liabilities and the associated present values thereof. Changes in internal and external factors from period to period can complement one another's effects to reduce overall sensitivity, partly or wholly offset one another's effects, or exacerbate one another's adverse effects and thereby increase the institution's exposure to interest rate risk as quantified by the sensitivity measure.

While several internal and external factors working in concert contributed to the reported change in the Bank's sensitivity measure, the Bank attributes the net increase in that measure from year to year to the overall increase in investment securities funded through the reinvestment of short term, liquid assets and incoming cash flows from growth in deposits and a net decrease in loans receivable.

Specifically, the Company's investment portfolio, comprising both mortgage-backed and non-mortgage backed securities, increased by $273.5 million to $989.7 million at June 30, 2010 from $716.1 million at June 30, 2009. The funding for that growth was provided, in part, by a net decrease in the Company's cash and cash equivalents of $30.1 million from $211.5 million or 10.0% of total assets at June 30, 2009 to $181.4 million or 7.8% of total assets at June 30, 2010. The reinvestment of short term liquid assets, which are re-priced on a day-to-day basis to reflect current market interest rates, into comparatively longer duration investment securities contributed to the reported increase in the sensitivity measure.

Funding for the increase in investments was also provided by the growth in deposits which increased by $202.4 million from June 30, 2009 to June 30, 2010. A significant portion of that increase included growth in certificates of deposit that, in aggregate, reprice more frequently than the investments into which such funds were deployed thereby contributing to the reported increase in interest rate sensitivity.

The $32.1 decline in loans receivable between those same comparative periods, excluding changes in the allowance for loan losses, also contributed to the funding for the growth in investment securities. In general, the reinvestment of loan repayments into comparatively shorter duration investment securities partially offset the increases in interest rate sensitivity arising from the other funding sources. Taken together, however, these changes in balance sheet allocation increased the aggregate longevity of the Bank's interest-earning assets in relation to its interest-bearing liabilities and, thereby, increased the sensitivity to interest rate risk as quantified by the Bank's sensitivity measure.

Because the Bank's sensitivity measure and NPV ratio in the +200 bps scenario exceeded the thresholds established by its primary regulator, the Bank's "TB 13a Level of Risk" was rated as "Minimal" based upon the results of the OTS interest rate risk model as of June 30, 2010 and June 30, 2009. TB-13a is the OTS's primary regulatory guidance concerning the management of interest rate risk.

The results of the Bank's internal "NPV-based" analysis are generally consistent with those of the external analysis prepared by OTS as presented in summary form above. As noted earlier, the Bank's internal interest rate risk analysis also includes an "earnings-based" component. A quantitative, earnings-based approach to measuring interest rate risk is strongly encouraged by bank regulators as a complement to the "NPV-based" methodology. Notwithstanding, there is currently no external "earnings-based" interest rate risk analysis prepared by OTS for the institutions within its oversight. As such, institutions must utilize internal models and analysis to gauge the sensitivity of their earnings to movements in interest rates. Regarding such internal modeling, however, there are no commonly accepted "industry best practices" that specify the manner in which "earnings-based" interest rate risk analysis should be performed with regard to certain key modeling variables. Such variables include, but are not limited to, those relating to rate scenarios (e.g., immediate and permanent rate "shocks" versus gradual rate change "ramps", "parallel" versus "nonparallel" yield curve changes), measurement periods (e.g., one year versus two year, cumulative versus noncumulative), measurement criteria (e.g., net interest income versus net income) and balance sheet composition and allocation ("static" balance sheet, reflecting reinvestment of cash flows into like instruments, versus "dynamic" balance sheet, reflecting internal budget and planning assumptions).

The Company is aware that the absence of an industry-standard, external analysis to measure interest rate risk from an earnings perspective or, at a minimum, a commonly shared set of analysis criteria and assumptions on which to base an internal analysis, could result in inconsistent or misinterpreted disclosure concerning an institution's level of interest rate risk. Consequently, the Company limits the presentation of its earnings-based interest rate risk analysis to the internally modeled scenarios presented in the table below. Consistent with the NPV analysis above, such scenarios utilize immediate and permanent rate "shocks" that result in parallel shifts in the yield curve. For each scenario, projected net interest income is measured over a one year period utilizing a static balance sheet assumption through which incoming and outgoing asset and liability cash flows are reinvested into the same instruments. Product pricing and earning asset prepayment speeds are appropriately adjusted for each rate scenario.

As illustrated in the table below, the Bank's net interest income would be negatively impacted by an increase in interest rates. Like the NPV results presented earlier, this result is expected given the Bank's liability sensitivity noted earlier.

At June 30, 2010							
Rate Change Type	**Yield Curve Shift**	**Balance Sheet Composition & Allocation**	**Changes in Rates**	**Measurement Period**	**Net Interest Income**	**Change in Net Interest Income**	**Change in Net Interest Income**
					(In Thousands)		
Base case (No change)	-	Static	0 bps	One Year	$ 59,683	$ -	- %
Immediate and permanent	Parallel	Static	+100 bps	One Year	59,538	-145	-0.24
Immediate and permanent	Parallel	Static	+200 bps	One Year	58,809	-874	-1.46
Immediate and permanent	Parallel	Static	+300 bps	One Year	56,713	-2,970	-4.98

Notwithstanding the rate change scenarios presented in the NPV and earnings-based analyses above, future interest rates and their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of re-pricing, they may react at different times and in different degrees to changes in market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements are contained in this Annual Report on Form 10-K immediately following Item 15.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On October 1, 2009, the Registrant was notified that the audit practice of Beard Miller LLP ("Beard") was combined with Parente Randolph, LLC to form ParenteBeard LLC ("ParenteBeard"). On October 1, 2009, Beard resigned as the Registrant's auditors and with the approval of the Audit Committee of the Registrant's Board of Directors on October 5, 2009, ParenteBeard was engaged as its independent registered public accounting firm.

Prior to engaging ParenteBeard, the Registrant did not consult with ParenteBeard regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by ParenteBeard on the Registrant's financial statements, and ParenteBeard did not provide any written or oral advice that was an important factor considered by the Registrant in reaching a decision as to any such accounting, auditing or financial reporting issue.

The reports of Beard regarding the Registrant's consolidated financial statements for the fiscal years ended June 30, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended June 30, 2009 and 2008, and during the interim period from the end of the most recently completed fiscal year through the date of their resignation, there were no disagreements with Beard on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beard would have caused it to make reference to such disagreement in its reports.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), the Company's principal executive officer and principal financial officer have concluded that as of the end of the period covered by this Annual Report on Form 10-K such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to the Company's management, including the principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

(b) Internal Control over Financial Reporting

1. Management's Annual Report on Internal Control Over Financial Reporting.

Management's report on the Company's internal control over financial reporting appears in the Company's consolidated financial statements that are contained in this Annual Report on Form 10-K immediately following Item 15. Such report is incorporated herein by reference.

2. Report of Independent Registered Public Accounting Firm.

The report of ParenteBeard LLC on the Company's internal control over financial reporting appears in the Company's consolidated financial statements that are contained in this Annual Report on Form 10-K immediately following Item 15. Such report is incorporated herein by reference.

3. *Changes in Internal Control Over Financial Reporting.*

During the last quarter of the year under report, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information that appears under the headings "Section 16(a) Beneficial Ownership Reporting Compliance", "Information Regarding Directors and Executive Officers" and "Operation of the Board of Directors" in the Registrant's definitive proxy statement for the Registrant's 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year end (the "Proxy Statement") is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. A copy of the code of ethics is available without charge upon request to the Corporate Secretary, Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004.

Item 11. Executive Compensation

The information that appears under the headings "Board of Directors and Executive Officer Compensation" and "Compensation Discussion and Analysis" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) **Security Ownership of Certain Beneficial Owners.** Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders Thereof" in the Proxy Statement.

(b) **Security Ownership of Management.** Information required by this item is incorporated herein by reference to the section captioned "Information Regarding Directors and Executive Officers" in the Proxy Statement.

(c) **Changes in Control.** Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Securities Authorized for Issuance Under Equity Compensation Plans. Set forth below is information as of June 30, 2010 with respect to compensation plans under which equity securities of the Registrant are authorized for issuance.

Equity Compensation Plan Information

	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders:			
2005 Stock Compensation and Incentive Plan [1]	3,225,740	$ 12.33	475,856
Equity compensation plans not approved by stockholders:			
None.	N/A	N/A	N/A
Total	3,225,740	$ 12.33	475,856

(1) In addition to 3,225,740 options outstanding under this plan as of June 30, 2010, restricted stock awards of 250,539 shares were non-vested under this plan as of June 30, 2010. Such awards are earned at the rate of 20% one year after the date of the grant and 20% annually thereafter. As of June 30, 2010, there were 155,959 shares remaining available for restricted share awards under this plan and these shares are included under column (C) as securities remaining available for future issuance under this plan along with 319,897 options remaining available for award.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information that appears under the section captioned "Corporate Governance – Related Party Transactions" and " – Director Independence" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information relating to this item is incorporated herein by reference to the information contained under the section captioned "Information Regarding Independent Auditor" in the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(1) The following financial statements and the independent auditors' report appear in this Annual Report on Form 10-K immediately after this Item 15:

Management Report on Internal Control Over Financial Reporting
Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition as of June 30, 2010 and 2009
Consolidated Statements of Income For the Years Ended June 30, 2010, 2009 and 2008
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2010, 2009 and 2008
Consolidated Statements of Cash Flows for the Years Ended June 30, 2010, 2009 and 2008
Notes to Consolidated Financial Statements

(2) All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) The following exhibits are filed as part of this report:

2.1	Agreement and Plan of Merger, dated as of May 25, 2010, by and among Kearny Financial Corp., Kearny Federal Savings Bank, Central Jersey Bancorp and Central Jersey Bank, National Association *
3.1	Charter of Kearny Financial Corp.**
3.2	Bylaws of Kearny Financial Corp. ***
4	Stock Certificate of Kearny Financial Corp**
10.1	Employment Agreement between Kearny Federal Savings Bank and John N. Hopkins**†
10.2	Employment Agreement between Kearny Federal Savings Bank and Albert E. Gossweiler***†
10.3	Employment Agreement between Kearny Federal Savings Bank and Sharon Jones***†
10.4	Employment Agreement between Kearny Federal Savings Bank and William C. Ledgerwood***†
10.5	Employment Agreement between Kearny Federal Savings Bank and Erika K. Parisi***†
10.6	Employment Agreement between Kearny Federal Savings Bank and Patrick M. Joyce***†
10.7	Employment Agreement between Kearny Federal Savings Bank and Craig Montanaro***†
10.8	Employment Agreement between Kearny Financial Corp. and John N. Hopkins****†
10.9	Directors Consultation and Retirement Plan**†
10.10	Benefit Equalization Plan**†
10.11	Benefit Equalization Plan for Employee Stock Ownership Plan**†
10.12	Kearny Financial Corp. 2005 Stock Compensation and Incentive Plan *****†

10.13	Kearny Federal Savings Bank Director Life Insurance Agreement******†
10.14	Kearny Federal Savings Bank Executive Life Insurance Agreement******†
10.15	Kearny Financial Corp. Directors Incentive Compensation Plan*******†
11	Statement regarding computation of earnings per share
16.1	Letter re Change in Certifying Accountant ********
21	Subsidiaries of the Registrant
23	Consent of ParenteBeard LLC
31	Rule 13a-14(a)/15d-14(a) Certifications
32	Section 1350 Certification

---

†	Management contract or compensatory plan or arrangement required to be filed as an exhibit.
*	Incorporated by reference to the identically numbered exhibit to the Registrant's Current Report on Form 8-K filed May 26 2010.
**	Incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-118815).
***	Incorporated by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2008 (File No. 000-51093)
****	Incorporated by reference to the exhibit to the Registrant's Current Report on Form 8-K filed on June 19, 2008. (File No. 000-51093).
*****	Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-130204)
******	Incorporated by reference to the exhibits to the Registrant's Current Report on Form 8-K filed on August 18, 2005. (File No. 000-51093).
*******	Incorporated by reference to the exhibit to the Registrant's Current Report on Form 8-K filed on December 9, 2005. (File No. 000-51093).
********	Incorporated by reference to the exhibit to the Registrant's Current Report on Form 8-K filed on October 6, 2009. (File No. 000-51093).



120 PASSAIC AVENUE • FAIRFIELD, NJ 07004-3510 • 973-244-4500

September 13, 2010

Management Report on Internal Control over Financial Reporting

The management of Kearny Financial Corp. and Subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is a process designed to provide reasonable assurance to the management and board of directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management believes that, as of June 30, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effective operation of the Company's internal control over financial reporting as of June 30, 2010, a copy of which is included in this annual report.

John N. Hopkins	Craig L. Montanaro	William C. Ledgerwood
Chief Executive Officer	President and Chief Operating Officer	Executive Vice President and Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Kearny Financial Corp.

We have audited Kearny Financial Corp.'s (the "Company") internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity, and cash flows of the Company, and our report dated September 13, 2010 expressed an unqualified opinion thereon.

ParenteBeard LLC

Clark, New Jersey
September 13, 2010



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Kearny Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Kearny Financial Corp. and Subsidiaries (collectively the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2010 and 2009, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 13, 2010, expressed an unqualified opinion thereon.

ParenteBeard LLC

Clark, New Jersey
September 13, 2010

Consolidated Statements of Financial Condition

	June 30, 2010	June 30, 2009
Assets	(In Thousands, Except Share and Per Share Data)	
Cash and amounts due from depository institutions	**$ 3,286**	$ 25,970
Interest-bearing deposits in other banks	**178,136**	185,555
Cash and Cash Equivalents	**181,422**	211,525
Securities available for sale (amortized cost; 2010 $30,960; 2009 $31,658)	**29,497**	28,027
Securities held to maturity (estimated fair value; 2010 $256,914; 2009 $-0-)	**255,000**	-
Loans receivable, including net premiums and deferred loan costs 2010 $564; 2009 $962	**1,013,713**	1,045,847
Less allowance for loan losses	**(8,561)**	(6,434)
Net Loans Receivable	**1,005,152**	1,039,413
Mortgage-backed securities available for sale (amortized cost; 2010 $673,414; 2009 $665,127)	**703,455**	683,785
Mortgage-backed securities held to maturity (estimated fair value; 2010 $1,754; 2009 $3,678)	**1,700**	4,321
Premises and equipment	**34,989**	35,495
Federal Home Loan Bank of New York ("FHLB") stock	**12,867**	12,950
Interest receivable	**8,338**	8,237
Goodwill	**82,263**	82,263
Bank owned life insurance	**19,833**	16,267
Deferred income tax assets, net	**-**	1,395
Other assets	**5,297**	1,243
Total Assets	**$2,339,813**	$2,124,921
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	**$ 53,709**	$ 51,210
Interest-bearing	**1,569,853**	1,369,991
Total Deposits	**1,623,562**	1,421,201
Advances from FHLB	**210,000**	210,000
Advance payments by borrowers for taxes	**5,699**	5,714
Deferred income tax liabilities, net	**4,391**	-
Other liabilities	**10,235**	11,286
Total Liabilities	**1,853,887**	1,648,201
Stockholders' Equity		
Preferred stock, $0.10 par value; 25,000,000 shares authorized; none issued and outstanding	**-**	-
Common stock, $0.10 par value; 75,000,000 shares authorized; 72,737,500 shares issued; 2010 68,344,277 outstanding; 2009 69,241,600 outstanding	**7,274**	7,274
Paid-in capital	**213,529**	208,577
Retained earnings	**312,844**	309,687
Unearned Employee Stock Ownership Plan shares; 2010 969,828 shares; 2009 1,115,304 shares	**(9,698)**	(11,153)
Treasury stock, at cost; 2010 4,393,223 shares; 2009 3,495,900 shares	**(54,738)**	(45,985)
Accumulated other comprehensive income	**16,715**	8,320
Total Stockholders' Equity	**485,926**	476,720
Total Liabilities and Stockholders' Equity	**$2,339,813**	$2,124,921

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Income

	Years Ended June 30,		
	2010	2009	2008
	(In Thousands, Except Per Share Data)		
Interest Income			
Loans	**$58,129**	$60,559	$55,123
Mortgage-backed securities	**30,450**	34,944	34,773
Securities:			
Taxable	**3,070**	408	1,186
Tax-exempt	**631**	634	1,074
Other interest-earning assets	**828**	1,363	5,211
Total Interest Income	**93,108**	97,908	97,367
Interest Expense			
Deposits	**28,089**	35,694	43,308
Borrowings	**8,232**	8,506	7,220
Total Interest Expense	**36,321**	44,200	50,528
Net Interest Income	**56,787**	53,708	46,839
Provision for Loan Losses	**2,616**	317	94
Net Interest Income after Provision for Loan Losses	**54,171**	53,391	46,745
Non-Interest Income			
Fees and service charges	**1,422**	1,415	1,336
Gain (loss) on sale of securities	**509**	(415)	-
Other-than-temporary security impairment:			
Total	**(446)**	(988)	(659)
Less: Portion recognized in other comprehensive income	**240**	274	-
Portion recognized in earnings	**(206)**	(714)	(659)
Miscellaneous	**973**	1,233	1,372
Total Non-Interest Income	**2,698**	1,519	2,049
Non-Interest Expenses			
Salaries and employee benefits	**26,936**	25,449	24,678
Net occupancy expense of premises	**4,172**	4,132	3,746
Equipment and systems	**4,429**	4,486	4,546
Advertising	**907**	900	852
Federal deposit insurance premium	**1,307**	1,864	186
Directors' compensation	**2,213**	2,200	2,250
Merger-related expenses	**373**	-	-
Miscellaneous	**4,757**	4,891	4,681
Total Non-Interest Expenses	**45,094**	43,922	40,939
Income before Income Taxes	**11,775**	10,988	7,855
Income Taxes	**4,963**	4,597	1,951
Net Income	**$ 6,812**	$ 6,391	$ 5,904
Net Income per Common Share (EPS)			
Basic and Diluted	**$0.10**	$0.09	$0.08
Weighted Average Number of Common Shares Outstanding			
Basic	**67,920**	68,710	69,522
Diluted	**67,920**	68,710	69,522

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended June 30, 2010, 2009 and 2008

	Common Stock		Paid in	Retained	Unearned ESOP	Treasury	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Shares	Stock	Income (Loss)	Total
Balance – June 30, 2007	71,143	$ 7,274	$ 197,976	$ 304,970	$ (14,063)	$ (24,361)	$ (9,204)	$ 462,592
Comprehensive income:								
Net income	-	-	-	5,904	-	-	-	5,904
Loss on impairment of securities available for sale, net of tax benefit of $0	-	-	-	-	-	-	659	659
Unrealized gain on securities available for sale, net of deferred income tax expense of $4,091	-	-	-	-	-	-	6,169	6,169
Benefit plan, net of deferred income tax expense of $433	-	-	-	-	-	-	652	652
Total comprehensive income								13,384
ESOP shares committed to be released (144 shares)	-	-	278	-	1,455	-	-	1,733
Dividends contributed for payment of ESOP loan	-	-	54	-	-	-	-	54
Stock option expense	-	-	1,908	-	-	-	-	1,908
Treasury stock purchases	(659)	-	-	-	-	(7,738)	-	(7,738)
Treasury stock reissued	5	-	(13)	-	-	76	-	63
Restricted stock plan shares earned (252 shares)	-	-	3,084	-	-	-	-	3,084
Tax effect from stock-based compensation	-	-	(21)	-	-	-	-	(21)
Cash dividends declared ($0.20/public share)	-	-	-	-	(3,688)	-	-	(3,688)
Balance – June 30, 2008	70,489	$ 7,274	$ 203,266	$ 307,186	$ (12,608)	$ (32,023)	$ (1,724)	$ 471,371

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended June 30, 2010, 2009 and 2008

	Common Stock		Paid in Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount						
Balance – June 30, 2008	70,489	$ 7,274	$ 203,266	$ 307,186	$ (12,608)	$ (32,023)	$ (1,724)	$ 471,371
Comprehensive income:								
Net income	-	-	-	6,391	-	-	-	6,391
Realized loss on securities available for sale, net of income tax benefit of $170	-	-	-	-	-	-	245	245
Unrealized gain on securities available for sale, net of deferred income tax expense of $6,821	-	-	-	-	-	-	9,925	9,925
Non-credit related other-than-temporary impairment losses on securities held to maturity, net of income tax benefit of $113	-	-	-	-	-	-	(161)	(161)
Benefit plan, net of deferred income tax expense of $116	-	-	-	-	-	-	184	184
Total comprehensive income								16,584
Adjustment to initially apply benefit plan measurement date provisions, net of income tax benefit of $34	-	-	-	(66)	-	-	16	(50)
Cumulative-effect adjustment to initially apply split-dollar life insurance guidance	-	-	-	(480)	-	-	-	(480)
Cumulative-effect adjustment to initially apply security impairment guidance, net of income tax benefit of $115	-	-	-	165	-	-	(165)	-
ESOP shares committed to be released (144 shares)	-	-	236	-	1,455	-	-	1,691
Dividends contributed for payment of ESOP loan	-	-	81	-	-	-	-	81
Stock option expense	-	-	1,906	-	-	-	-	1,906
Treasury stock purchases	(1,247)	-	-	-	-	(13,962)	-	(13,962)
Restricted stock plan shares earned (251 shares)	-	-	3,086	-	-	-	-	3,086
Tax effect from stock-based compensation	-	-	2	-	-	-	-	2
Cash dividends declared ($0.20/public share)	-	-	-	-	(3,509)	-	-	(3,509)
Balance – June 30, 2009	69,242	$ 7,274	$ 208,577	$ 309,687	$ (11,153)	$ (45,985)	$ 8,320	$ 476,720

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended June 30, 2010, 2009 and 2008

	Common Stock		Paid in	Retained	Unearned ESOP	Treasury	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Shares	Stock	Income (Loss)	Total
Balance – June 30, 2009	69,242	$ 7,274	$ 208,577	$ 309,687	$ (11,153)	$ (45,985)	$ 8,320	$ 476,720
Comprehensive income:								
Net income	-	-	-	6,812	-	-	-	6,812
Realized gain on securities available for sale, net of income tax expense of $634	-	-	-	-	-	-	(911)	(911)
Unrealized gain on securities available for sale, net of deferred income tax expense of $6,171	-	-	-	-	-	-	8,925	8,925
Non-credit related other-than-temporary impairment on securities held to maturity sold, net of deferred income tax expense of $228	-	-	-	-	-	-	326	326
Benefit plan, net of deferred income tax expense of $36	-	-	-	-	-	-	55	55
Total comprehensive income								15,207
ESOP shares committed to be released (145 shares)	-	-	30	-	1,455	-	-	1,485
Dividends contributed for payment of ESOP loan	-	-	107	-	-	-	-	107
Stock option expense	-	-	1,907	-	-	-	-	1,907
Treasury stock purchases	(898)	-	-	-	-	(8,753)	-	(8,753)
Restricted stock plan shares earned (251 shares)	-	-	3,084	-	-	-	-	3,084
Tax effect from stock-based compensation	-	-	(176)	-	-	-	-	(176)
Cash dividends declared ($0.20/public share)	-	-	-	(3,355)	-	-	-	(3,355)
Cash dividend to Kearny MHC	-	-	-	(300)	-	-	-	(300)
Balance – June 30, 2010	68,344	$ 7,274	$ 213,529	$ 312,844	$ (9,698)	$ (54,738)	$ 16,715	$ 485,926

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended June 30,		
	2010	2009	2008
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	**$ 6,812**	$ 6,391	$ 5,904
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	**1,745**	1,777	1,856
Net amortization of premiums, discounts and loan fees and costs	**952**	722	839
Deferred income taxes	**(15)**	673	(1,950)
Amortization of intangible assets	**22**	29	241
Amortization of benefit plans' unrecognized net loss, net of gain from curtailment	**143**	207	224
Provision for loan losses	**2,616**	317	94
Realized loss on sale of securities available for sale	**-**	415	-
Realized gain on sale of mortgage-backed securities available for sale	**(1,545)**	-	-
Realized loss on sale of mortgage-backed securities held to maturity	**1,036**	-	-
Loss on other-than-temporary impairment of securities	**206**	714	659
Realized gain on sale of deposits	**-**	(132)	-
Realized loss on disposition of premises and equipment	**13**	7	-
Realized gain on sale of real estate owned	**(8)**	-	-
Increase in cash surrender value of bank owned life insurance	**(556)**	(558)	(555)
ESOP, stock option plan and restricted stock plan expenses	**6,476**	6,683	6,725
(Increase) decrease in interest receivable	**(101)**	712	(921)
(Increase) decrease in other assets	**(4,021)**	170	2,503
Increase (decrease) in interest payable	**13**	(72)	878
(Decrease) increase in other liabilities	**(1,059)**	2,101	(249)
Net Cash Provided by Operating Activities	**12,729**	20,156	16,248

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended June 30,		
	2010	2009	2008
		(In Thousands)	
Cash Flows from Investing Activities			
Purchases of securities available for sale	$ -	$ -	$ (357)
Proceeds from sales of securities available for sale	-	1,353	48,476
Proceeds from calls and maturities of securities available for sale	-	35	661
Proceeds from repayments of securities available for sale	699	872	838
Purchases of securities held to maturity	(265,000)	-	-
Proceeds from calls and maturities of securities held to maturity	10,000	-	-
Purchases of loans	(31,216)	(67,698)	(102,228)
Net decrease (increase) in loans receivable	62,091	49,348	(59,319)
Proceeds from sale of real estate owned	495	-	-
Purchases of mortgage-backed securities available for sale	(224,643)	(77,364)	(224,188)
Principal repayments on mortgage-backed securities available for sale	182,836	137,741	152,694
Proceeds from sale of mortgage-backed securities available for sale	34,215	-	-
Principal repayments on mortgage-backed securities held to maturity	932	780	-
Proceeds from sale of mortgage-backed securities held to maturity	1,124	-	-
Additions to premises and equipment	(1,258)	(2,328)	(1,437)
Proceeds from cash settlement on premises and equipment	6	-	-
Purchase of bank owned life insurance	(3,010)	-	-
Purchases of FHLB stock	-	(459)	(9,386)
Redemptions of FHLB stock	83	585	472
Net Cash Provided by (Used in) Investing Activities	(232,646)	42,865	(193,774)
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	202,344	50,615	(32,639)
Payment in connection with sale of deposits	-	(8,254)	-
Repayment of long-term FHLB advances	-	(8,000)	(10,488)
Long-term FHLB advances	-	-	200,000
(Decrease) increase in advance payments by borrowers for taxes	(15)	(135)	389
Dividends paid to stockholders of Kearny Financial Corp.	(3,693)	(3,566)	(3,712)
Purchase of common stock of Kearny Financial Corp. for treasury	(8,753)	(13,962)	(7,738)
Treasury stock reissued	-	-	63
Dividends contributed for payment of ESOP loan	107	81	54
Tax (expense) benefit from stock based compensation	(176)	2	(21)
Net Cash Provided by Financing Activities	189,814	16,781	145,908
Net (Decrease) Increase in Cash and Cash Equivalents	(30,103)	79,802	(31,618)
Cash and Cash Equivalents - Beginning	211,525	131,723	163,341
Cash and Cash Equivalents - Ending	$181,422	$211,525	$131,723

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended June 30,		
	2010	2009	2008
		(In Thousands)	
Supplemental Disclosures of Cash Flows Information			
Cash paid during the year for:			
Income taxes, net of refunds	**$ 4,606**	$ 3,854	$ 1,946
Interest	**$ 36,308**	$ 44,272	$ 49,650
Non-cash investing activities:			
Real estate owned acquired in settlement of loans	**$ 543**	$ -	$ -
Mortgage-backed securities held to maturity received in exchange for equity security available for sale	**$ -**	$ 5,972	$ -

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of Kearny Financial Corp. (the "Company"), its wholly-owned subsidiaries, Kearny Federal Savings Bank (the "Bank") and Kearny Financial Securities, Inc., and the Bank's wholly-owned subsidiaries KFS Financial Services, Inc., Kearny Federal Investment Corp. and KFS Investment Corp., have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the evaluation of goodwill for impairment, identification of other-than-temporary impairment of securities and the determination of the amount of deferred tax assets which are more likely than not to be realized. Management believes that the allowance for loan losses represents its best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, impairment testing of goodwill and evaluation for other-than-temporary impairment of securities are done in accordance with GAAP; and deferred tax assets are properly recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Moreover, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments about information available to them at the time of their examination. Additionally, subsequent evaluations of the Company's goodwill that originated from the application of purchase accounting associated with the Company's prior acquisition of three community banks, could identify impairments to the intangible asset that would result in future charges to earnings. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Bank. The Bank is principally engaged in the business of attracting deposits from the general public at its 27 locations in New Jersey and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Loans originated or purchased by the Bank generally include loans collateralized by residential and commercial real estate augmented by secured and unsecured loans to businesses and consumers. The investment securities purchased by the Bank generally include U.S. agency mortgage-backed securities, U.S. government and agency debentures and bank-qualified municipal obligations. The Bank maintains a small balance of single issuer trust preferred securities and non-agency mortgage-backed securities which were acquired through the Company's purchase of other institutions and does not actively purchase such securities.

The Company's other subsidiary, Kearny Financial Securities, Inc., was organized in April 2005 under Delaware law as a Delaware Investment Company primarily to hold investment and mortgage-backed securities. At June 30, 2010 and during the three-year period then ended, Kearny Financial Securities, Inc. was considered inactive.

The Bank has three wholly owned subsidiaries: KFS Financial Services, Inc., Kearny Federal Investment Corp. and KFS Investment Corp. KFS Financial Services, Inc. was incorporated as a New Jersey corporation in 1994 under the name of South Bergen Financial Services, Inc., was acquired in Kearny's merger with

Note 1 - Summary of Significant Accounting Policies (Continued)

South Bergen Savings Bank in 1999 and was renamed KFS Financial Services, Inc. in 2000. It is a service corporation subsidiary organized for selling insurance products to Bank customers and the general public through a third party networking arrangement.

Kearny Federal Investment Corp. was organized in July 2004 under New Jersey law as a New Jersey Investment Company primarily to hold investment and mortgage-backed securities. In June 2008, Kearny Federal Investment Corp. was formally dissolved and its assets returned to its parent company, the Bank.

KFS Investment Corp. was organized in October 2007 under New Jersey law as a New Jersey Investment Company to potentially replace Kearny Federal Investment Corp. At June 30, 2010 and during the three-year period then ended, KFS Investment Corp. was considered inactive.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks, all with original maturities of three months or less.

Securities

In accordance with applicable accounting standards, the Company classifies its investment securities into one of three portfolios: held to maturity, available for sale or trading. Investments in debt securities that we have the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities or as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income ("OCI") component of stockholders' equity.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are "temporary" or "other-than-temporary".

The Company accounts for temporary impairments based upon their classification as either available for sale, held to maturity or managed within a trading portfolio. Temporary impairments on "available for sale" securities are recognized, on a tax-effected basis, through OCI with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, the Company does not adjust the carrying value of "held to maturity" securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is generally disclosed in periodic financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, the Company maintained no securities in trading portfolios at or during the periods presented in these financial statements.

The Company accounts for other-than-temporary impairments based upon several considerations. First, other-than-temporary impairments on securities that the Company has decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of the their fair value to a

Note 1 - Summary of Significant Accounting Policies (Continued)

level equal to or exceeding their amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of the securities' sale are applicable, then, for debt securities, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. A credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related, other-than-temporary impairments in earnings. However, noncredit-related, other-than-temporary impairments on debt securities are recognized in OCI.

Premiums and discounts on all securities are generally amortized/accreted to maturity by use of the level-yield method considering the impact of principal amortization and prepayments on mortgage-backed securities. Premiums on callable securities are generally amortized to the call date whereas discounts on such securities are accreted to the maturity date. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Risk

Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist of cash and cash equivalents, loans receivable and mortgage-backed securities. Cash and cash equivalents include deposits placed in other financial institutions. At June 30, 2010, the Company had interest-earning accounts totaling $5,932,000 and $172,204,000 in one money center bank and the Federal Home Loan Bank ("the FHLB") of New York, respectively, while non-interest-earning accounts held in these and other depository institutions totaled $3,286,000. Securities include concentrations of investments backed by U.S. government agencies, including the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Government National Mortgage Association ("Ginnie Mae") and the Small Business Administration ("SBA"). Lesser concentration risk exists in the Bank's municipal obligations, non-agency mortgage-backed securities and single issuer trust preferred securities due to comparatively lower total balances of such securities held by the Bank and the variety of issuers represented. The Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the state. Additionally, the Bank's lending policies limit the amount of credit extended to any single borrower and their related interests thereby limiting the concentration of credit risk to any single borrower.

Loans Receivable

Loans receivable, net are stated at unpaid principal balances, net of deferred loan origination fees and costs, purchased discounts and premiums and the allowance for loan losses. Certain direct loan origination costs net of loan origination fees, are deferred and amortized, using the level-yield method, as an adjustment of yield over the contractual lives of the related loans. Unearned premiums and discounts are amortized or accreted by use of the level-yield method over the contractual lives of the related loans.

Recognition of interest by the accrual method is generally discontinued when interest or principal payments are ninety days or more in arrears on a contractual basis, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectability no longer exist.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses

The allowance for loan losses is a valuation account that reflects the Company's estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the Company's loan review system. The Company charges losses on loans against the allowance as such losses are actually incurred. Recoveries on loans previously charged-off are added back to the allowance.

The Company's allowance for loan loss calculation methodology utilizes a "two-tier" loss measurement process that is performed monthly. Based upon the results of the classification of assets and credit file review processes described earlier, the Company first identifies the loans that must be reviewed individually for impairment. Loans eligible for individual impairment review generally represent the Company's larger and/or more complex loans including commercial mortgage loans, comprising multi-family, nonresidential real estate and construction loans, as well as the Company's commercial business loans. However, the Company may also evaluate certain individual one-to-four family mortgage loans, home equity loans and home equity lines of credit for impairment based upon certain risk factors. Factors considered in identifying individual loans to be reviewed include, but may not be limited to, delinquency status, size of loan, type and condition of collateral and the financial condition of the borrower.

A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management measures the amount of impairment associated with that loan. Impairment is generally defined as the difference between the carrying value and fair value of a loan where former exceeds the latter. For the collateral dependent mortgage loans that comprise the large majority of the Company's portfolio, the fair value of the real estate collateralizing the loan serves as a practical expedient for that of the impaired loan itself. Such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser. As supported by the accounting and regulatory guidance, the fair value of the collateral is further reduced by estimated selling costs when such costs are expected to reduce the cash flows available to repay the loan.

The Company establishes specific valuation allowances in the fiscal period during which the loan impairments are identified. The results of management's specific loan impairment evaluation are validated by the Company's third party loan review firm during their quarterly, independent review. Such valuation allowances are adjusted in subsequent fiscal periods, where appropriate, to reflect any changes in carrying value or fair value identified during subsequent impairment evaluations which are updated monthly by management.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise reviewed individually for impairment. Such loans generally comprise large groups of smaller-balance homogeneous loans, such as one-to-four family mortgage loans, home equity loans and home equity lines of credit and consumer loans, that may generally be excluded from individual impairment analysis and instead collectively evaluated for impairment. Such loans also include the remaining non-impaired loans of the larger and/or more complex types, such as the Company's commercial mortgage and business loans, which were not individually reviewed for impairment.

Note 1 - Summary of Significant Accounting Policies (Continued)

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company's loan portfolio. These segments aggregate homogeneous subsets of loans with similar risk characteristics based upon loan type. For allowance for loan loss calculation and reporting purposes, the Company currently stratifies its loan portfolio into six primary categories: residential mortgage loans, multi-family mortgage loans, nonresidential mortgage loans, construction loans, commercial business loans and consumer loans. Within these broad categories, the Company defines certain segments. For example, the residential mortgage loan category comprises four primary segments including one-to-four family originated mortgage loans, one-to-four family purchased loans, home equity loans and home equity lines of credit. Commercial real estate loans, comprising the multi-family and nonresidential mortgage loan categories are each grouped into participations originated through the Thrift Institutions Community Investment Corporation of New Jersey ("TICIC"), a subsidiary of the New Jersey Bankers Association, and other (non-TICIC) loans. Construction loans segments also differentiate between TICIC participations and other (non-TICIC) loans while also grouping loans by underlying property types such as one-to-four family, multi-family and nonresidential construction loans. Commercial business loans are generally grouped by collateral type while consumer loans are broken into segments based on both collateral type and/or purpose.

In regard to historical loss factors, the Company's allowance for loan loss calculation calls for an analysis of historical charge-offs and recoveries for each of the defined segments within the loan portfolio. The Company currently utilizes a two-year moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. During earlier fiscal years, the Company had generally utilized a five-year "look-back" period to determine the average charge-off history used in the calculation of historical loss factors. The Company reduced that "look-back" period to two years during fiscal 2010 to better reflect the level of actual losses incurred during the current credit cycle in the calculation of its historical loss factors. The outstanding principal balance of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company's historical loss experience.

As noted, the Company's allowance for loan loss calculation also utilizes environment loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in delinquencies and non-accrual loans; the effects of changes in credit policy; the experience, ability and depth of the lending function's management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. For each segment of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk). The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each segment. The outstanding principal balance of each loan segment is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

The sum of the probable and estimable loan losses calculated through the first and second tiers of the loss measurement processes as described above, represents the total targeted balance for the Company's allowance for loan losses at the end of a fiscal period. As noted earlier, the Company establishes all additional specific valuation allowances in the fiscal period during which additional loan impairments are identified. This step is generally performed by transferring the required additions to specific valuation allowances on impaired loans from the balance of Company's general valuation allowances. After establishing all specific valuation allowances relating to impaired loans, the Company then compares the remaining actual balance of its general

Note 1 - Summary of Significant Accounting Policies (Continued)

valuation allowance to the targeted balance calculated at the end of the fiscal period. The Company adjusts its balance of general valuation allowances through the provision for loan losses as required to ensure that the balance of the allowance for loan losses reflects all probable and estimable loans losses at the close of the fiscal period. Any balance of general valuation allowances in excess of the targeted balance is reported as unallocated with such balances attributable to probable losses within the loan portfolio relating to environmental factors within one or more non-specified loan segments. Notwithstanding calculation methodology and the noted distinction between specific and general valuation allowances, the Company's entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.

Although management believes that specific and general loan losses are established in accordance with management's best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

Premises and Equipment

Land is carried at cost. Buildings and improvements, furnishings and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

	Years
Building and improvements	10 - 50
Furnishings and equipment	4 - 20
Leasehold improvements	Shorter of useful lives or lease term

Construction in progress primarily represents facilities under construction for future use in our business and includes all costs to acquire land and construct buildings, as well as capitalized interest during the construction period. Interest is capitalized at the Bank's average cost of interest-bearing liabilities.

Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are charged to operations in the year incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

Federal Home Loan Bank Stock

Federal law requires a member institution of the FHLB system to hold restricted stock of its district FHLB according to a predetermined formula. The restricted stock is carried at cost, less any applicable impairment.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets principally represent the excess cost over the fair value of the net assets of the institutions acquired in purchase transactions. Goodwill is evaluated annually by reporting unit and an impairment loss recorded if indicated. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the

Note 1 - Summary of Significant Accounting Policies (Continued)

extent that the carrying amount of goodwill exceeds its implied fair value. No impairment charges were required to be recorded in the years ended June 30, 2010, 2009 or 2008. If an impairment loss is determined to exist in the future, such loss will be reflected as an expense in the consolidated statements of income in the period in which the impairment loss is determined. The balance of other intangible assets, which were limited to unamortized yield adjustments on purchased deposits, were fully amortized by June 30, 2010.

Bank Owned Life Insurance

Bank owned life insurance is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset value is recorded as a component of non-interest income. Effective July 1, 2008, the Company adopted revised accounting guidance concerning accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements. The Company recognized the cumulative effect of adopting the consensus by recording a deferred liability of approximately $480,000, representing the estimated cost of postretirement life insurance benefits accruing to applicable employees and directors covered by an endorsement split-dollar life insurance arrangement, offset by an equivalent adjustment to retained earnings. The Company recorded additional expense of approximately $39,000 and $33,000 for the years ended June 30, 2010 and 2009, respectively, attributable to the increase in the deferred liability.

Income Taxes

The Company and its subsidiaries file consolidated federal income tax returns. Federal income taxes are allocated to each entity based on their respective contributions to the taxable income of the consolidated income tax returns. Separate state income tax returns are filed for the Company and each of its subsidiaries on an unconsolidated basis.

Federal and state income taxes have been provided on the basis of the Company's income or loss as reported in accordance with GAAP. The amounts reflected on the Company's state and federal income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial statement reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided for the full amount which is not more likely than not to be realized.

Effective July 1, 2007, the Company adopted revised accounting guidance concerning accounting for uncertainty in income taxes. The guidance provided clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with applicable accounting standards. The guidance prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Note 1 - Summary of Significant Accounting Policies (Continued)

The Company's indentified no significant income tax uncertainties through the evaluation of its income tax positions for the year ended June 30, 2010. Therefore, the Company recognized no adjustment for unrecognized income tax benefits during fiscal 2010. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income. The Company recognized interest and penalties of $-0-, $-0- and $45,000 during the years ended June 30, 2010, 2009, and 2008, respectively. The tax years subject to examination by the taxing authorities are the years ended June 30, 2009, 2008 and 2007.

Other Comprehensive Income

The Company records unrealized gains and losses, net of deferred income taxes, on available for sale securities and mortgage-backed securities in accumulated other comprehensive income. Unrealized losses on available for sale securities recorded through OCI are generally considered "temporary" security impairments. However, the Company also records noncredit-related, "other-than-temporary" security impairments on both the available for sale and held to maturity debt securities, where applicable, through OCI in circumstances where the sale of the security is unlikely. Realized gains and losses, if any, are reclassified to non-interest income upon sale of the related securities The Company has elected to report the effects of OCI in the consolidated statements of stockholders' equity.

OCI also includes benefit plans amounts recognized in accordance with applicable accounting standards. This adjustment to OCI reflects, net of tax, transition obligations, prior service costs and unrealized net losses that had not been recognized in the consolidated financial statements prior to the implementation of those standards.

Interest Rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Taken together, these activities present interest rate risk to the Company's earnings and capital that generally arise from differences between the timing of rate changes and the timing of cash flows (re-pricing risk); from changing rate relationships among yield curves that affect bank activities (basis risk); from changing rate relationships across the spectrum of maturities (yield curve risk); and from interest-rate-related options embedded in bank products (option risk).

In particular, interest rate risk within the Bank's balance sheet results from the generally shorter duration of its interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising rate environment, liabilities will re-price faster than assets. As a result, the Bank's cost of interest-bearing liabilities will increase faster than its yield on interest-earning assets, thereby reducing the Bank's net interest rate spread and net interest margin and adversely impacting net income. A similar result occurs when the interest rate yield curve "flattens"; that is, when increases in shorter term market interest rates outpace the change in longer term market interest rates or when decreases in longer term interest rates outpace the change in shorter term interest rates. In both cases, the re-pricing characteristics of the Bank's assets and liabilities result in a decrease in the Bank's net interest rate spread and net interest margin.

Conversely, an overall reduction in market interest rates, or a "steepening" of the yield curve, generally enhances the Bank's net interest rate spread and net interest margin which, in turn, enhances net income. However, the positive effect on earnings from such movements in interest rates may be diminished as the pace of borrower refinancing increases resulting in the Company's higher yielding loans and mortgage-backed securities being replaced with lower yielding assets at an accelerated rate.

Note 1 - Summary of Significant Accounting Policies (Continued)

For these reasons, management regularly monitors the maturity and re-pricing structure of the Bank's assets and liabilities throughout a variety of interest rate scenarios in order to measure and manage its level of interest-rate risk in relation to the goals and objectives of its strategic business plan.

Net Income per Common Share ("EPS")

Basic EPS is based on the weighted average number of common shares actually outstanding adjusted for the Employee Stock Ownership Plan ("the ESOP") shares not yet committed to be released. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding.

Stock Compensation Plans

Upon approval of the Kearny Financial Corp. 2005 Stock Compensation and Incentive Plan on October 24, 2005, the Company adopted applicable accounting standards requiring the expensing of the fair value of all options granted over their vesting periods and the fair value of all share-based compensation granted over the requisite service periods.

Advertising Expenses

The Company expenses advertising and marketing costs as incurred.

Reclassification

Certain amounts as of and for the years ended June 30, 2009 and 2008 have been reclassified to conform to the current year's presentation.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the consolidated statement of condition date of June 30, 2010, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Proposed Acquisition of Central Jersey Bancorp

On May 25, 2010, the Company and the Bank entered into an Agreement and Plan of Merger (the "Merger Agreement") with Central Jersey Bancorp ("Central Jersey") and its wholly owned subsidiary, Central Jersey Bank, National Association ("Central Jersey Bank"), pursuant to which Central Jersey will merge with a to-be-formed subsidiary of the Company and thereby become a wholly owned subsidiary of Company (the "Merger"). Immediately thereafter, Central Jersey Bank will merge with and into the Bank (the "Bank Merger"). Central Jersey Bank will operate as a division of the Bank for at least 18 months after closing. At June 30, 2010, Central Jersey Bank had $576.8 million in assets and 13 branch offices in Monmouth and Ocean Counties, New Jersey.

Under the terms of the Merger Agreement, shareholders of Central Jersey will receive $7.50 in cash (the "Merger Consideration") for each share of Central Jersey common stock held. The Merger Agreement also

Note 1 - Summary of Significant Accounting Policies (Continued)

provides that all options to purchase Central Jersey stock that are outstanding and unexercised immediately prior to the closing under Central Jersey's various stock option plans will be cancelled in exchange for a cash payment equal to the positive difference between $7.50 and the exercise price. The estimated aggregate value of the transaction is $72.3 million.

Central Jersey will use its best efforts to redeem the 11,300 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A previously issued to the U.S. Department of Treasury under the TARP Capital Purchase Plan immediately before or contemporaneously with closing. The warrant issued to the U.S. Treasury in connection with Treasury's preferred stock investment will be converted into the right to receive the difference between $7.50 and the warrant exercise price times the number of shares covered by the warrant.

Consummation of the Merger is subject to certain conditions, including, among others, approval of the Merger by shareholders of Central Jersey, governmental filings and regulatory approvals and expiration of applicable waiting periods, absence of litigation, accuracy of specified representations and warranties of the other party, and obtaining material permits and authorizations for the lawful consummation of the Merger and the Bank Merger. The Merger is also conditioned upon Central Jersey's nonperforming assets, as defined in the Merger Agreement, not exceeding $20.0 million between March 31, 2010 and the Closing Date.

The transaction is expected to close during the Company's second fiscal quarter ending December 31, 2010.

Merger-related Expenses

Merger-related expenses are recorded in the Consolidated Statements of Income and include costs relating to Kearny Financial Corp.'s proposed acquisition of Central Jersey Bancorp as described above. These charges represent one-time costs associated with acquisition activities and do not represent ongoing costs of the fully integrated combined organization. Accounting guidance requires that acquisition-related transaction and restructuring costs incurred by the Company after June 30, 2009 be charged to expense as incurred. Previously, such expenses were included as part of the consideration paid and effectively recorded as an adjustment to goodwill.

Note 2 – Recent Accounting Pronouncements

In June 2009, the FASB issued guidance concerning accounting for transfers of financial assets, an amendment to previous guidance on the topic. This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement in transferred financial assets. Specifically, among other aspects, this guidance amends previous guidance concerning accounting for transfers and servicing of financial assets and extinguishments of liabilities by removing the concept of a qualifying special-purpose entity from previous guidance on transfers and servicing and removes the exception from applying previous guidance on transfers and servicing to variable interest entities that are qualifying special-purpose entities. It also modifies the financial-components approach used in previous guidance. This guidance is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In June 2009, the FASB issued guidance concerning consolidation of variable interest entities to require an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the

Note 2 – Recent Accounting Pronouncements (Continued)

power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance also amends previous guidance to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In October 2009, the FASB issued guidance concerning accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. The guidance amends earlier guidance and provides direction for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity's own shares should be measured at fair value in accordance with the guidance on fair value measurements and disclosures and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendments also require several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the amendments are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In January 2010, the FASB issued guidance concerning fair value measurement and disclosures. The guidance mandates additional disclosure requiring that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers while also requiring that in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The guidance clarifies existing fair value disclosure requirements such that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. Moreover, a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This guidance also includes conforming amendments regarding employers' disclosures about postretirement benefit plan assets. The conforming amendments change the terminology from "major categories" of assets to "classes" of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The implementation of the new pronouncement during the quarter ended March 31, 2010 did not have a material impact on the Company's consolidated financial position or results of operations. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements for those disclosures that go into effect during fiscal 2011.

Note 2 – Recent Accounting Pronouncements (Continued)

In April, 2010, the FASB issued amended guidance that codifies the consensus reached regarding the effect of a loan modification when the loan is part of a pool that is accounted for as a single asset. The amendments to the Codification provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amended guidance does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. The amended guidance is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Early application is permitted. Upon initial adoption of ASU 2010-18, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In July, 2010, the FASB issued guidance concerning disclosures about the credit quality of financing receivables and the allowance for credit losses that will help investors assess the credit risk of a company's receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures. This guidance requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. The amendments in this guidance apply to all public and nonpublic entities with financing receivables. Financing receivables include loans and trade accounts receivable. However, short-term trade accounts receivable, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from these disclosure amendments. The effective date of the guidance differs for public and nonpublic companies. For public companies, the amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. For nonpublic companies, the amendments are effective for annual reporting periods ending on or after December 15, 2011. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Note 3 – Stock Offering and Stock Repurchase Plans

On June 7, 2004, the Board of Directors of the Company and the Bank adopted a plan of stock issuance pursuant to which the Company subsequently sold common stock representing a minority ownership of the estimated pro forma market value of the Company to eligible depositors of the Bank. Kearny MHC (the "MHC") retained 70% of the outstanding common stock, or 50,916,250 shares. The MHC is a federally-chartered mutual holding company organized on March 30, 2001, and is subject to regulation by the Office of Thrift Supervision. So long as the MHC is in existence, it will continue to own a majority of the outstanding common stock of the Company.

Note 3 – Stock Offering and Stock Repurchase Plans (Continued)

On January 18, 2007, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 1,036,634 shares, or 5% of the Company's outstanding stock held by persons other than Kearny MHC. During the year ended June 30, 2007, the Company purchased in the open market 516,600 shares at a cost of $7,175,000, or approximately $13.89 per share. During the year ended June 30, 2008, the Company completed this stock purchase plan, purchasing in the open market 520,034 shares at a total cost of $6,194,000, or approximately $11.91 per share.

On April 23, 2008, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 985,603 shares, or 5% of the Company's outstanding stock held by persons other than Kearny MHC. During the year ended June 30, 2008, the Company purchased in the open market 139,300 shares at a cost of $1,544,000, or approximately $11.09 per share. During the year ended June 30, 2009, the Company completed this stock purchase plan, purchasing in the open market 846,303 shares at a total cost of $9,787,000, or approximately $11.56 per share.

On March 3, 2009, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 936,323 shares, or 5% of the Company's outstanding stock held by persons other than Kearny MHC. During the year ended June 30, 2009, the Company purchased in the open market 401,100 shares at a cost of $4,175,000, or approximately $10.41 per share. During the year ended June 30, 2010, the Company completed this stock purchase plan, purchasing in the open market 535,223 shares at a total cost of $5,469,000, or approximately $10.22 per share.

On May 26, 2010, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 889,506 shares, or 5% of the Company's outstanding stock held by persons other than Kearny MHC. During the year ended June 30, 2010, the Company purchased in the open market 362,100 shares at a cost of $3,284,000, or approximately $9.07 per share.

During the years ended June 30, 2010, 2009 and 2008, the federally chartered mutual holding company of the Company, Kearny MHC, waived its right, upon non-objection from the Office of Thrift Supervision, to receive cash dividends of $9,883,000, $10,183,000 and $10,183,000, respectively, declared by the Company during the year. The MHC elected to receive $300,000 of such dividends during fiscal 2010.

Note 4 - Securities Available for Sale

Amortized cost, gross unrealized gains and losses and estimated fair value of securities at June 30, 2010 and 2009 and stratification by contractual maturity of securities at June 30, 2010 are presented below:

	June 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
	(In Thousands)			
Debt securities:				
Trust preferred securities	$ 8,855	$ -	$ 2,255	$ 6,600
U.S. agency securities	3,980	1	39	3,942
Obligations of state and political subdivisions	18,125	830	-	18,955
Total debt securities	30,960	831	2,294	29,497
Mortgage pass-through securities:				
Government National Mortgage Association	14,660	999	31	15,628
Federal Home Loan Mortgage Corporation	263,481	10,267	44	273,704
Federal National Mortgage Association	395,273	18,884	34	414,123
Total mortgage pass-through securities	673,414	30,150	109	703,455
Total securities available for sale	$ 704,374	$ 30,981	$ 2,403	$ 732,952

	At June 30, 2010	
	Amortized Cost	Fair Value
	(In Thousands)	
Debt securities available for sale:		
Due in one year or less	$ -	$ -
Due after one year through five years	5,220	5,490
Due after five years through ten years	13,026	13,582
Due after ten years	12,714	10,425
	$ 30,960	$ 29,497

Note 4 - Securities Available for Sale (Continued)

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
	(In Thousands)			
Debt securities:				
Trust preferred securities	$ 8,846	$ 40	$ 3,756	$ 5,130
U.S. agency securities	4,645	-	88	4,557
Obligations of state and political subdivisions	18,167	237	64	18,340
Total debt securities	31,658	277	3,908	28,027
Mortgage pass-through securities:				
Government National Mortgage Association	17,620	861	50	18,431
Federal Home Loan Mortgage Corporation	282,068	7,980	580	289,468
Federal National Mortgage Association	365,439	10,723	276	375,886
Total mortgage pass-through securities	665,127	19,564	906	683,785
Total securities available for sale	$ 696,785	$ 19,841	$ 4,814	$ 711,812

During the years ended June 30, 2010, 2009 and 2008, proceeds from sales of securities available for sale totaled $34,215,000, $7,325,000 and $48,476,000 and resulted in gross gains of $1,545,000, $-0- and $57,000 and gross losses of $-0-, $415,000 and $57,000, respectively.

At June 30, 2010 and 2009, securities available for sale with carrying value of approximately $243,744,000 and $245,238,000, respectively, were utilized as collateral for borrowings via repurchase agreements through the FHLB of New York. As of those same dates, securities available for sale with carrying value of approximately $1,421,000 and $1,634,000, respectively, were pledged to secure public funds on deposit.

At June 30, 2010 and 2009, all obligations of states and political subdivisions were guaranteed by insurance policies issued by various insurance companies.

The Company's available for sale mortgage-backed securities are generally secured by residential mortgage loans with contractual maturities of 15 years or greater. However, the effective lives of those securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-though securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers.

Note 5 – Securities Held to Maturity

Amortized cost, gross unrealized gains and losses and estimated fair value of securities at June 30, 2010 and 2009 and stratification by contractual maturity of securities at June 30, 2010 are presented below:

	June 30, 2010			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)			
Debt securities:				
U.S. agency securities	$ 255,000	$ 1,914	$ -	$ 256,914
Total debt securities	255,000	1,914	-	256,914
Mortgage-related securities:				
Collateralized mortgage obligations:				
Federal Home Loan Mortgage Corporation	99	12	-	$ 111
Federal National Mortgage Association	767	71	1	837
Non-agency securities	310	2	43	269
Total collateralized mortgage obligations	1,176	85	44	1,217
Mortgage pass-through securities:				
Federal Home Loan Mortgage Corporation	168	5	-	173
Federal National Mortgage Association	356	9	1	364
Total mortgage pass-through securities	524	14	1	537
Total mortgage-related securities	1,700	99	45	1,754
Total securities held to maturity	$ 256,700	$ 2,013	$ 45	$ 258,668

	At June 30, 2010	
	Amortized Cost	Fair Value
	(In Thousands)	
Debt securities held to maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	200,000	201,571
Due after five years through ten years	40,000	40,071
Due after ten years	15,000	15,272
	$ 255,000	$ 256,914

Note 5 – Securities Held to Maturity (Continued)

	June 30, 2009			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In Thousands)		
Mortgage-related securities:				
Collateralized mortgage obligations:				
Federal Home Loan Mortgage Corporation	$ 175	$ 14	$ -	$ 189
Federal National Mortgage Association	1,030	72	3	1,099
Non-agency securities	2,509	2	731	1,780
Total collateralized mortgage obligations	3,714	88	734	3,068
Mortgage pass-through securities:				
Federal Home Loan Mortgage Corporation	198	2	-	200
Federal National Mortgage Association	409	2	1	410
Total mortgage pass-through securities	607	4	1	610
Total mortgage-related securities	4,321	92	735	3,678
Total securities held to maturity	$ 4,321	$ 92	$ 735	$ 3,678

During the year ended June 30, 2010, proceeds from sales of securities held to maturity totaled $1,124,000, and resulted in gross losses of $1,036,000. The proceeds and losses were fully attributable to the sale of the Company's non-investment grade, non-agency collateralized mortgage obligations. These securities were originally acquired as investment grade securities upon the in-kind redemption of the Bank's interest in the AMF Fund during the first quarter of fiscal 2009. The ratings of these securities subsequently declined below investment grade with most ultimately being identified as other-than-temporarily impaired resulting in their eligibility for sale from the held-to-maturity portfolio during fiscal 2010. There were no sales of securities from the held to maturity portfolio during the prior fiscal years ended June 30, 2009 and 2008.

Held to maturity securities were not utilized as collateral for borrowings nor pledged to secure public funds on deposit during the fiscal year ended June 30, 2010.

The Company's held to maturity collateralized mortgage obligations and mortgage-backed securities are generally secured by residential mortgage loans with contractual maturities of 15 years or greater. However, the effective lives of those securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-though securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers. In addition to mortgage pass-through securities, the held to maturity portfolio also contains collateralized mortgage obligations. Such securities generally represent individual tranches within a larger investment vehicle that is designed to distribute cash flows received on securitized mortgage loans to investors in a manner determined by the overall terms and structure of the investment vehicle and those applying to the individual tranches within that structure.

Note 6 – Impairment of Securities

The following four tables summarize the fair values and gross unrealized losses within the available for sale and held to maturity portfolios at June 30, 2010 and June 30, 2009. The gross unrealized losses, presented by security type, represent temporary impairments of value within each portfolio as of the dates presented. Temporary impairments within the available for sale portfolio have been recognized through other comprehensive income as reductions in stockholders' equity on a tax-effected basis.

The tables are followed by a discussion that summarizes the Company's rationale for recognizing certain impairments as "temporary" versus those identified as "other-than-temporary". Such rationale is presented by investment type and generally applies consistently to both the "available for sale" and "held to maturity" portfolios, except where specifically noted. As noted earlier, the Company's mortgage-backed securities held in the available for sale and held to maturity portfolios are generally secured by residential mortgage loans.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
Securities available for sale:						
June 30, 2010:						
Trust preferred securities	$ -	$ -	$ 5,600	$ 2,255	$ 5,600	$ 2,255
U.S. agency securities	-	-	3,667	39	3,667	39
Mortgage pass-through securities	559	4	906	105	1,465	109
Total	$ 559	$ 4	$ 10,173	$ 2,399	$ 10,732	$ 2,403
June 30, 2009:						
Trust preferred securities	$ -	$ -	$ 4,090	$3,756	$ 4,090	$3,756
U.S. agency securities	79	1	4,451	87	4,530	88
Obligations of state and political subdivisions	-	-	3,767	64	3,767	64
Mortgage pass-through securities	31,356	546	22,085	360	53,441	906
Total	$31,435	$547	$34,393	$4,267	$65,828	$4,814

The number of available for sale securities with unrealized losses at June 30, 2010 totaled 28 and included four trust preferred securities, six U.S. agency securities, and 18 mortgage-backed securities. The number of available for sale securities with unrealized losses at June 30, 2009 totaled 80 and included four trust preferred securities, eight U.S. agency securities, 12 obligations of state and political subdivisions and 56 mortgage-backed securities.

Note 6 – Impairment of Securities (Continued)

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
Securities held to maturity:						
June 30, 2010:						
Collateralized mortgage obligations	**$ 76**	**$ 3**	**$ 218**	**$ 41**	**$ 294**	**$ 44**
Mortgage pass-through securities	**66**	**1**	**-**	**-**	**66**	**1**
Total	**$ 142**	**$ 4**	**$ 218**	**$ 41**	**$ 360**	**$ 45**
June 30, 2009:						
Collateralized mortgage obligations	$ 1,570	$ 734	$ -	$ -	$ 1,570	$ 734
Mortgage pass-through securities	120	1	-	-	120	1
Total	$ 1,690	$ 735	$ -	$ -	$ 1,690	$ 735

The number of held to maturity securities with unrealized losses at June 30, 2010 totaled 23 and included one mortgage-backed security and 22 collateralized mortgage obligations. The number of held to maturity securities with unrealized losses at June 30, 2009 totaled 47 and included seven mortgage-backed securities and 40 collateralized mortgage obligations.

U.S. Agency Mortgage-backed Securities

The carrying value of the Company's agency mortgage-backed securities totaled $704.8 million at June 30, 2010 and comprised 71.2% of total investments and 30.1% of total assets as of that date. This category of securities generally includes mortgage pass-through securities and collateralized mortgage obligations issued by U.S. government-sponsored entities such as Ginnie Mae, Fannie Mae and Freddie Mac who guarantee the contractual cash flows associated with those securities. Those guarantees were strengthened during the 2008-2009 financial crisis during which time Fannie Mae and Freddie Mac were placed into receivership by the federal government. Through those actions, the U.S. government effectively reinforced the guarantees of their agencies thereby assuring the creditworthiness of the mortgage-backed securities issued by those agencies.

With credit risk being reduced to negligible levels due to the U.S. government's support of these agencies, the unrealized losses on the Company's investment in U.S. agency mortgage-backed securities are due largely to the combined effects of several market-related factors. First, movements in market interest rates significantly impact the average lives of mortgage-backed securities by influencing the rate of principal prepayment attributable to refinancing activity. Changes in the expected average lives of such securities significantly impact their fair values due to the extension or contraction of the cash flows that an investor expects to receive over the life of the security.

Note 6 – Impairment of Securities (Continued)

Historically, lower market interest rates generally prompt greater refinancing activity thereby shortening the average lives of mortgage-backed securities and vice-versa. However, prepayment rates are also influenced by fluctuating real estate values and the overall availability of credit in the marketplace which significantly impacts the ability of borrowers to refinance. The deteriorating real estate market values and reduced availability of credit that has characterized the residential real estate marketplace over the past two years has significantly slowed both real estate purchase and refinancing activities. Consequently, prepayment rates on mortgage-backed securities have generally slowed thereby extending their average lives. The impact of these factors on overall prepayment speeds was partially offset during fiscal 2010 by the accelerated repurchase of delinquent loans out of mortgage-backed security pools by the agencies. The completion of the "bulk" repurchases of delinquent loans by the agencies by June 30, 2010 is expected to generally result in a return to slower prepayment speeds and extended average lives for agency mortgage-backed securities during fiscal 2011.

The market price of mortgage-backed securities, being the key measure of the fair value to an investor in such securities, is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of a security decreases its price. During fiscal 2008 and fiscal 2009, the volatility and uncertainty in the marketplace had reduced the overall level of demand for mortgage-backed securities which generally had an adverse impact on their prices in the open market. This was further exacerbated by many larger institutions shedding mortgage-related assets to shrink their balance sheets for capital adequacy purposes thereby increasing the supply of such securities.

During fiscal 2010, however, institutional demand for mortgage-backed securities increased reflecting greater stability and liquidity in the financial markets coupled with the intervention of the Federal Reserve as a buyer/holder of such securities. As a result, market prices of agency mortgage-backed securities generally reflected the positive impact of these factors during fiscal 2010.

In sum, the factors influencing the fair value of the Company's U.S. agency mortgage-backed securities, as described above, generally result from movements in market interest rates and changing real estate and financial market conditions which affect the supply and demand for such securities. Inasmuch as such market conditions fluctuate over time, the impairments of value arising from these changing market conditions are both "noncredit-related" and "temporary" in nature.

The Company has the stated ability and intent to "hold to maturity" those securities so designated. Moreover, the Company has both the ability and intent, as of the periods presented, to hold the temporarily impaired available for sale securities until the fair value of the securities recover to a level equal to or greater than the Company's amortized cost. As of June 30, 2010, the Company has not decided to sell the securities. Additionally, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date.

Finally, the Company purchased these securities at either discounts or nominal premiums relative to their par amounts. Accordingly, the Company expects that the securities will not be settled for a price less than their amortized cost.

In light of the factors noted above, the Company does not consider its U.S. agency mortgage-backed securities with unrealized losses at June 30, 2010 to be "other-than-temporarily" impaired as of that date.

Note 6 – Impairment of Securities (Continued)

Non-agency Mortgage-backed Securities.

The carrying value of the Company's non-agency mortgage-backed securities totaled $310,000 at June 30, 2010 and comprised less than one percent of total investments and total assets as of that date. As noted earlier, all such securities were acquired during fiscal 2009 when the Company invoked a redemption-in-kind relating to its prior investment in the AMF Fund.

Unlike agency mortgage-backed securities, non-agency collateralized mortgage obligations are not explicitly guaranteed by a U.S. government sponsored entity. Rather, such securities generally utilize the structure of the larger investment vehicle to reallocate credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying mortgage loans. The creditworthiness of certain tranches may also be further enhanced by additional credit insurance protection embedded within the terms of the total investment vehicle.

The Company monitors the general level of credit risk for each of its non-agency mortgage-backed securities based upon the ratings assigned to its specific tranches by one or more credit rating agencies. The level of such ratings, and changes thereto, is one of several factors considered by the Company in identifying those securities that may be other-than-temporarily impaired. For example, all impaired non-agency mortgage-backed securities that are rated below investment grade are reviewed individually to determine if such impairment is other-than-temporary.

Additional factors considered by the Company in identifying its other-than-temporarily impaired securities include, but are not limited to, the severity and duration of the impairment, the payment performance of the underlying mortgage loans and trends relating thereto, the original terms of the underlying loans regarding credit quality (ex. Prime, Alt-A), the geographic distribution of the real estate collateral supporting those loans and any current or anticipated declines in associated collateral values, as well as the degree of protection against credit losses afforded to the Company's security through the structural characteristics of the larger investment vehicle as noted above. Based upon these additional factors, the impairment of certain investment grade securities may also be reviewed for other-than-temporary impairment.

Securities determined to be potentially other-than-temporarily impaired are individually analyzed to determine the "credit-related" and "noncredit-related" portions of the impairment. As noted earlier, a credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost. Projected cash flows for the Company's non-agency mortgage-backed securities are modeled using an automated securities analytics system that is commonly used by institutional investors and the broker/dealer community. The system generates an individual tranche's projected cash flows based upon several input assumptions regarding the payment performance of the mortgage loans underlying the larger investment vehicle of which the Company's tranche is a part. Such assumptions include, but may not be limited to, loan prepayment rates, loan default rates, and the severity of actual losses on defaulting loans. The Company generally bases the input values for these assumptions on historical data reported by the analytics system. The Company then calculates the present value of those cash flows based upon the appropriate discount rate required by the applicable accounting guidance.

Note 6 – Impairment of Securities (Continued)

The impairments of those securities whose cash flows, when present valued, fall below the Company's amortized cost due to expected principal losses are identified as other-than-temporary. The amount by which the present value of the expected cash flows falls below the Company's amortized cost of the security is identified as the credit-related portion of the other-than-temporary impairment. The remaining portion, where applicable, is identified as noncredit-related, other-than-temporary impairment.

The impairments of those individually analyzed securities whose cash flows, when present valued, exceed the Company's amortized cost or otherwise reflect no expected principal losses, are generally identified as temporary. Similarly, the impairments associated with those securities that have generally retained their investment-grade credit rating and whose additional factors, as noted above, are not characterized by potentially adverse attributes, are also generally identified as temporary. In such cases, the Company attributes the unrealized losses to the same fluctuating market-related factors as those affecting agency mortgage-backed securities, noting, in particular, the comparatively greater temporary adverse effect on fair value arising from the general illiquidity of non-agency, investment grade mortgage-backed securities in the marketplace compared to agency-guaranteed mortgage-backed securities. In light of these factors, the related impairments are defined as "temporary".

The classification of impairment as "temporary" is generally reinforced by the Company's stated intent and ability to "hold to maturity" all of its non-agency mortgage-backed securities which allows for an adequate timeframe during which the fair values of the impaired securities are expected to recover to the level of their amortized cost. However, in the event of a severe deterioration of a security's credit characteristics – including, but not limited to, a reduction in credit rating from investment grade to below investment grade and/or the recognition of credit-related impairment resulting from actual or expected deterioration of cash flows - the Company may re-evaluate and restate its intent to hold an impaired security until the expected recovery of its amortized cost.

For example, during the fourth quarter of fiscal 2010, the Company re-evaluated its intent regarding the retention or sale of its impaired, nonagency collateralized mortgage obligations whose credit-ratings had fallen below investment grade. The Company considered the combined effects of the severe deterioration of the securities' credit-ratings since their acquisition as investment grade securities and the actual and anticipated cash flow losses that characterized most of the securities. Based on these factors, the Company modified its intent regarding these impaired securities during the quarter ended June 30, 2010 from "hold to recovery of amortized cost" to "sell" and sold such securities prior to the end of that same quarter.

At June 30, 2010, the Company's remaining portfolio of non-agency CMOs totaled 20 securities with an aggregate outstanding balance of approximately $310,000. These securities, all of which remain in the held-to-maturity portfolio, are rated as investment grade at June 30, 2010. Consequently, the Company has not decided to sell any portion of the remaining balance of its non-agency mortgage-backed securities as of June 30, 2010. Additionally, the Company has concluded that the possibility of being required to sell such securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date.

In light of the factors noted above, the Company does not consider its balance of non-agency mortgage-backed securities with unrealized losses at June 30, 2010 to be "other-than-temporarily" impaired as of that date.

Note 6 – Impairment of Securities (Continued)

U.S. Agency Securities

The carrying value of the Company's U.S. agency debt securities totaled $258.9 million at June 30, 2010 and comprised 26.2% of total investments and 11.1% of total assets as of that date. Such securities are comprised of $255.0 million of U.S. agency debentures and $3.9 million of securitized pools of loans issued and fully guaranteed by the Small Business Administration ("SBA"), a U.S. government sponsored entity.

At June 30, 2010, the fair value of the Company's SBA securities included a combination of unrealized gains and losses. As of that same date, the fair value of the Company's portfolio of U.S. agency debentures reflected no unrealized losses. With credit risk being reduced to negligible levels due to the issuer's guarantee, the unrealized losses on the Company's investment in U.S. agency debt securities are due largely to the combined effects of several market-related factors including movements in market interest rates and general level of liquidity of such securities in the marketplace based on supply and demand.

With regard to interest rates, the Company's SBA securities are variable rate investments whose interest coupons are generally based on the Prime index minus a margin. Based upon the historically low level of short term market interest rates, of which the Prime index is one measure, the current yields on these securities are comparatively low. Consequently, the fair value of the SBA securities, as determined based upon the market price of these securities, reflects the adverse effects of the historically low short term, market interest rates at June 30, 2010.

Like the mortgage-backed securities described earlier, the currently diminished fair value of the Company's SBA securities also reflects the extended average lives of the underlying loans resulting from loan prepayment prohibitions that may be embedded in the underlying loans coupled with the generally reduced availability of credit in the marketplace reducing borrower refinancing opportunities. Such influences extend the timeframe over which an investor would anticipate holding the security at a "below market" yield. Similarly, the price of securitized SBA loan pools also reflects fluctuating supply and demand and in the marketplace attributable to similar factors as those applying to mortgage-backed securities, as presented above.

Unlike its SBA securities, the Company's U.S. agency debentures are fixed rate investments whose fair values over time reflect movements in comparatively longer term market interest rates. While there were no unrealized losses in the agency debenture portfolio at June 30, 2010, fluctuation in the fair value of such securities are generally attributable to movements in longer term market interest rates since their acquisition by the Company.

In sum, the factors influencing the fair value of the Company's U.S. agency securities, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Inasmuch as such market conditions fluctuate over time, the "noncredit-related" impairments of value arising from these changing market conditions are "temporary" in nature.

Notwithstanding their classification as available for sale versus held to maturity, the Company has both the ability and intent, as of the periods presented, to hold the temporarily impaired securities within each segment until the fair value of the securities recover to a level equal to or greater than the Company's amortized cost. As of June 30, 2010 the Company has not decided to sell the securities. Additionally, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. Moreover, the

Note 6 – Impairment of Securities (Continued)

Company purchased these securities at either par or nominal premiums. Accordingly, the Company expects that the securities will not be settled for a price less than its amortized cost.

In light of the factors noted above, the Company does not consider its U.S. agency securities with unrealized losses at June 30, 2010 to be "other-than-temporarily" impaired as of that date. As such, the temporary impairments associated with those securities classified as available for sale continue to be recognized through other comprehensive income while the accounting for those securities classified as held to maturity continue to be based upon historical cost.

Trust Preferred Securities

The outstanding balance of the Company's trust preferred securities totaled $6.6 million at June 30, 2010 and comprised less than one percent of total investments and total assets as of that date. The category comprises a total of five "single-issuer" (i.e. non-pooled) trust preferred securities, four of which are impaired as of June 30, 2010, that were originally issued by four separate financial institutions. As a result of bank mergers involving the issuers of these securities, the Company's five trust preferred securities currently represent the de-facto obligations of three separate financial institutions.

The Company generally evaluates the level of credit risk for each of its trust preferred securities based upon ratings assigned by one or more credit rating agencies where such ratings are available. For those trust preferred securities that are impaired, the Company uses such ratings as a practical expedient to identify those securities whose impairments are potentially "credit-related" versus "noncredit-related".

Specifically, impairments associated with investment-grade trust preferred securities are generally categorized as "noncredit-related" given the nominal level of credit losses that would be expected based upon such ratings. At June 30, 2010, the Company owned two securities at an amortized cost of $2.9 million that were consistently rated as investment grade by Moody's and Standard & Poor's Financial Services ("S&P"). The securities were originally issued through Chase Capital II and currently represent de-facto obligations of JPMorgan Chase & Co.

The Company has attributed the unrealized losses on these securities to the combined effects of several market-related factors including movements in market interest rates and general level of liquidity of such securities in the marketplace based on overall supply and demand.

With regard to interest rates, the Company's impaired trust preferred securities are variable rate securities whose interest rates generally float with three month Libor plus a margin. Based upon the historically low level of short term market interest rates, the current yield on these securities is comparatively low. Consequently, the fair value of the securities, as determined based upon their market price, reflects the adverse effects of the historically low market interest rates at June 30, 2010.

More significantly, the market prices of the impaired trust preferred securities also currently reflect the effect of reduced demand for such securities given the increasingly credit risk-averse nature of financial institutions in the current marketplace. Additionally, such prices reflect the effects of increased supply arising from financial institutions selling such investments and reducing assets for capital adequacy purposes, as noted earlier.

Note 6 – Impairment of Securities (Continued)

In sum, the factors influencing the fair value of the Company's investment-grade trust preferred securities, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Inasmuch as such market conditions fluctuate over time, the "noncredit-related" impairments of value arising from these changing market conditions are "temporary" in nature.

In light of the factors noted above, the Company does not consider its investments in those trust preferred securities with unrealized losses at June 30, 2010 that were consistently rated as investment grade to be "other-than-temporarily" impaired for "credit-related" reasons as of that date.

The impairments of the Company's trust preferred securities with one or more non-investment grade ratings are further evaluated to determine if such impairments are "credit-related". Factors considered in this evaluation include, but may not be limited to, the financial strength and viability of the issuer and its parent company, the security's historical performance through prior business and economic cycles, rating consistency or variability among rating companies, the security's current and anticipated status regarding payment default or deferral of contractual payments to investors and the impact of these factors on the present value of the security's expected future cash flows in relation to its amortized cost basis.

At June 30, 2010, the Company owned two securities at an amortized cost of $4.9 million that were rated as investment grade by Moody's, but below investment grade by S&P. The securities were originally issued through BankBoston Capital Trust IV and MBNA Capital B and currently represent de-facto obligations of Bank of America Corporation.

In evaluating the impairment associated with these securities, the Company noted the overall financial strength and continuing expected viability of the issuing entity's parent, particularly given their systemically critical role in the marketplace. The Company noted the security's absence of historical defaults or payment deferrals throughout prior business cycles and continued performance throughout the current fiscal crisis. The Company also noted the disparity between investment-grade and non-investment grade ratings for the securities among rating companies which demonstrates the current level of uncertainty regarding credit-risk in the marketplace. Given these factors, the Company had no basis upon which to estimate an adverse change in the expected cash flows over the securities' remaining terms to maturity.

In light of the factors noted above, the Company does not consider its investments in those trust preferred securities with unrealized losses at June 30, 2010 that were characterized by one or more non-investment grade ratings to be "other-than-temporarily" impaired for "credit-related" reasons as of that date.

While all of its trust preferred securities are classified as available for sale, the Company has both the ability and intent, as of the periods presented, to hold the impaired securities until their fair values recover to a level equal to or greater than the Company's amortized cost. Toward that end, the fair values of the two securities with combined amortized costs totaling $2.9 million representing de-facto obligations of JPMorgan Chase & Co increased by approximately $557,000 or 18.6% of par to $2.2 million at June 30, 2010 from $1.7 million at June 30, 2009. Additionally, the fair values of the two securities with combined amortized costs totaling $4.9 million representing de-facto obligations of Bank of America Corporation increased $953,000 or 19.1% of par to $3.4 million at June 30, 2010 from $2.4 million at June 30, 2009.

As of June 30, 2010 the Company has not decided to sell the securities. Additionally, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. Moreover, the Company purchased these securities at nominal discounts. Call provisions, where applicable, require full

Note 6 – Impairment of Securities (Continued)

repayment of principal at par or higher by the issuer. Accordingly, the Company expects that the securities will not be settled for a price less than its amortized cost.

In light of the factors noted above, the Company does not consider its investments in trust preferred securities with unrealized losses at June 30, 2010 to be "other-than-temporarily" impaired as of that date. As such, the temporary impairments associated with these available for sale securities continue to be recognized through other comprehensive income.

The following table presents roll forwards of OTTI recognized in earnings due to credit-related losses.

		Activity in credit-related other-than-temporary impairment ("OTTI") recognized through earnings				
	Cumulative balance of credit-related OTTI recognized in earnings - beginning	Additions for newly identified credit-related OTTI	Additions to existing OTTI for further credit-related declines in fair value	Reductions in credit-related OTTI for security sale	Reductions in credit-related OTTI due to accretion of impairment into interest income	Cumulative balance of credit-related OTTI recognized in earnings - ending
	(In Thousands)					
Collateralized mortgage obligations:						
Non-agency securities:						
Year ended June 30, 2010	$ 434	$ 17	$ 189	$ (639)	$ 1	$ -
Three months ended June 30, 2009	$ 290	$ 92	$ 52	$ -	$ -	$ 434

Note 7 - Loans Receivable

	June 30,	
	2010	2009
	(In Thousands)	
Real estate mortgage	$ 866,863	$ 886,696
Commercial business	14,352	14,812
Consumer:		
Home equity loans	101,659	113,387
Home equity lines of credit	11,320	12,116
Passbook or certificate	2,703	2,922
Other	1,545	1,585
	117,227	130,010
Construction	14,707	13,367
Total Loans	1,013,149	1,044,885
Unamortized yield adjustments including net premiums on purchased loans and net deferred loan costs and fees	564	962
	$1,013,713	$1,045,847

At June 30, 2010 and 2009, real estate mortgage loans included $663,850,000 and $689,317,000, respectively, of loans secured by one-to-four-family residential properties and $203,013,000 and $197,379,000, respectively, of commercial mortgage loans secured by multi-family and nonresidential properties.

The Bank has granted loans to officers and directors of the Company and its Subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. As of June 30, 2010 and 2009 such loans totaled approximately $4.1 million and $4.8 million, respectively. During the year ended June 30, 2010, new loans to related parties totaled $352,000 and repayments totaled approximately $1,079,000.

Note 7 - Loans Receivable (Continued)

The activity in the allowance for loan losses is as follows:

	Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Balance – beginning	**$6,434**	$6,104	$6,049
Provisions charged to operations	**2,616**	317	94
Loans charged off	**(541)**	(6)	(39)
Loans recovered	**52**	19	-
Balance – ending	**$8,561**	$6,434	$6,104

At June 30, 2010, 2009 and 2008, non-accrual loans for which the accrual of interest had been discontinued totaled approximately $9,242,000, $8,135,000 and $1,573,000, respectively. Had these loans been performing in accordance with their original terms, the interest income recognized for the years ended June 30, 2010, 2009 and 2008, would have been $629,000, $591,000 and $105,000, respectively. Interest income recognized on such loans was $233,000, $134,000 and $47,000, respectively.

At June 30, 2010, 2009 and 2008, accruing loans which are contractually past due 90 days or more totaled approximately $12,321,000, $5,017,000 and $-0-, respectively. The loans identified as such are mortgages serviced by others for which the servicer has advanced all delinquent principal and interest payments. The Bank may be obligated to reimburse the servicer for some or all of those funds depending upon the final disposition of each loan.

At June 30, 2010, 2009 and 2008, total impaired loans were $20,539,000, $11,075,000 and $2,485,000, and the related allowance for loan losses totaled $4,315,000, $1,430,000 and $1,163,000, respectively. The portion of impaired loans that did not have a specific allocation of the allowance for loan losses totaled $6,443,000, $5,696,000 and $596,000 at June 30, 2010, 2009 and 2008, respectively. During the years ended June 30, 2010, 2009 and 2008, the average balance of impaired loans was $17,886,000, $5,546,000 and $2,519,000, respectively, and interest income recognized during the periods of impairment totaled $826,000, $113,000 and $117,000, respectively.

Note 8 - Premises and Equipment

	June 30,	
	2010	**2009**
	(In Thousands)	
Land	**$ 8,950**	$ 8,964
Buildings and improvements	**31,123**	31,395
Leasehold improvements	**2,159**	577
Furnishings and equipment	**11,681**	11,124
Construction in progress	**1,011**	2,003
	54,924	54,063
Less accumulated depreciation and amortization	**19,935**	18,568
	$34,989	$35,495

Land included properties held for future branch expansion totaling $2,419,000 at both years ended June 30, 2010 and 2009.

Note 9 - Interest Receivable

	June 30,	
	2010	**2009**
	(In Thousands)	
Loans	**$4,235**	$4,485
Mortgage-backed securities	**2,814**	3,533
Debt securities	**1,289**	219
	$8,338	$8,237

Note 10 - Goodwill and Other Intangible Assets

	Goodwill	Core Deposit Intangibles
	(In Thousands)	
Balance at June 30, 2007	$ 82,263	$ 292
Amortization	-	(241)
Balance at June 30, 2008	82,263	51
Amortization	-	(29)
Balance at June 30, 2009	82,263	22
Amortization	-	(22)
Balance at June 30, 2010	**$ 82,263**	**$ -**

The gross carrying amount of core deposit intangibles was $5,987,000 at both June 30, 2010 and 2009, while accumulated amortization totaled $5,987,000 and $5,965,000 at June 30, 2010 and 2009, respectively. Deposit intangibles were fully amortized at June 30, 2010 with no additional amortization expected in future periods. Core deposit intangibles are included in other assets in the consolidated statements of financial condition.

Note 11 - Deposits

	June 30,			
	2010		2009	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars In Thousands)			
Non-interest bearing demand	**$ 53,709**	**-** %	$ 51,210	- %
Interest-bearing demand	**256,154**	**1.31**	163,611	1.09
Savings and club	**334,167**	**0.89**	301,637	1.02
Certificates of deposit	**979,532**	**2.01**	904,743	2.97
	$1,623,562	**1.60** %	$1,421,201	2.23 %

Certificates of deposit with balances of $100,000 or more at June 30, 2010 and 2009, totaled approximately $333,418,000 and $275,920,000, respectively. The Bank's deposits are insurable to applicable limits by the Federal Deposit Insurance Corporation. The maximum deposit insurance amount has been increased from $100,000 to $250,000.

Note 11 - Deposits (Continued)

A summary of certificates of deposit by maturity follows:

	June 30, 2010	June 30, 2009
	(In Thousands)	
One year or less	**$716,289**	$740,383
After one to two years	**173,037**	111,086
After two to three years	**68,471**	24,317
After three to four years	**5,530**	23,181
After four to five years	**16,204**	5,772
After five years	**1**	4
	$979,532	$904,743

Interest expense on deposits consists of the following:

	Years Ended June 30, 2010	2009	2008
		(In Thousands)	
Demand	**$ 2,324**	$ 2,098	$ 2,714
Savings and clubs	**3,246**	3,072	3,272
Certificates of deposits	**22,519**	30,524	37,322
	$28,089	$35,694	$43,308

Note 12 - Advances from FHLB

Fixed rate advances from FHLB of New York mature as follows:

	June 30, 2010 Amount	2010 Weighted Average Interest Rate	2009 Amount	2009 Weighted Average Interest Rate
		(Dollars In Thousands)		
Maturing in years ending June 30:				
2011	**$ 10,000**	**5.40 %**	$ 10,000	5.40 %
2018	**200,000**	**3.79 %**	200,000	3.79 %
	$210,000	**3.87 %**	$210,000	3.87 %

Note 12 - Advances from FHLB (Continued)

At June 30, 2010, of the $200,000,000 in advances due after one year, $200,000,000 are callable within one year.

FHLB advances at June 30, 2010 and 2009 are collateralized by the FHLB capital stock owned by the Bank and mortgage-backed securities available for sale with carrying values totaling approximately $243,744,000 and $245,238,000, respectively.

Note 13 - Benefit Plans

Employee Stock Ownership Plan

Effective upon completion of the Company's initial public offering in February 2005, the Bank established an Employee Stock Ownership Plan ("ESOP") for all eligible employees who complete a twelve-month period of employment with the Bank, have attained the age of 21 and complete at least 1,000 hours of service in a plan year. The ESOP used $17,457,000 in proceeds from a term loan obtained from the Company to purchase 1,745,700 shares of Company common stock. Effective October 1, 2006 an addendum to the ESOP promissory note changed the payments from monthly to quarterly. As a result, the remaining term loan principal is payable over 42 equal installments through March 31, 2017. The interest rate on the term loan is 5.50%. Each year, the Bank intends to make discretionary contributions to the ESOP, which will be equal to principal and interest payments required on the term loan. The Bank may substitute dividends paid, if any, on the Company common stock held by the ESOP for discretionary contributions.

Shares purchased with the loan proceeds provide collateral for the term loan and are held in a suspense account for future allocations among participants. Contributions to the ESOP and shares released from the suspense account are to be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

ESOP shares pledged as collateral were initially recorded as unearned ESOP shares in the consolidated statements of financial condition. Thereafter, on a monthly basis, 12,123 shares are committed to be released, compensation expense is recorded equal to the number of shares committed to be released times the monthly average market price of the shares, and the committed shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $1,485,000, $1,691,000 and $1,733,000 for the years ended June 30, 2010, 2009 and 2008, respectively.

Note 13 - Benefit Plans (Continued)

Employee Stock Ownership Plan (Continued)

At June 30, 2010 and 2009, the ESOP shares were as follows:

	June 30,	
	2010	**2009**
Allocated shares	**649,770**	518,291
Distribution of shares due to employee resignations/terminations	**41,706**	27,775
Shares committed to be released	**84,396**	84,330
Unearned shares	**969,828**	1,115,304
Total ESOP Shares	**1,745,700**	1,745,700
Fair value of unearned shares	**$8,883,624**	$12,759,078

Employee Stock Ownership Plan Benefit Equalization Plan ("ESOP BEP")

The Bank has a non-qualified plan to compensate senior officers of the bank who participate in the Bank's ESOP for certain benefits lost under such plan by reason of benefit limitations imposed by the Internal Revenue Code. The ESOP BEP expense was approximately $30,000, $44,000 and $48,000 for the years ended June 30, 2010, 2009 and 2008, respectively. The liability totaled approximately $23,000 and $26,000 at June 30, 2010 and 2009, respectively.

Thrift Plan

The Bank sponsors the Employees' Savings and Profit Sharing Plan and Trust (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 20% of their compensation. The Bank will contribute a matching contribution up to 3% of the employee annual compensation. The Plan expense amounted to approximately $360,000, $337,000 and $324,000, for the years ended June 30, 2010, 2009 and 2008, respectively.

Retirement Plan

The Bank has a non-contributory multiple-employer pension plan covering all eligible employees. In accordance with final regulations issued by the Internal Revenue Service, the Bank elected to take advantage of a one-time change in the rules governing the interest rate basis used in actuarial valuations of defined benefit pans. Issuance of the final Regulation permitted the use of the March 2009 IRS Corporate Bond Yield curve for the July 1, 2009 actuarial valuation instead of the June 2009 yield curve, which resulted in reduced plan liabilities and reduced minimum required contributions for the year ended June 30, 2010. March 2009 interest rates were approximately 100 basis points higher than June 2009 rates. Beginning July 1, 2010, the June 30 IRS Corporate Bond Yield curve will be used to determine the interest rate basis for each subsequent actuarial valuation of the plan. At the date of the latest plan review, the actuarial present value of accumulated plan benefits exceeded the net assets available for plan benefits. Data for the actuarial present value of accumulated vested and non-vested benefits is not determinable for this multiple-employer retirement plan. During the years ended June 30, 2010, 2009 and 2008, total pension plan expense, contributions to the plan and administrative expenses and Pension Benefit Guaranty Corporation premium were approximately $291,000, $41,000 and $650,000, respectively.

Note 13 - Benefit Plans (Continued)

Retirement Plan (Continued)

On April 16, 2007, the Board of Directors of the Bank approved, effective July 1, 2007, "freezing" all future benefit accruals under the Bank's defined benefit pension plan. This action was intended to provide the Bank with additional flexibility in managing the costs associated with the benefit plans provided to its employees while still preserving all retirement plan participants' earned and vested benefits.

Benefit Equalization Plan ("BEP")

The Bank has an unfunded non-qualified plan to compensate senior officers of the Bank who participate in the Bank's qualified defined benefit plan for certain benefits lost under such plans by reason of benefit limitations imposed by Sections 415 and 401 of the Internal Revenue Code. There were approximately $63,000, $62,000 and $61,000 in contributions made to and benefits paid under the BEP during each of the years ended June 30, 2010, 2009 and 2008, respectively.

The following table sets forth the BEP's funded status and components of net periodic pension cost:

	June 30,	
	2010	**2009**
	(Dollars in Thousands)	
Change in benefit obligation:		
Benefit obligation - beginning	**$2,568**	$2,560
Interest cost	**163**	164
Actuarial loss	**-**	17
Benefit payments	**(63)**	(62)
Increase (decrease) due to change in the discount rate	**80**	(111)
Benefit obligation - ending	**$2,748**	$2,568
Change in plan assets:		
Fair value of assets - beginning	**$ -**	$ -
Settlements	**(63)**	(62)
Contributions	**63**	62
Fair value of assets - ending	**$ -**	$ -
Reconciliation of funded status:		
Accumulated benefit obligation	**$(2,748)**	$(2,568)
Projected benefit obligation	**$(2,748)**	$(2,568)
Fair value of assets	**-**	-
Accrued pension cost included in other liabilities	**$(2,748)**	$(2,568)
Valuation assumptions:		
Discount rate	**5.50%**	6.25%
Salary increase rate	**N/A**	N/A

Note 13 - Benefit Plans (Continued)

Benefit Equalization Plan ("BEP") (Continued)

	Years Ended June 30,		
	2010	**2009**	**2009**
		(Dollars in Thousands)	
Net periodic pension expense:			
Interest cost	**$163**	$164	$152
Curtailment	**-**	-	(35)
Amortization of net actuarial loss	**80**	98	146
	$243	$262	$263
Valuation assumptions:			
Discount rate	**6.25%**	6.75%	6.25%
Salary increase rate	**N/A**	N/A	N/A

It is estimated that contributions of approximately $96,000 will be made during the year ending June 30, 2011.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending June 30:	(In Thousands)
2011	**$96**
2012	**281**
2013	**250**
2014	**250**
2015	**248**
2016-2020	**1,199**

On April 16, 2007, the Board of Directors of the Bank approved, effective July 1, 2007, "freezing" all future benefit accruals under the BEP related to the Bank's defined benefit pension plan. This action was intended to provide the Bank with additional flexibility in managing the costs associated with the benefit plans provided to its employees while still preserving all retirement plan participants' earned and vested benefits.

At both June 30, 2010 and 2009, unrecognized net loss of $345,000 was included in accumulated other comprehensive income. For the fiscal year ending June 30, 2011, $13,000 of the net loss is expected to be recognized as a component of net periodic pension cost.

Note 13 - Benefit Plans (Continued)

Postretirement Welfare Plan

The Bank has an unfunded postretirement group term life insurance plan covering all eligible employees. The benefits are based on age and years of service. During the years ended June 30, 2010, 2009 and 2008, contributions and benefits paid totaled $5,000, $6,000 and $4,000, respectively.

The following table sets forth the accrued accumulated postretirement benefit obligation and the net periodic postretirement benefit cost:

	June 30,	
	2010	**2009**
	(Dollars in Thousands)	
Change in benefit obligation:		
Benefit obligation - beginning	**$558**	$491
Service cost	**25**	25
Interest cost	**34**	33
Actuarial gain	**(29)**	-
Premiums/claims paid	**(5)**	(6)
Adjustment for change in measurement date	**-**	15
Benefit obligation - ending	**$583**	$558
Change in plan assets:		
Fair value of assets - beginning	**$ -**	$ -
Premiums/claims paid	**(5)**	(6)
Contributions	**5**	6
Fair value of assets - ending	**$ -**	$ -
Reconciliation of funded status:		
Accumulated benefit obligation	**$(583)**	$(558)
Fair value of assets	**-**	-
Accrued postretirement benefit cost included in other liabilities	**$(583)**	$(558)
Valuation assumptions:		
Discount rate	**5.50%**	6.50%
Salary increase rate	**3.25%**	4.00%

Note 13 - Benefit Plans (Continued)

Postretirement Welfare Plan (Continued)

	Years Ended June 30,		
	2010	**2009**	**2008**
		(Dollars in Thousands)	
Net periodic postretirement benefit cost:			
Service cost	**$25**	$25	$24
Interest cost	**34**	33	34
Amortization of past service liability	**10**	10	10
Amortization of unrecognized gain	**(8)**	(6)	-
	$61	$62	$68
Valuation assumptions:			
Discount rate	**6.50%**	7.00%	6.38%
Salary increase rate	**4.00%**	4.25%	3.75%

It is estimated that contributions of approximately $11,000 will be made during the year ending June 30, 2011.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending June 30:	(In Thousands)
2011	**$11**
2012	**13**
2013	**14**
2014	**15**
2015	**15**
2016-2020	**82**

At June 30, 2010 and 2009, unrecognized net gain of $133,000 and $112,000, respectively, and unrecognized past service cost of $12,000 and $22,000, respectively, were included in accumulated other comprehensive income. For the fiscal year ending June 30, 2011, $1,000 of unrecognized net gain and $10,000 of unrecognized past service cost are expected to be recognized as a component of net periodic post retirement benefit cost.

Directors' Consultation and Retirement Plan ("DCRP")

The Bank has an unfunded retirement plan for non-employee directors. The benefits are payable based on term of service as a director. During each of the years ended June 30, 2010, 2009 and 2008, contributions and benefits paid totaled $84,000, $89,000 and $89,000, respectively.

Note 13 - Benefit Plans (Continued)

Directors' Consultation and Retirement Plan ("DCRP") (Continued)

The following table sets forth the DCRP's funded status and components of net periodic cost:

	June 30,	
	2010	**2009**
	(Dollars in Thousands)	
Change in benefit obligation:		
Projected benefit obligation - beginning	**$2,558**	$2,301
Service cost	**129**	121
Interest cost	**160**	156
Actuarial loss	**2**	-
Annuity payments	**(84)**	(89)
Adjustment for a change in measurement date	**-**	69
Projected benefit obligation - ending	**$2,765**	$2,558
Change in plan assets:		
Fair value of assets - beginning	**$ -**	$ -
Settlements	**(84)**	(89)
Contributions	**84**	89
Fair value of assets - ending	**$ -**	$ -
Reconciliation of funded status:		
Accumulated benefit obligation	**$(2,138)**	$(2,089)
Projected benefit obligation	**$(2,765)**	$(2,558)
Fair value of assets	**-**	-
Accrued cost included in other liabilities	**$(2,765)**	$(2,558)
Valuation assumptions:		
Discount rate	**5.50%**	6.50%
Fee increase rate	**3.25%**	4.00%

Note 13 - Benefit Plans (Continued)

Directors' Consultation and Retirement Plan ("DCRP") (Continued)

	Years Ended June 30,		
	2010	**2009**	**2008**
	(Dollars in Thousands)		
Net periodic plan cost:			
Service cost	**$129**	$121	$134
Interest cost	**160**	156	139
Amortization of transition obligation	**-**	43	44
Amortization of past service liability	**61**	61	61
	$350	$381	$378
Valuation assumptions:			
Discount rate	**6.50%**	7.00%	6.38%
Fee increase rate	**4.00%**	4.25%	3.75%

It is estimated that contributions of approximately $183,000 will be made during the year ending June 30, 2011.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending June 30:	(In Thousands)
2011	**$183**
2012	**162**
2013	**176**
2014	**150**
2015	**167**
2016-2020	**1,125**

At June 30, 2010 and 2009, unrecognized net gain of $229,000 and $230,000, respectively, and unrecognized past service cost of $324,000 and $385,000, respectively, were included in accumulated other comprehensive income. For the fiscal year ending June 30, 2011, $15,000 of unrecognized gain and $61,000 of unrecognized past service cost are expected to be recognized as a component of net periodic plan cost.

Note 13 - Benefit Plans (Continued)

Stock Compensation Plans

The Company has two stock-related compensation plans: stock options and restricted stock awards. The plans authorized the award of up to 3,564,137 shares as stock option grants and 1,425,655 shares as restricted stock awards. At June 30, 2010, there were 319,897 shares remaining available for future option grants and 155,959 shares remaining available for future restricted stock awards under the plans.

Employee options and non-employee director options generally vest over a five-year service period and have a contractual maturity of ten years. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards. There were no options granted during the years ended June 30, 2010, 2009 and 2008.

Restricted shares generally vest in full after five years. Management recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period of five years. There were no restricted stock awards granted during the years ended June 30, 2010, 2009 and 2008.

During the years ended June 30, 2010, 2009 and 2008, the Company recorded $4,991,000, $4,992,000 and $4,992,000, respectively, of share-based compensation expense, comprised of stock option expense of $1,907,000, $1,906,000 and $1,908,000, respectively, and restricted stock expense of $3,084,000, $3,086,000 and $3,084,000, respectively.

During the years ended June 30, 2010, 2009 and 2008, the income tax benefit attributed to non-qualified stock options expense was approximately $533,000, $533,000 and $521,000, respectively, and attributed to restricted stock expense was approximately $1,260,000, $1,260,000 and $1,232,000, respectively.

The following is a summary of the Company's stock option activity and related information for its option plans for the year ended June 30, 2010:

	Options	Weighted Average Exercise Price	Range of Prices	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Thousands)				(In Thousands)
Outstanding at June 30, 2009	3,226	$12.33	$11.55 - $12.71	6.4 years	$ -
Exercised	-	-			-
Forfeited	-	-			
Outstanding at June 30, 2010	**3,226**	**$12.33**	**$11.55 - $12.71**	**5.4 years**	-
Exercisable at June 30, 2010	**2,579**	**$12.33**	**$11.55 - $12.71**	**5.4 years**	-

Upon exercise of vested options, management expects to draw on treasury stock as the source of the shares. As of June 30, 2010, the Company has 4,393,223 shares of treasury stock. There were no vested options exercised during the years ended June 30, 2010 and 2009. The aggregate intrinsic values of exercised vested options during the year ended June 30, 2008 was $3,000. Expected future compensation expense relating to the 646,848 unexercisable options outstanding as of June 30, 2010 is $745,000 over a weighted average period of 0.4 years.

Note 13 - Benefit Plans (Continued)

Stock Compensation Plans (Continued)

The following is a summary of the status of the Company's non-vested restricted share awards as of June 30, 2010 and changes during the year ended June 30, 2010:

	Restricted Shares	Weighted Average Grant Date Fair Value
	(In Thousands)	
Non-vested at June 30, 2009	501	$12.31
Vested	(251)	$12.31
Non-vested at June 30, 2010	250	$12.31

During the years ended June 30, 2010, 2009 and 2008, the total fair value of vested restricted shares were $2,506,000, $3,048,000 and $3,154,000, respectively. Expected future compensation expense relating to the 250,539 non-vested restricted shares at June 30, 2010 is $1,199,000 over a weighted average period of 0.4 years.

Note 14 - Stockholders' Equity and Regulatory Capital

The Office of Thrift Supervision (the "OTS") imposes various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends. A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least thirty days before making a capital distribution. A savings institution must file an application for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules of the OTS; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution's net income for that year to date plus the institution's retained net income for the preceding two years; (iii) it would not adequately be capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the OTS or applicable regulations.

During the fiscal year ended June 30, 2008, the Bank applied for and received the approval from the OTS to distribute $19,000,000 to the Company. A cash dividend in that amount was paid by the Bank to the Company in November, 2007. During the fiscal year ended June 30, 2010, a second application for a capital distribution from the Bank to the Company was approved by the OTS in the amount of $6,000,000. A cash dividend in that amount was paid by the Bank to the Company in December, 2009.

Note 14 - Stockholders' Equity and Regulatory Capital (Continued)

The Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

The OTS may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation or agreement. The capital distributions by Kearny Financial Corp., as a savings and loan holding company, are not subject to the OTS capital distribution rules.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank's capital levels at the dates presented:

	June 30,	
	2010	**2009**
	(In Thousands)	
GAAP capital:		
Consolidated capital	**$485,926**	$476,720
Less: Unconsolidated capital of the Company	**(22,653)**	(25,658)
Bank capital	**463,273**	451,062
Less: Unrealized gain on securities	**(16,816)**	(8,710)
Noncredit-related other-than-temporary impairment losses on securities held to maturity	**-**	161
Net benefit plan change in AOCI	**188**	242
Goodwill	**(82,263)**	(82,263)
Intangible assets	**-**	(22)
Core (Tier 1) and tangible capital	**364,382**	360,470
Add: General valuation allowance for loan losses	**4,246**	5,004
Less: Low level recourse and residual interest	**-**	(417)
Total Regulatory Capital	**$368,628**	$365,057

Note 14 - Stockholders' Equity and Regulatory Capital (Continued)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
As of June 30, 2010:						
Total capital (to risk-weighted assets)	**$368,628**	**37.98 %**	**≥ $77,655**	**≥ 8.00 %**	**≥ $97,069**	**≥ 10.00 %**
Tier 1 capital (to risk-weighted assets)	**364,382**	**37.54**	**≥ 38,828**	**≥ 4.00**	**≥ 58,241**	**≥ 6.00**
Core (Tier 1) capital (to adjusted total assets)	**364,382**	**16.44**	**≥ 88,674**	**≥ 4.00**	**≥ 110,842**	**≥ 5.00**
Tangible capital (to adjusted total assets)	**364,382**	**16.44**	**≥ 33,253**	**≥ 1.50**	**≥ -**	**≥ -**
As of June 30, 2009:						
Total capital (to risk-weighted assets)	$365,057	38.80 %	≥ $75,267	≥ 8.00 %	≥ $94,084	≥ 10.00 %
Tier 1 capital (to risk-weighted assets)	360,470	38.27	≥ 37,634	≥ 4.00	≥ 56,450	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	360,470	17.84	≥ 80,814	≥ 4.00	≥ 101,018	≥ 5.00
Tangible capital (to adjusted total assets)	360,470	17.84	≥ 30,305	≥ 1.50	≥ -	≥ -

On November 9, 2009, the most recent notification from the OTS, the Bank was categorized as well capitalized as of June 30, 2009, under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

Note 15 - Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code (the "IRC"). Retained earnings at June 30, 2010, includes approximately $30.5 million of bad debt allowance, pursuant to the IRC, for which income taxes have not been provided. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are as follows:

	Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Current tax expense (benefit):			
Federal income	**$4,916**	$3,988	$2,948
State income	**62**	(64)	953
	4,978	3,924	3,901
Deferred tax (benefit) expense:			
Federal income	**(1,198)**	(457)	741
State income	**1,086**	1,142	(511)
	(112)	685	230
Valuation allowance	**97**	(12)	(2,180)
	$4,963	$4,597	$1,951

Note 15 - Income Taxes (Continued)

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 35% to income before income taxes for the years ended June 30, 2010 and 2009 and 34% to the year ended June 30, 2008:

	Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Federal income tax expense	**4,121**	$3,846	$2,671
(Reductions) increases in income taxes resulting from:			
Tax exempt interest	**(199)**	(193)	(310)
New Jersey state tax, net of federal income tax effect	**809**	721	1,108
ESOP market value adjustment	**10**	83	94
Qualified stock options compensation expense	**211**	211	204
Income from BOLI	**(182)**	(182)	(189)
Employee compensation	**175**	166	376
Merger-related expenses	**131**	-	-
Charitable donation	**(63)**	-	-
Other items, net	**(147)**	(43)	177
	4,866	4,609	4,131
Valuation allowance	**97**	(12)	(2,180)
Total income tax expense	**4,963**	$4,597	$1,951
Effective income tax rate	**42.15%**	41.84%	24.84%

The effective income tax rate represents total income tax expense divided by income before income taxes.

During the year ended June 30, 2008, the Company reversed the valuation allowances for the state alternative minimum assessment and the benefit to be derived from utilization of the state net operating loss carryforward for the year ended June 30, 2006 and the benefit to be derived from utilization of the state net operating loss carryforward for the year ended June 30, 2007. With the dissolution of Kearny Federal Investment Corp. and the transfer of its assets to the Bank, the Bank is projected to have sufficient future taxable income to effectively utilize its state net operating loss carryforwards. Accordingly, the related deferred tax assets are now considered to be more likely than not to be realized.

During the year ended June 30, 2009, the Company reversed a valuation allowance on other-than-temporary impairment as a result of a redemption-in-kind transaction of a mutual fund. As a result of the same redemption-in-kind transaction, the Company incurred a realized capital loss which was partially utilized as a capital loss carry back against capital gains in the three preceding years. The Company established a deferred tax asset for the remaining capital loss carry forward. Since it was not currently more likely than not that the deferred tax asset related to incurred capital losses would be realized, the Company established a valuation allowance thereon during the years ended June 30, 2010 and 2009.

Note 15 - Income Taxes (Continued)

The tax effects of existing temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	June 30,	
	2010	2009
	(In Thousands)	
Deferred income tax assets:		
Noncredit-related other-than-temporary impairment on securities held to maturity	$ -	$ 228
Accumulated other comprehensive income - Defined benefit plans	131	167
Allowance for loan losses	3,497	2,628
Benefit plans	2,398	2,208
Compensation	153	142
Stock based compensation	3,846	3,262
Alternative minimum tax	156	160
Net operating loss carryforward	-	889
Other-than-temporary impairment	-	177
Capital loss carryover	369	272
Uncollected interest	339	273
Depreciation	24	-
Other	79	20
	10,992	10,426
Valuation allowance	(369)	(272)
	10,623	10,154
Deferred income tax liabilities:		
Depreciation	-	74
Goodwill	3,287	2,489
Unrealized gain on securities available for sale	11,675	6,138
Other	52	58
	15,014	8,759
Net deferred income tax (liability) asset	$ (4,391)	$ 1,395

Note 16 - Commitments

The Bank has non-cancelable operating leases for branch offices. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2010:

Years Ending June 30:	(In Thousands)
2011	$497
2012	286
2013	240
2014	252
2015	244
Thereafter	1,931
Total Minimum Payments Required	$3,450

The following schedule shows the composition of total rental expense for all operating leases:

	June 30,		
	2010	2009	2008
		(In Thousands)	
Minimum rentals	$531	$524	$466

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The outstanding loan commitments are as follows:

	June 30,	
	2010	2009
	(In Thousands)	
Mortgage loans	$ 27,091	$26,653
Home equity loans	395	4,535
Construction loans	511	2,727
Construction loans in process	4,708	7,574
Undisbursed funds from approved lines of credit	23,129	24,901
Commercial line of credit	2,724	1,050
	$ 58,558	$67,440

Note 16 - Commitments (Continued)

At June 30, 2010, the outstanding mortgage loan commitments include $26,913,000 for fixed rate loans with interest rates ranging from 3.875% to 6.50% and $178,000 for adjustable rate loans with initial rates ranging from 4.50% to 5.75%. Home equity loan commitments include $395,000 for fixed rate loans with interest rates ranging from 5.00% to 6.75%. Construction loan commitments totaling $511,000 are for short term loans with initial interest rates at 6.00% and maturities of six to twelve months. Undisbursed funds from home equity and business lines of credit are adjustable rate loans with interest rates ranging from 1.25% below to 2.50% above the prime rate published in the Wall Street Journal. Lines of credit providing overdraft protection for checking accounts are adjustable rate loans with interest rates set at 3.75% above prime.

At June 30, 2009, the outstanding mortgage loan commitments include $23,478,000 for fixed rate loans with interest rates ranging from 4.00% to 6.50% and $3,175,000 for adjustable rate loans with initial rates ranging from 5.75% to 6.00%. Home equity loan commitments include $4,385,000 for fixed rate loans with interest rates ranging from 5.25% to 5.875% and $150,000 for adjustable rate loans with an initial rate of 5.00%. Construction loan commitments are for loans with floating interest rates ranging from 1.25% below to 2.50% above the prime rate published in the Wall Street Journal. Undisbursed funds from approved lines of credit are adjustable rate loans with interest rates ranging from 1.25% below to 2.50% above the prime rate published in the Wall Street Journal.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty.

The Bank has established an overnight line of credit and companion (DRA) commitment, each in the amount of $100,000,000, with the Federal Home Loan Bank of New York, which expire on July 31, 2010. As of June 30, 2010, no funds were drawn against these credit lines.

The Company and subsidiaries are also party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material adverse effect on the consolidated financial position of the Company.

Note 17 - Fair Value of Financial Instruments

Effective July 1, 2008, the Company adopted FASB's guidance on fair value measurement. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

Note 17 - Fair Value of Financial Instruments (continued)

Additional guidance concerning the effective date of FASB's statement on fair value measurement issued in February 2008, delayed the effective date of the guidance for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The implementation of this guidance did not have a material impact on the Company's consolidated financial position or results of operations.

In August 2009, the FASB issued guidance concerning fair value measurements and disclosures, specifically measuring liabilities at fair value. The amendments within the guidance clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: A valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or another valuation technique that is consistent with the principles of the guidance. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This guidance is effective for the first reporting period (including interim periods) beginning after issuance. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In September 2009, the FASB issued guidance concerning fair value measurements and disclosures, specifically investments in certain entities that calculate net asset value per share (or its equivalent). The amendments within the guidance create a practical expedient to measure the fair value of an investment in the scope of the amendments in this guidance on the basis of the net asset value per share of the investment (or its equivalent) determined as of the reporting entity's measurement date; require disclosures by major category of investment about the attributes of those investments, such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees; improve financial reporting by permitting use of a practical expedient, with appropriate disclosures, when measuring the fair value of an alternative investment that does not have a readily determinable fair value; and improve transparency by requiring additional disclosures about investments in the scope of the amendments in this guidance to enable users of financial statements to understand the nature and risks of investments and whether the investments are probable of being sold at amounts different from net asset value per share. The guidance is effective for interim and annual periods ending after December 15, 2009. The implementation of this guidance did not have a material impact on the Company's consolidated financial position or results of operations.

In January 2010, the FASB issued guidance concerning fair value measurement and disclosures. The guidance mandates additional disclosure requiring that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers while also requiring that in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The guidance clarifies existing fair value disclosure requirements such that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. Moreover, a reporting entity should provide disclosures about the valuation techniques and inputs used

Note 17 - Fair Value of Financial Instruments (continued)

to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This guidance also includes conforming amendments regarding employers' disclosures about postretirement benefit plan assets. The conforming amendments change the terminology from "major categories" of assets to "classes" of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The implementation of the new pronouncement during the quarter ended March 31, 2010 did not have a material impact on the Company's consolidated financial position or results of operations. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements for those disclosures that go into effect during fiscal 2011.

The guidance on fair value measurement describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In addition, the guidance requires the Company to disclose the fair value for assets and liabilities on both a recurring and non-recurring basis.

Note 17 - Fair Value of Financial Instruments (Continued)

Those assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
	(In Thousands)			
At June 30, 2010:				
Securities available for sale	**$ -**	**$ 28,497**	**$ 1,000**	**$ 29,497**
Mortgage-backed securities available for sale	**-**	**703,455**	**-**	**703,455**
At June 30, 2009:				
Securities available for sale	$ -	$ 26,987	$ 1,040	$ 28,027
Mortgage-backed securities available for sale	-	683,785	-	683,785

The fair values of securities available for sale (carried at fair value) or held to maturity (carried at amortized cost) are primarily determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). The Company holds a trust preferred security with a par value of $1.0 million, a de-facto obligation of Mercantil Commercebank Florida Bancorp, Inc., whose fair value has been determined by using Level 3 inputs. It is a part of a $40.0 million private placement with a coupon of 8.90% issued in 1998 and maturing in 2028. Generally management has been unable to obtain a market quote due to a lack of trading activity for this security. Consequently, the security's fair value at June 30, 2010 is based upon the present value of its expected future cash flows assuming the security continues to meet all its payment obligations and utilizing a discount rate based upon the security's contractual interest rate.

Note 17 - Fair Value of Financial Instruments (Continued)

Those assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
	(In Thousands)			
At June 30, 2010				
Impaired loans	$ -	$ -	$ 9,781	$ 9,781
Real estate owned	-	-	37	37
At June 30, 2009				
Impaired loans	$ -	$ -	$ 3,949	$ 3,949
Other-than-temporarily impaired securities held to maturity	-	274	-	274

An impaired loan is evaluated and valued at the time the loan is identified as impaired at the lower of cost or market value. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Market value is measured based on the value of the collateral securing the loan and is classified at a Level 3 in the fair value hierarchy. Once a loan is identified as individually impaired, management measures impairment in accordance with the FASB's guidance on accounting by creditors for impairment of a loan with the fair value estimated using the market value of the collateral reduced by estimated disposal costs. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly. Impaired loans valued using Level 3 inputs had principal balances totaling $14.1 million and $5.4 million with valuation allowances of $4.3 million and $1.4 million at June 30, 2010 and June 30, 2009, respectively.

Once a loan is foreclosed, the fair value of real estate owned continues to be evaluated based upon the market value of the repossessed real estate originally securing the loan. Real estate owned whose carrying value reflected Level 3 inputs totaled $37,000 at June 30, 2010.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at June 30, 2010 and June 30, 2009:

Cash and Cash Equivalents, Interest Receivable and Interest Payable. The carrying amounts for cash and cash equivalents, interest receivable and interest payable approximate fair value because they mature in three months or less.

Securities. See the discussion presented on Page F-60 concerning assets measured at fair value on a recurring basis.

Loans Receivable. Except for certain impaired loans as previously discussed, the fair value of loans receivable is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Note 17 - Fair Value of Financial Instruments (Continued)

Deposits. The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Advances from FHLB. Fair value is estimated using rates currently offered for advances of similar remaining maturities.

Commitments. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, is not considered material for disclosure. The contractual amounts of unfunded commitments are presented on Page F-56.

The carrying amounts and estimated fair values of financial instruments are as follows:

	At June 30, 2010		At June 30, 2009	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimate d Fair Value**
		(In Thousands)		
Financial assets:				
Cash and cash equivalents	$ **181,422**	$ **181,422**	$ 211,525	$ 211,525
Securities available for sale	**29,497**	**29,497**	28,027	28,027
Securities held to maturity	**255,000**	**256,914**	-	-
Loans receivable	**1,005,152**	**1,022,873**	1,039,413	1,048,219
Mortgage-backed securities available for sale	**703,455**	**703,455**	683,785	683,785
Mortgage-backed securities held to maturity	**1,700**	**1,754**	4,321	3,678
Interest receivable	**8,338**	**8,338**	8,237	8,237
Financial liabilities:				
Deposits [(A)]	**1,623,562**	**1,632,209**	1,421,201	1,430,796
Advances from FHLB	**210,000**	**245,491**	210,000	238,714
Interest payable on FHLB advances	**1,054**	**1,054**	1,058	1,058

[(A)] Includes accrued interest payable on deposits of $142 and $125, respectively, at June 30, 2010 and June 30, 2009.

Limitations. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instrument, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instrument and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 17 - Fair Value of Financial Instruments (Continued)

The fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment, and advances from borrowers for taxes and insurance. In addition, the ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

Note 18 – Comprehensive Income

The components of accumulated other comprehensive income included in stockholders' equity are as follows:

	June 30,	
	2010	**2009**
	(In Thousands)	
Net unrealized gain on securities available for sale	**$28,578**	$15,027
Tax effect	**(11,675)**	(6,138)
Net of tax amount	**16,903**	8,889
Noncredit-related other-than-temporary impairment of securities held to maturity	-	(554)
Tax effect	-	228
Net of tax amount	-	(326)
Benefit plan adjustments	**(319)**	(410)
Tax effect	**131**	167
Net of tax amount	**(188)**	(243)
Accumulated other comprehensive income	**$ 16,715**	$ 8,320

Note 18 – Comprehensive Income (Continued)

Other comprehensive income and related tax effects are presented in the following table:

	Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Realized loss (gain) on securities available for sale:			
Realized loss (gain) arising during the year	**$ (1,545)**	$ 415	$ -
Loss on impairment of securities available for sale:			
Realized loss arising during the year	**-**	-	659
Unrealized holding gain on securities available for sale:			
Unrealized gain arising during the year	**15,096**	16,746	10,260
Noncredit-related other-than-temporary impairment gain on securities held to maturity	**554**	(274)	-
Benefit plans:			
Amortization of:			
Transition obligation	**-**	43	44
Actuarial loss	**72**	92	146
Past service cost	**71**	71	71
New actuarial (loss) gain during the year	**(52)**	94	177
Effects of curtailment	**-**	-	647
Net change in benefit plans accrued expense	**91**	300	1,085
Other comprehensive income before taxes	**14,196**	17,187	12,004
Tax effect	**(5,801)**	(6,994)	(4,524)
Other comprehensive income	**$ 8,395**	$ 10,193	$ 7,480

Note 19 - Parent Only Financial Information

Kearny Financial Corp. operates its wholly owned subsidiaries, Kearny Financial Securities, Inc. and Kearny Federal Savings Bank and the Bank's wholly-owned subsidiaries. The consolidated earnings of the subsidiaries are recognized by the Company using equity method of accounting. Accordingly, the consolidated earnings of the subsidiaries are recorded as increase in the Company's investment in the subsidiaries. The following are the condensed financial statements for Kearny Financial Corp. (Parent Company only) as June 30, 2010 and 2009, and for each of the years in the three-year period ended June 30, 2010.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	June 30,	
	2010	**2009**
	(In Thousands)	
Assets		
Cash and amounts due from depository institutions	**$ 9,010**	$ 9,598
ESOP loan receivable	**11,198**	12,533
Mortgage-backed securities available for sale (amortized cost 2010 $3,163; 2009 $4,415)	**3,309**	4,436
Interest receivable	**13**	18
Investment in subsidiaries	**463,281**	451,069
Other assets	**222**	233
	$ 487,033	$477,887
Liabilities and Stockholders' Equity		
Other liabilities	**$ 1,107**	$ 1,167
Stockholders' equity	**485,926**	476,720
	$ 487,033	$477,887

Note 19 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF INCOME

	Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Dividends from subsidiary	**$ 6,000**	$ -	$ 19,000
Interest income	**819**	1,017	1,303
Equity in undistributed earnings of subsidiaries	**645**	6,226	(13,408)
	7,464	7,243	6,895
Directors' compensation	**128**	122	134
Other expenses	**411**	614	648
	539	736	782
Income before Income Taxes	**6,925**	6,507	6,113
Income tax expense	**113**	116	209
Net income	**$ 6,812**	$ 6,391	$ 5,904

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	**$ 6,812**	$ 6,391	$ 5,904
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of the subsidiaries	**(645)**	(6,226)	13,408
Amortization of premiums	**29**	12	-
(Increase) decrease in interest receivable	**5**	(18)	69
Payments received on intercompany liabilities	**3,073**	3,857	7,354
Decrease (increase) in other assets	**4**	10	46
(Decrease) increase in other liabilities	**(75)**	(80)	92
Net Cash Provided by Operating Activities	**9,203**	3,946	26,873

Note 19 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended June 30,		
	2010	**2009**	**2008**
		(In Thousands)	
Cash Flows from Investing Activities			
Repayment of loan to ESOP	$ 1,335	$ 1,264	$ 1,197
Purchases of mortgage-backed securities available for sale	-	(4,913)	-
Principal repayments on mortgage-backed securities available for sale	1,223	487	-
Capital contributions to subsidiaries	(10)	(10)	-
Net Cash (Used in) Provided by Investing Activities	2,548	(3,172)	1,197
Cash Flows from Financing Activities			
Dividends paid to minority stockholders of Kearny Financial Corp.	(3,693)	(3,566)	(3,712)
Purchase of common stock of Kearny Financial Corp. for treasury	(8,753)	(13,962)	(7,738)
Treasury stock reissued	-	-	63
Dividends contributed for payment of ESOP loan	107	81	54
Net Cash Used in Financing Activities	(12,339)	(17,447)	(11,333)
Net (Decrease) Increase in Cash and Cash Equivalents	(588)	(16,673)	16,737
Cash and Cash Equivalents - Beginning	9,598	26,271	9,534
Cash and Cash Equivalents - Ending	$ 9,010	$ 9,598	$26,271

Note 20 - Net Income per Common Share (EPS)

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year Ended June 30, 2010		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)		
Net income	$ 6,812		
Basic earnings per share, income available to common stockholders	$ 6,812	67,920	$0.10
Effect of dilutive securities:			
Stock options	-	-	
Diluted earnings per share	$ 6,812	67,920	$0.10

	Year Ended June 30, 2009		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)		
Net income	$ 6,391		
Basic earnings per share, income available to common stockholders	$ 6,391	68,710	$0.09
Effect of dilutive securities:			
Stock options	-	-	
Diluted earnings per share	$ 6,391	68,710	$0.09

	Year Ended June 30, 2008		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)		
Net income	$5,904		
Basic earnings per share, income available to common stockholders	$5,904	69,522	$0.08
Effect of dilutive securities:			
Stock options	-	-	
Diluted earnings per share	$5,904	69,522	$0.08

During the years ended June 30, 2010, 2009 and 2008, the average number of options which were anti-dilutive totaled 3,225,740, 3,225,740 and 3,227,388, respectively.

Note 21 - Quarterly Results of Operations (Unaudited)

The following is a condensed summary of quarterly results of operations for the years ended June 30, 2010 and 2009:

	Year Ended June 30, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Interest income	$ 23,156	$ 23,655	$ 23,284	$ 23,013
Interest expense	9,903	9,263	8,518	8,637
Net Interest Income	13,253	14,392	14,766	14,376
Provision for loan losses	858	605	891	262
Net Interest Income after Provision for Loan Losses	12,395	13,787	13,875	14,114
Non-interest income	520	515	510	1,153
Non-interest expenses	11,017	11,171	11,197	11,709
Income before Income Taxes	1,898	3,131	3,188	3,558
Income taxes	803	1,290	1,324	1,546
Net Income	$ 1,095	$ 1,841	$ 1,864	$ 2,012
Net income per common share:				
Basic	$ 0.02	$ 0.03	$ 0.03	$ 0.03
Diluted	$ 0.02	$ 0.03	$ 0.03	$ 0.03
Dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted Average Number of Common Shares Outstanding:				
Basic	68,074	68,015	67,875	67,711
Diluted	68,074	68,015	68,875	67,711

Note 21 - Quarterly Results of Operations (Unaudited) (Continued)

	Year Ended June 30, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Interest income	$25,160	$24,917	$24,248	$23,583
Interest expense	11,917	11,248	10,772	10,263
Net Interest Income	13,243	13,669	13,476	13,320
Provision for loan losses	-	109	208	-
Net Interest Income after Provision for Loan Losses	13,243	13,560	13,268	13,320
Non-interest income	308	736	18	457
Non-interest expenses	10,618	10,553	10,954	11,797
Income before Income Taxes	2,933	3,743	2,332	1,980
Income taxes	1,197	1,505	1,028	867
Net Income	$ 1,736	$ 2,238	$ 1,304	$ 1,113
Net income per common share:				
Basic	$ 0.03	$ 0.03	$ 0.02	$ 0.02
Diluted	$ 0.03	$ 0.03	$ 0.02	$ 0.02
Dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted Average Number of Common Shares Outstanding:				
Basic	69,205	68,829	68,485	68,310
Diluted	69,205	68,829	68,485	68,310

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEARNY FINANCIAL CORP.

Dated: September 13, 2010

By: /s/ John N. Hopkins
John N. Hopkins
Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirement of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on September 13, 2010 on behalf of the Registrant and in the capacities indicated.

/s/ John N. Hopkins
John N. Hopkins
Chief Executive Officer
(Principal Executive Officer)

/s/ William C. Ledgerwood
William C. Ledgerwood
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Theodore J. Aanensen
Theodore J. Aanensen
Director

/s/ John J. Mazur, Jr.
John J. Mazur, Jr.
Director

/s/ Joseph P. Mazza
Joseph P. Mazza
Director

/s/ Mathew T. McClane
Mathew T. McClane
Director

/s/ John F. McGovern
John F. McGovern
Director

/s/ Leopold W. Montanaro
Leopold W. Montanaro
Director

/s/ Henry S. Parow
Henry S. Parow
Director

/s/ John F. Regan
John F. Regan
Director

/s/ Eric B. Heyer
Eric B. Heyer
First Vice President and Chief Accounting Officer
(Principal Accounting Officer)

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BOARD OF DIRECTORS

John N. Hopkins
CEO & Director

John J. Mazur, Jr.
Chairman

Theodore J. Aanensen
Director

Dr. Joseph P. Mazza
Director

Matthew T. McClane
Director

John F. McGovern
Director

Leopold W. Montanaro
Director

Henry S. Parow
Director

John F. Regan
Director

CORPORATE OFFICERS

John N. Hopkins
CEO & Director

Craig L. Montanaro
President & COO

William C. Ledgerwood
Executive Vice President/CFO

Albert E. Gossweiler
Sr. Vice President/CIO
& Treasurer

Sharon Jones
Sr. Vice President
Corporate Secretary

Eric B. Heyer
1st Vice President
Chief Accounting Officer

KEARNY FEDERAL SAVINGS BANK OFFICERS

John N. Hopkins
CEO & Director

Craig L. Montanaro
President & COO

William C. Ledgerwood
Executive Vice President/CFO

Albert E. Gossweiler
Sr. Vice President/CIO
& Treasurer

Sharon Jones
Sr. Vice President
Corporate Secretary

Patrick M. Joyce
Sr. Vice President/CLO

Erika K. Parisi
Sr. Vice President
Branch Administrator

Grace Cruz-Beyer
1st Vice President/Controller

Eric B. Heyer
1st Vice President
Chief Accounting Officer

Cheryl L. Lyons
1st Vice President
Loan Operations

Kimberly T. Manfredo
1st Vice President
Director of Human Resources

Tracy Tripucka
1st Vice President/Director
of Commercial Lending

Maria Coppinger-Peters
Vice President
Compliance & CRA Officer

Frank L. Coronato
Vice President/IT

Allan R. Cronheim
Vice President
Security Officer

Carmine J. DiSomma
Vice President
Director of Internal Auditing

James E. Estler
Vice President
Branch Administration

Maryann Haberthur
Vice President
Branch Administration

Eric L. Kesselman
Vice President
Director of Marketing

Johanna Maggiore
Vice President
Mortgage Origination

Thomas McGurk
Vice President
Assistant Controller

Vince Micco
Vice President
Mortgage Advisor

Patrick Paolella
Vice President
Branch Administration

Donna Porcaro
Vice President
Commercial Loans

Jay A. Ruisi
Vice President
Consumer Loan Manager

Theresa Ruvo
Vice President
Training Officer

Margaret Sanchez
Vice President
Sales Training

Michael Sferrazza
Vice President/Accounting

Marlene Sirianni
Vice President/IRA

Timothy Swansson
Vice President
Director of IT

Mary E. Webb
Vice President/Operations

Steven Wharton
Vice President
Facilities Manager

Susan D. Zuidema
Vice President
Branch Administration

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting is scheduled for Thursday, October 21, 2010 at 10 a.m. on the second floor of the Kearny Federal Savings Bank Corporate Headquarters located at 120 Passaic Avenue, Fairfield, NJ 07004-3510.

Stock Listing

The common stock is traded over-the-counter on the NASDAQ Global Select Market under the ticker symbol KRNY. Stock quotations can be found in the Wall Street Journal and local daily newspapers. As of September 3, 2010, the closing price of the common stock was $9.02 bid and $9.05 ask.

Inquiries

Craig L. Montanaro, President & COO
120 Passaic Avenue
Fairfield, NJ 07004-3510
(973) 244-4510
cmontanaro@kearnyfederalsavings.net

Auditor

ParenteBeard LLC
100 Walnut Avenue, Suite 200
Clark, NJ 07066

Legal Counsel

Malizia Spidi & Fisch, P.C.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford NJ 07016-3572
1-800-368-5948

Number of Shares Outstanding

At September 3, 2010 Kearny Financial Corp. had 68,000,777 shares of common stock outstanding, owned by 4,108 registered holders plus approximately 2,702 beneficial (streetname) owners.


KEARNY
FINANCIAL CORP.

120 PASSAIC AVENUE • FAIRFIELD, NJ 07004

NASDAQ - KRNY